Exhibit 2.1

EQUITY INTEREST PURCHASE AGREEMENT

by and between

BROOKS AUTOMATION, INC.

and

ALTAR BIDCO, INC.

_____________

Dated as of September 20, 2021

_____________

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		45
5.1	Existence	45
5.2	Authority	45
5.3	No Conflict	46
5.4	Governmental Consents	46
5.5	Non-Foreign Person	46
5.6	No Broker	46
5.7	Financing	47
5.8	Limited Guaranty	48
5.9	Solvency	48
5.10	No Reliance on Other Representations and Warranties	49
5.11	No Other Representations or Warranties	50
ARTICLE VI AGREEMENTS		50
6.1	Conduct of Business	50
6.2	Reasonable Best Efforts	54
6.3	Regulatory Matters	54
6.4	Other Transaction Agreements	55
6.5	Further Action	55
6.6	Financing	56
6.7	Restrictive Covenants	59
6.8	Representations and Warranties Insurance	62
6.9	Change of Name	62
6.10	Exclusivity	62
6.11	Insurance	62
6.12	Release	63
6.13	Termination of Intercompany Accounts and Arrangements	65
6.14	Confidentiality Obligation of Seller	65
6.15	Confidentiality Obligation of Purchaser	65
6.16	Minimum Foreign Jurisdiction Cash	65
6.17	Safari Business Separation	66
6.18	Intellectual Property.	66
6.19	Calculation of Specified Unfunded Employee Amount.	66
ARTICLE VII EMPLOYEE MATTERS		67
7.1	General Principles	67
7.2	Employees	73
7.3	Miscellaneous	74
ARTICLE VIII TAX MATTERS		74
8.1	Allocation of Purchase Price	74
8.2	Filing of Returns; Payment of Taxes; Tax Contests	75
8.3	Transfer Taxes	76
8.4	Seller Consent	76
8.5	Tax Sharing Agreement	77
8.6	Indemnity for German and Swiss Tax Issues	77

ARTICLE IX CONDITIONS TO PURCHASER’S OBLIGATIONS FOR THE CLOSING		77
9.1	Representations and Warranties; Covenants and Agreements	77
9.2	Consents, Approvals, and Injunctions	78
ARTICLE X CONDITIONS TO SELLER’S OBLIGATIONS FOR THE CLOSING		79
10.1	Representations and Warranties; Covenants and Agreements	79
10.2	Consents, Approvals and Injunctions	79
ARTICLE XI NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		79
ARTICLE XII GENERAL MATTERS		80
12.1	[Reserved]	80
12.2	Termination	80
12.3	Bulk Sales	84
12.4	Notices	84
12.5	Enforcement	85
12.6	Assignment; Successors	86
12.7	No Third-Party Beneficiaries	86
12.8	Costs	87
12.9	Public Announcements	87
12.10	Amendments	88
12.11	Modification and Waivers	88
12.12	Counterparts	88
12.13	Entire Agreement	88
12.14	Severability	88
12.15	Consent to Jurisdiction	88
12.16	Governing Law	89
12.17	Waiver of Jury Trial	90
12.18	Financing Provisions	90
12.19	No Recourse	91

Schedules

Schedule 1.1(a) – Excluded Employees

Schedule 1.1(b) – Covered Territories

Schedule 1.1(c) – Knowledge of Seller

Schedule 1.1(d) – Transferred Subsidiaries

Schedule 3.1(c)(iii) – Release from Indebtedness
Schedule 4.3 – No Conflict
Schedule 4.4 – Governmental Consents
Schedule 4.5(a) – Financial Statements
Schedule 4.7(a) – Title to Assets
Schedule 4.7(b) – Transferred Subsidiaries Equity Interests
Schedule 4.7(d)(i) – Owned Real Property

Schedule 4.7(d)(ii) – Lease of Owned Real Property
Schedule 4.7(e) – Leased Real Property

Schedule 4.8 – Litigation
Schedule 4.9(a) – Contracts
Schedule 4.10(c) – Tax Matters
Schedule 4.11 – Employee Matters
Schedule 4.12(a) – Employee Benefit Matters
Schedule 4.13(b) – Intellectual Property
Schedule 4.15 – Absence of Certain Changes or Events
Schedule 4.16 – Compliance with Laws
Schedule 4.20 – Insurance
Schedule 4.21 – Customers and Suppliers
Schedule 4.22 – Bank Accounts
Schedule 4.23 – Product Warranties
Schedule 4.24 – Product Liabilities
Schedule 4.25 – Indebtedness
Schedule 4.26 – Affiliate Transactions
Schedule 4.27 – Shared Contracts
Schedule 6.1(q) – New Hires
Schedule 6.13 – Termination of Intercompany Accounts and Arrangements
Schedule 6.16 – Minimum Foreign Jurisdiction Cash

Schedule 6.17 – Safari Business Separation

Schedule 7.1(b)(ii) – Ordinary Course Promotions
Schedule 8.1 – Allocation Schedule

Exhibits

Exhibit A – Form of Limited Guaranty

Exhibit B – Accounting Principles

Exhibit C – Form of Real Estate Leases

Exhibit D – Form of Transition Services Agreement

Exhibit E – Form of Transitional Trademark License Agreement

EQUITY INTEREST PURCHASE AGREEMENT

EQUITY INTEREST PURCHASE AGREEMENT dated as of September 20, 2021 (this “Agreement”), by and between Brooks Automation, Inc., a Delaware corporation (“Seller”), and Altar BidCo, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller owns all of the outstanding Equity Interests (the “Units”) of Brooks Automation Holding, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, as of the date hereof, Seller and certain of its Subsidiaries operate the Safari Business;

WHEREAS, Seller, the Company and Brooks Automation US, LLC, a Delaware limited liability company, wholly owned by the Company (“OpCo”), are parties to an Asset Contribution Agreement dated September 20, 2021 (the “Asset Contribution Agreement”) pursuant to which the Contributed Assets (and Assumed Liabilities) will be transferred and assigned by Seller to, and accepted and assumed by, the Company and then will be transferred and assigned by the Company to, and accepted and assumed by, OpCo, in each case, effective October 1, 2021 (the “Asset Contribution”);

WHEREAS, Seller and the Company are parties to an Equity Contribution Agreement dated September 20, 2021 (the “Equity Contribution Agreement”) pursuant to which Seller will transfer and assign all outstanding Equity Interests of the Transferred Subsidiaries owned directly by Seller to the Company prior to the Closing (the “Equity Contribution,” and together with the Asset Contribution, the “Pre-Closing Restructuring”);

WHEREAS, Seller desires to sell the Units and to cause German Seller to sell the Germany Holdings Equity Interests, and Purchaser desires to (i) purchase the Units and (ii) purchase, or cause a wholly owned subsidiary of Purchaser (such subsidiary, “German Purchaser”) to purchase, the Germany Holdings Equity Interests, subject to the terms and conditions set forth herein;

WHEREAS, it is the intention of the parties hereto that upon the consummation of the purchase and sale of the Units and Germany Holdings Equity Interests pursuant to this Agreement, Purchaser shall own, either directly or indirectly though German Purchaser, as applicable, all of the outstanding Equity Interests of the Company and Germany Holdings;

WHEREAS, Purchaser, Seller and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement, and to prescribe certain conditions thereto, in each case, as set forth herein;

WHEREAS, as a condition and material inducement to the Company’s execution and delivery of this Agreement, each of Thomas H. Lee Equity Fund IX, L.P., Thomas H. Lee Parallel Fund IX, L.P., THL Fund IX Coinvestment Partners, L.P., THL Automation Fund, L.P.,

THL Automation Parallel Fund, L.P., THL Automation Executive Fund, L.P., THL Automation Coinvestment Partners, L.P., and THL Fund IX Investors (Altar), L.P. (each, a “Guarantor”), is executing and delivering to Seller, simultaneously with the execution and delivery of this Agreement, a limited guaranty in the form attached hereto as Exhibit A (the “Limited Guaranty”), pursuant to which, and subject to the terms and conditions thereof, each Guarantor has guaranteed a portion of certain obligations of Purchaser hereunder; and

WHEREAS, Seller has received an equity commitment from each Guarantor under the Equity Commitment Letter, and each Guarantor has sufficient assets to carry out its respective obligations under the Equity Commitment Letter to which it is a named party.

NOW, THEREFORE, in consideration of the premises set forth above and the respective covenants, agreements, representations and warranties hereinafter set forth, the Parties hereby agree as follows:

Article I
Definitions and Documentary Conventions
1.1Definitions.  The following terms shall have the following meanings and, unless stated otherwise, all references to “Section” or “Schedule” herein shall be to such Section or such Schedule to this Agreement:

“Accounting Principles” shall mean the methodology of calculating Net Working Capital set forth on Exhibit B.

“Accounting Referee” shall have the meaning set forth in Section 2.4.

“Acquisition Agreements” shall mean this Agreement, the Asset Contribution Agreement (including the Patent Assignment Agreements, the Trademark Assignment Agreements and the Bill of Sale and Assignment and Assumption Agreements referred to therein) and the Equity Contribution Agreement (including the applicable Transfer Agreements referred to therein).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any agreement, offer, proposal or inquiry (whether written or oral) relating to, or any Person’s indication of interest in, one or more transactions involving the sale, license, disposition or acquisition of all or a material portion of the Equity Interests of the Company Group Entities, the Contributed Assets (or any other assets of the Company Group Entities) or the Safari Business, however structured.

“Affiliate” shall mean, as to any Person, any other Person that is controlling, controlled by or under common control with such Person, except to the extent expressly modified herein.  For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the power to direct or cause the direction of the management, policies or affairs of a Person by reason of ownership of voting stock, contract or otherwise.

“Aggregate International Cash Shortfall Amount” shall have the meaning set forth in Section 6.16.

“Agreement” shall have the meaning set forth in the preamble.

“Allocation Schedule” shall have the meaning set forth in Section 8.1.

“Anti-Corruption Laws” means all U.S. and non-U.S. laws, statutes, regulations and orders relating to the prevention of corruption, money laundering and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Asset Contribution” has the meaning set forth in the Recitals.

“Asset Contribution Agreement” has the meaning set forth in the Recitals.

“Assumed Liabilities” shall have the meaning set forth in the Asset Contribution Agreement.

“Audited Financial Statements” shall have the meaning set forth in Section 4.5.

“Business Day” shall mean any day other than (a) a Saturday or Sunday and (b) any day on which commercial banks in New York, New York, United States of America are authorized or required by Governmental Rule to close.

“Calculation Time” means 12:01 a.m. Eastern Time on the Closing Date.

“CAR” shall have the meaning set forth in Section 6.1(l).

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Governmental Rule or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020 (the “Payroll Tax Executive Order”)) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Governmental Rule and including any related or similar orders or declarations from any Governmental Authority) and (ii) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the CARES Act contained in the Consolidated Appropriations Act, 2021, H.R. 133.

“Cash” means the cash and cash equivalents of only OpCo and the Company (and not, for the avoidance of doubt, any other Company Group Entity), including checks, wire transfers and drafts received but not cleared by OpCo and the Company and net of any outstanding checks, wire transfers and drafts sent but not cleared by OpCo and the Company, in each case, provided that any corresponding adjustments to accounts receivable or accounts payable, as applicable, have been reflected in Net Working Capital, and net of any bank overdrafts of OpCo and the Company.  Notwithstanding the foregoing or anything herein to the contrary, Cash shall, in all cases, exclude (i) any cash or cash equivalents in reserve or escrow accounts, restricted cash, custodial cash, cash and cash equivalents held for others and cash and cash equivalents otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash or cash equivalents for any lawful purpose of the Company Group Entities, and (ii) any cash or cash equivalents used in, or that otherwise inures to the benefit of Seller or any of its Affiliates (other than the Company

Group Entities) as a result of any violation of the last sentence of Section 6.1.  Cash may be a positive or negative amount and shall in all cases be calculated in accordance with the Accounting Principles.

“Closing” shall have the meaning set forth in Section 3.1(a).

“Closing Cash” shall mean the aggregate amount of Cash of OpCo and the Company (and not, for the avoidance of doubt, any other Company Group Entity) as of the Calculation Time; provided that in no event shall Closing Cash exceed $10,000,000 (the “US Cash Cap”).

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Closing Indebtedness” shall mean Indebtedness of the Company Group Entities as of immediately prior to the Closing.

“Closing Net Working Capital” shall mean Net Working Capital of the Company Group Entities as of the Calculation Time.

“Closing Statement” shall have the meaning set forth in Section 2.4.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letters” shall have the meaning set forth in Section 5.7(b).

“Company” has the meaning set forth in the Recitals.

“Company Group Entities” means, collectively, the Company, OpCo, Brooks Automation Italy s.r.l. and the Transferred Subsidiaries.

“Comparable Position” shall mean, with respect to any Covered Employee, a position that is comparable to the type of position held by such Covered Employee as of immediately prior to the Closing Date, at a geographic location that is within the greater of (i) 50 straight-line miles of the Covered Employee’s home and (ii) the distance between the Covered Employee’s home and place of work as of immediately prior to the Closing Date or, in the case of a Covered Employee who is employed without a fixed office provided by Seller as of immediately prior to the Closing Date, a position that enables such employee to continue to maintain such arrangement.

“Computer Systems” means the separate Software, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, and information contained therein or transmitted thereby, including any outsourced systems and processes, owned, leased, licensed, or to be owned or received as a service by the Safari Business as established for the Safari Business.

“Confidentiality Agreement” shall mean the Confidentiality Non-Disclosure Agreement between Seller and Thomas H. Lee Partners, L.P., dated January 15, 2021, as amended on August 25, 2021.

“Contributed Assets” shall have the meaning set forth in the Asset Contribution Agreement.

“Contributed Contracts” shall have the meaning set forth in the Asset Contribution Agreement.

“Contributed IP” shall have the meaning set forth in the Asset Contribution Agreement.

“Contributed Real Property” shall have the meaning set forth in the Asset Contribution Agreement.

“Contributed Tangible Personal Property” shall have the meaning set forth in the Asset Contribution Agreement.

“Covered Employees” shall mean those employees of Seller and its Subsidiaries who provide services primarily to the Safari Business and those listed on Schedule 4.11(a)(i); provided, however, that unless otherwise required under applicable law, “Covered Employees” shall exclude (A) all former employees, (B) all individuals who, as of the Closing Date, are receiving short-term or long-term disability benefits under the disability plans of Seller or any of its Subsidiaries; provided, however, any individual who returns to employment from a short-term disability leave within six (6) months following the Closing Date will become a Covered Employee upon the individual’s return, and (C) any individual listed on Schedule 1.1(a).

“Covered Territories” shall mean the territories set forth on Schedule 1.1(b).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Actions” means any commercially reasonable actions taken by a Party or its Subsidiaries (after determination by such Party or its applicable Subsidiary that such actions are prudent) to the extent that such action would have been taken by a reasonable Person similarly situated as such Party and its Subsidiaries in connection with (a) mitigating the adverse effects occurring after the date hereof of events caused by COVID-19 or the public health emergency resulting therefrom (including as reasonably necessary to protect the health and safety of customers, suppliers, employees and other business relationships of such Person) or (b) ensuring compliance by such Person and its Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other similar Governmental Rule or other order, directive, restrictions, guidelines, responses or recommendations, by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or industry group in connection with or in response to COVID-19.

“Data Privacy Obligations” shall mean all of the following to the extent relating to Personal Information or data privacy, security or breach notification with respect to the Safari Business: (i) any applicable Governmental Rules, (ii) Seller’s policies and procedures relating to the Safari Business; (iii) industry standards applicable to the Safari Business (including the Payment Card Industry Data Security Standard (PCI-DSS)); and (iv) contracts that are binding on the Safari Business.

“Debt Commitment Letter” shall have the meaning set forth in Section 5.7(a).

“Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Debt Financing Fee Letter” shall have the meaning set forth in Section 5.7(c).

“Debt Financing Sources” shall mean the Persons that have committed to provide or arrange the Debt Financing, the Debt Commitment Letter or other debt financings in connection with the transactions contemplated hereby, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Deferred Compensation Plan” shall mean the Brooks Automation, Inc. Amended and Restated Deferred Compensation Plan.

“Definitive Agreements” shall have the meaning set forth in Section 6.6(a).

“Disclosure Letter” shall have the meaning set forth in Article IV.

“Dispute Notice” shall have the meaning set forth in Section 2.4.

“DOJ” shall mean the United States Department of Justice.

“Employment Costs” shall mean any and all employment and employee benefits-related liabilities, obligations, claims, losses, costs and expenses, including, subject to the terms of this Agreement, Severance Obligations, and the employer portion of any employment, payroll or similar Taxes payable with respect thereto.

“End Date” shall have the meaning set forth in Section 12.2(a)(ii).

“Environmental Laws” shall mean all Governmental Rules concerning pollution, public or worker health or safety, or the protection of the environment.

“Environmental Permits” shall mean any Permits that are required pursuant to Environmental Laws.

“Equity Commitment Letter” shall have the meaning set forth in Section 5.7(b).

“Equity Contribution” has the meaning set forth in the Recitals.

“Equity Contribution Agreement” has the meaning set forth in the Recitals.

“Equity Financing” shall have the meaning set forth in Section 5.7(b)

“Equity Interest” means any type of equity, or equity-based equity ownership in an entity, including partnership interests in a general partnership or limited partnership, membership interests in a limited liability company, stock or similar security in a corporation or the comparable instruments for any other entity or any other interest entitling the holder thereof to convert or exercise into or exchange for, or carry rights to purchase any of the foregoing (including any subscriptions, calls, warrants, options or any other rights or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire any of the foregoing), or any other interest classified as an equity security of a Person or any equity appreciation, phantom equity, profit participation or other equity-linked rights.

“Equity Investors” shall have the meaning set forth in Section 5.7(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person that, together with any other Person, is, or was at any relevant time, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections.

“Estimated Closing Cash” shall have the meaning set forth in Section 2.2(a).

“Estimated Closing Indebtedness” shall have the meaning set forth in Section 2.2(a).

“Estimated Closing Net Working Capital” shall have the meaning set forth in Section 2.2(a).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.2(a).

“Ex-Im Laws” means all U.S. and non-U.S. laws, statutes, regulations, and orders relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Governmental Rules administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Excluded Assets” shall have the meaning set forth in the Asset Contribution Agreement.

“Excluded Liabilities” shall have the meaning set forth in the Asset Contribution Agreement.

“Families First Act” means the Families First Coronavirus Response Act, (Pub. L. No. 116-127), as amended, and the guidance, rules and regulations promulgated thereunder.

“Financial Statements” shall have the meaning set forth in Section 4.5.

“Financing” shall have the meaning set forth in Section 5.7(b).

“Fraud” means a willful or knowing misrepresentation of material facts by Seller in Article IV (including the Disclosure Letter) or Purchaser in Article V (including the disclosure schedules related thereto), and upon which such other Party has actually and reasonably relied which constitutes intentional fraud pursuant to Delaware Governmental Rules.  “Fraud” specifically excludes fraud based on a theory of recklessness or any form of constructive or equitable fraud.

“FTC” shall mean the United States Federal Trade Commission.

“GAAP” shall mean generally accepted accounting principles in the United States.

“German Purchaser” has the meaning set forth in the Recitals.

“German Seller” means Brooks Life Science (Germany) GmbH.

“German Tax Issue” means any and all Taxes owed by Brooks Automation (Germany) GmbH for a Pre-Closing Tax Period in connection with tax deductions claimed relating to inventory reserves, or other adjustments relating to the German tax audit involving Brooks Automation (Germany) GmbH for fiscal years 2015 and 2016.

“Germany Holdings” means Brooks Automation (Germany) GmbH.

“Governmental Authority” shall mean any national, federal, provincial, territorial, municipal, state or local court, governmental or administrative agency or commission or other governmental agency, authority, tribunal, board, bureau, instrumentality, regulatory body or self-regulatory body, domestic or foreign, or any arbitral body (public or private).

“Governmental Rule” shall mean any act, code, constitution, common law, statute, law, treaty, rule, ordinance, regulation, directive, determination or order enacted, promulgated or issued by any Governmental Authority or any judgment, decree, injunction, writ, order or like action of any Governmental Authority.

“Guarantor” has the meaning set forth in the Recitals.

“Hazardous Materials” means all substances, materials, chemicals, contaminants, pollutants or wastes regulated, or for which liability or standards of conduct may be imposed, under any Environmental Law, including, petroleum or petroleum by-products, asbestos or asbestos-containing materials, lead, polychlorinated biphenyls, or per- and polyfluoroalkyl substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inactive Covered Employee” shall have the meaning set forth in Section 7.1(b)(i).

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication: (i) all obligations of such Person for borrowed money or in respect of loans,

lines of credit or advances; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, in each case solely to the extent drawn upon; (iv) all obligations arising from cash/book overdrafts; (v) all obligations arising from deferred compensation arrangements (including the Deferred Compensation Plan); (vi) all obligations of such Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person; (vii) all capital or finance lease obligations, in each case, as determined in accordance with GAAP or as classified in the Financial Statements; (viii) all obligations for the deferred purchase price of property or services (including any “earn-out” payments or similar payments or obligations at the maximum amount payable in respect thereof) with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables or similar accruals incurred in the Ordinary Course of Business which are not past due to the extent included in Net Working Capital); (ix) all obligations under conditional sale or other title retention agreements relating to property or assets purchased by such Person; (x) all obligations (determined on the basis of actual, not notional, obligations) with respect to interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements, or other interest or exchange rate hedging agreements or arrangements; (xi) any liability or obligation in respect of any unfunded or underfunded defined benefit pension, gratuity, termination indemnity, statutory severance or any other similar plans or arrangements associated with employees of the Safari Business; provided that, such liability or obligation in respect of the foregoing items in Taiwan, Japan, Switzerland, South Korea, Germany and Israel shall be determined in accordance with Section 6.19 (such aggregate amount as determined, the “Specified Unfunded Employee Amount”), (xii) all “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that such Person has elected to defer pursuant to Section 2303 of the CARES Act and all Taxes (including withholding taxes) deferred pursuant to IRS Notice 2020-65 or any related or similar order or declaration from any Governmental Authority (including the Payroll Tax Executive Order), in each case to the extent such deferred Taxes have not yet been remitted to the relevant Governmental Authority, (xiii) the Pre-Closing Tax Liabilities Amount, (xiv) all guaranties of such Person in connection with any of the foregoing; (xv) the Aggregate International Cash Shortfall Amount, (xvi) any declared but unpaid dividends or distributions of such Person except to the extent payable to a Company Group Entity, and (xvii) all fees, accrued and unpaid interest, premiums or penalties related to any of the foregoing, including such liabilities payable as a result of the transactions contemplated by this Agreement; provided that “Indebtedness” shall not include real property or other operating lease obligations required to be reported as liabilities as a result of FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842).

“Independent Firm” shall have the meaning set forth in Section 8.1.

“Initial Purchase Price” means an amount equal to the sum of (a) $3,000,000,000, plus (b) the amount (if any) by which Estimated Closing Cash is greater than the Minimum United States Cash Level, minus (c) the amount (if any) by which Estimated Closing Cash is less than the Minimum United States Cash Level, plus (d) the Net Working Capital Surplus, if any, minus (e) the Net Working Capital Deficit, if any, minus (f) the Estimated Closing Indebtedness.

“Intellectual Property Rights” means all right, title and interest in or to any intellectual property right, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) names and marks, including registered and unregistered trademarks, trade names, service marks, certification marks, collective marks or any other type of mark, trade dress, slogan, symbol, logo, brand name, product name, corporate name, legal entity name, domain name or social media account name and applications therefor, together with the goodwill associated therewith; (ii) patents, patent applications, including any provisional, utility, continuation, continuation-in-part or divisional applications filed in the United States or any other jurisdiction, and all reissues, divisionals, provisionals, revisions, renewals, extensions, continuations, continuations-in-part and all reexamination certificates issuing therefrom; (iii) ownership rights, including all related copyright registrations (other than any moral rights) to copyrightable works, including computer and electronic data processing programs and Software (including existing versions and that which presently is under development), documentation, software designs, technical and functional specifications, and mask works; (iv) Trade Secrets; and (v) all proceeds, causes of action, and rights of recovery and collection, and rights to sue and recover damages from, against third parties for past and future infringement, misappropriation, or other violation or impairment of any of the foregoing and all rights to collect royalties, fees, income and other payments and proceeds arising from any of the foregoing.

“Interest Rate” means a rate per annum equal to the prime rate as published in The Wall Street Journal on the date the applicable payment was required to be made (or if no quotation for such prime rate is available for such date, on the next preceding date for which such quotation is available) plus 350 basis points.

“Interim Balance Sheet Date” shall have the meaning set forth in Section 4.5(a).

“Interim Financial Statements” shall have the meaning set forth in Section 4.5.

“Knowledge of Seller” or words of similar import shall mean the actual knowledge after reasonable inquiry of any Person set forth on Schedule 1.1(b) to this Agreement. For purposes of this definition, reasonable inquiry means a reasonable inquiry of such individual’s direct reports with responsibility for the subject matter of the applicable representation and warranty, if any.

“Leased Real Property” shall mean each Safari Business Entity’s Leases pursuant to which such Safari Business Entity holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property which is primarily related to or primarily used in the Safari Business, including those Leases set forth on Schedule 4.7(e).

“Leases” shall mean each Safari Business Entity’s right, title and interest in all leases, subleases, licenses, concessions and other real estate agreements (written or oral).

“Legal Restraint” shall mean any temporary restraining order, preliminary or permanent injunction or other judgment, order, writ, decree, determination, ruling, assessment or award or other legal restraint or prohibition issued by any court of competent jurisdiction, Governmental Authority.

“Lenders” shall have the meaning set forth in Section 5.7(a).

“Licensed IP” shall mean the Parent Marks and Target Marks (as those terms are defined in the Transitional Trademark License Agreement) licensed to Seller by Purchaser pursuant to the Transitional Trademark License Agreement.

“Liens” shall mean pledges, claims, liens (statutory or otherwise), charges, encumbrances, easements, hypothecations, claims, restrictions, licenses, preferences, priorities, servitude covenants, options, rights of recovery, Legal Restraints, mortgages, deeds of trust, encroachments and security interests of any kind or nature whatsoever.

“Limited Guaranty” has the meaning set forth in the Recitals.

“Major Customers” shall have the meaning set forth in Section 4.21.

“Major Suppliers” shall have the meaning set forth in Section 4.21.

“Material Contracts” shall have the meaning set forth in Section 4.9.

“Minimum United States Cash Level” means $5,000,000.

“Net Working Capital” means the current assets of the Safari Business minus the current liabilities of the Safari Business, in each case (i) including or excluding, as applicable, the assets, liabilities or other items described in the Accounting Principles and (ii) otherwise determined in accordance with the Accounting Principles and, if applicable, the definitions set forth in this Agreement.

“Net Working Capital Deficit” means the amount by which the Closing Net Working Capital is less than the Net Working Capital Lower Target.

“Net Working Capital Lower Target” means $152,000,000.

“Net Working Capital Surplus” means the amount by which the Closing Net Working Capital is greater than the Net Working Capital Upper Target; provided that in no event shall the Net Working Capital Surplus exceed $10,000,000 for purposes of determining either the Initial Purchase Price or the Purchase Price.

“Net Working Capital Upper Target” means $168,000,000.

“Non-Recourse Parties” shall have the meaning set forth in Section 12.19.

“Non-Resident Capital Gain Tax” means any Taxes imposed, whether directly or indirectly, by a Governmental Authority of a jurisdiction on a non-resident of such jurisdiction (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise) in connection with the sale or transfer of any of the Company Group Entities pursuant to this Agreement or the Pre-Closing Restructuring.

“Non-Solicitation Period” shall have the meaning set forth in Section 6.7(a)(i).

“Non-US Plan” shall have the meaning set forth in Section 4.12(b).

“Noticed Pre-Closing Claim” shall have the meaning set forth in Section 6.11.

“OpCo” has the meaning set forth in the Recitals.

“Operating Agreements” shall mean the Transition Services Agreement, the Transitional Trademark License Agreement and the Real Property Lease Agreements.

“Ordinary Course of Business” means actions taken by the Company Group Entities, or by Seller or German Seller with respect to the Contributed Assets, the Company Group Entities or the Safari Business, in the ordinary course of business consistent with past custom and practice.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by a Safari Business Entity and which is primarily related to or primarily used in the Safari Business, including those set forth on Schedule 4.7(e).

“Parties” shall mean Purchaser and Seller.

“Performance Stock Unit” shall mean a performance-based vesting restricted stock unit granted pursuant to a Seller Equity Incentive Plan and an applicable award agreement.

“Permits” shall mean all permits, licenses, franchises, authorizations, registrations, consents, certificates, accreditations, notification and approvals (including Environmental Permits) obtained from or issued by Governmental Authorities or required by any Governmental Authority to be obtained, maintained or filed.

“Permitted Liens” shall mean: (i) Liens for Taxes, assessments and governmental charges or court proceedings being contested in good faith by a Safari Business Entity in appropriate proceedings and for which adequate reserves have been established in the Interim Financial Statements (if required under GAAP); (ii) Liens for Taxes either not due and payable, or due but which may be paid without penalty, and in each case for which adequate reserves have been established in the Interim Financial Statements (if required under GAAP); (iii) inchoate Liens, charges and privileges incidental to current operations in the Ordinary Course of Business (including mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens) for amounts which are not yet due and payable and for which appropriate reserves have been established in the Interim Financial Statements (if required under GAAP); (iv) security given in the Ordinary Course of Business to any public utility, Governmental Authority or to any statutory or public authority; (v) other Liens, if any, which imperfections of title or other encumbrances do not materially impair the use of the assets to which they relate; (vi) all encumbrances, covenants, easements, agreements and restrictions of record applicable to the land and buildings thereon which encumber Purchaser’s leasehold interest described in the Real Property Lease Agreements; (vii) Liens that are immaterial in character and amount and that do not materially detract from the value of, or materially interfere with the use of, the properties or assets they affect; (viii) non-exclusive licenses or other similar non-exclusive rights, permissions or authorizations that have been granted by Seller or any Company Group Entity in the Ordinary Course of Business to any Party prior to the Closing Date; and (ix) easements, rights of way, encroachments, zoning ordinances and other similar encumbrances of record affecting the Owned Real Property or Leased Real Property and matters that would be disclosed by an accurate survey or title insurance opinion, report, commitment, or policy, none of which materially detracts from the value of, or materially interferes with the use of, the properties or assets they affect.

“Person” shall mean any individual, firm, corporation, general or limited partnership, limited liability company, trust, business trust, joint stock company, joint venture, unincorporated organization, sole proprietorship, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Authority, and shall include any successor (by merger or otherwise) of such entity.

“Personal Information” means (i) any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household, or device, and (ii) any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “personal information,” or a similar term under any Governmental Rule.

“Pre-Closing Claims” shall have the meaning set forth in Section 6.11.

“Pre-Closing Occurrence Based Policies” shall have the meaning set forth in Section 6.11.

“Pre-Closing Restructuring” has the meaning set forth in the Recitals.

“Pre-Closing Tax Liabilities Amount” shall mean, without duplication, an aggregate amount equal to all of the unpaid Tax liabilities of each of the Company Group Entities (which, for the avoidance of doubt, shall be without duplication of any Taxes of the Company Group Entities paid by Seller pursuant to Section 8.2(a)(i), and which in no event shall be less than zero in any jurisdiction or for any standalone taxpaying entity) attributable to any Pre-Closing Tax Period (whether or not yet due and payable), calculated consistently with the past practice of the Company Group Entities (except as required by applicable law or as otherwise provided herein), and determined by (i) including in taxable income any adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Tax Governmental Rule) and any prepaid amounts or deferred revenue that in each case would not otherwise be included in taxable income on or prior to the Closing Date, (ii) including, if applicable, the aggregate amount of any Tax under Section 965 of the Code (whether or not deferred under Section 965(h) of the Code), (iii) including any Taxes payable after the Closing Date pursuant to Sections 951 and 951A of the Code by a direct, indirect or constructive shareholder (including Purchaser and its Affiliates) of any of the Company Group Entities that are attributable to income of a Company Group Entity for any Pre-Closing Tax Period (offset, for the avoidance of doubt, by any applicable taxes deemed paid pursuant to Section 960 of the Code and also offset by any applicable deduction arising under Section 250 of the Code), and (iv) taking into account any estimated or prepaid Taxes paid by a Company Group Entity in a particular jurisdiction to the extent actually available under applicable Governmental Rules to reduce such unpaid Taxes of the same type in such jurisdiction for such Company Group Entity for the Pre-Closing Tax Period.

“Pre-Closing Tax Period” shall mean all taxable periods ending on or prior to the Closing Date, and the portion of all Straddle Periods ending on (and including) the Closing Date.

“Pre-Transfer Service” shall have the meaning set forth in Section 7.1(c).

“Proceeding” shall mean any actions, suits, proceedings, charges, lawsuits, litigations, arbitrations, audits, investigations, inspections, subpoenas, penalty assessments, or other compliance or enforcement actions by any Governmental Authority.

“Property Taxes” shall have the meaning set forth in Section 8.2(d).

“Purchase Price” means an amount equal to the sum of (a) $3,000,000,000, plus (b) the amount (if any) by which Closing Cash, as finally determined pursuant to the process set forth in Section 2.3 through Section 2.5, is greater than the Minimum United States Cash Level, minus (c) the amount (if any) by which Closing Cash, as finally determined pursuant to the process set forth in Section 2.3 through Section 2.5, is less than the Minimum United States Cash Level, plus (d) the Net Working Capital Surplus, if any, as finally determined pursuant to the process set forth in Section 2.3 through Section 2.5, minus (e) the Net Working Capital Deficit, if any, as finally determined pursuant to the process set forth in Section 2.3 through Section 2.5, minus (f) the Closing Indebtedness, as finally determined pursuant to the process set forth in Section 2.3 through Section 2.5.

“Purchaser” shall have the meaning set forth in the first paragraph of this Agreement.

“Purchaser Benefit Plans” shall have the meaning set forth in Section 7.1(c).

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 5.1.

“Purchaser Released Parties” has the meaning set forth in Section 6.12(a).

“Purchaser’s Welfare Plan” shall have the meaning set forth in Section 7.1(e).

“Purchaser’s Workers’ Compensation Plan” shall have the meaning set forth in Section 7.1(d)(iii).

“R&W Insurance Policy” means a buyer-side representations & warranties insurance policy issued on or after the date hereof by an issuer or issuers acceptable to Purchaser, which insurance policy shall (a) include an irrevocable, unconditional waiver of the insurer thereunder of such insurer’s subrogation rights against Seller (other than in the case of Fraud) and (b) provide the premium, underwriting fee and any other fees and expenses relating to or arising from the purchase of such policy shall be paid for by Purchaser.

“Real Property Lease Agreements” shall mean the Real Estate Leases in the form attached hereto as Exhibit C.

“Released Parties” shall have the meaning set forth in Section 12.2(c).

“Releasing Parties” shall have the meaning set forth in Section 12.2(c).

“Replacement Plans” has the meaning set forth in Section 7.1(a).

“Representatives” shall mean a Person’s officers, directors, managers, stockholders or employees or any investment banker, attorney or other advisor, agent or representative retained by any of them.

“Required Amount” shall have the meaning set forth in Section 6.10(b).

“Restricted Business” means the manufacturing, marketing, selling or servicing of automation solutions specifically designed or configured for or, to Purchaser’s knowledge after due inquiry, intended for use in, facilities that collect, catalog and store more than one hundred thousand (100,000) samples of biological materials.

“Restricted Period” shall have the meaning set forth in Section 6.7(b).

“Restricted Stock Unit” shall mean a time-based vesting restricted stock unit granted pursuant to a Seller Equity Incentive Plan and an applicable award agreement.

“Retention Bonus Plan” means any retention bonus plan adopted by Seller or any of its Affiliates for the benefit of the Covered Employees.

“Reverse Termination Fee” shall have the meaning set forth in Section 12.2(c).

“Safari Business” means the business unit of Seller operated by Seller and its Affiliates that develops, markets, sells, maintains, services, and/or provides, in each case, on a global basis, high precision robotics, collaborative robotics, controllers, automation systems, and contamination control systems (including contamination control reticle storage and EUV pod cleaning and reticle storage) to the global semiconductor capital equipment industry, global laboratory automation industry and global industrial technology customers.

“Safari Business Entities” shall mean Seller, German Seller and the Company Group Entities, collectively.

“Safari Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services and/or research and/or development of the Safari Business or the Safari Business Entities and/or their respective suppliers, distributors, customers, independent contractors and/or other business relations, in each case, solely to the extent relating to the Safari Business.  Safari Confidential Information includes the following: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and data bases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable); and (v) other Intellectual Property Rights, in each case, to the extent relating primarily to or used primarily in the Safari Business.  Notwithstanding the foregoing, Safari Confidential Information shall not include any information that as of the Closing Date is known to the public or thereafter becomes known to the public by publication or otherwise through no fault of Seller.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Control Laws including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, the U.S. Department of Commerce Bureau of Industry and Security’s (“BIS”) Entity List, or any other OFAC, BIS or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. laws, statutes, regulations, and orders relating to economic or trade sanctions, including the Governmental Rules administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“Security Incident” means any (i) breach of security, phishing incident, ransomware or malware attack, or other incident affecting any computer systems used by Seller or the Safari Business, or (ii) incident in which confidential information or Personal Information relating to the Safari Business was accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner (whether any of the foregoing was possessed or controlled by Safari Business or by another Person on behalf of the Safari Business).

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Benefit Plan” shall mean each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each employment agreement or offer letter, stock option, restricted stock, restricted stock unit, performance stock unit, stock purchase, phantom stock or other equity or equity-based compensation, incentive compensation, benefit or incentive pay scheme, each retention compensation, change in control compensation, benefit or incentive plan, each retiree medical or life insurance, supplemental retirement arrangement, each vacation or paid time off policy, each deferred compensation or severance plan, arrangement or policy and each other benefit or compensation plan, program, arrangement or policy that is sponsored, maintained or otherwise contributed to by Seller or any of its Affiliates for the benefit of any Covered Employee, former employee of the Safari Business or any director or office of the Safari Business or with respect to which any Transferred Subsidiary has any current or contingent liability or obligation, including any Transferred Benefit Plan.

“Seller Equity Awards” shall mean any Restricted Stock Unit or Performance Stock Unit issued and outstanding as of immediately prior to the Closing Date.

“Seller Equity Incentive Plan” shall mean any of Seller’s (a) Second Amended and Restated 2000 Equity Incentive Plan, restated as of May 7, 2013; (b) 2015 Equity Incentive Plan; or (c) 2020 Equity Incentive Plan.

“Seller Fundamental Representations” means the representations and warranties contained in Section 4.1 (Incorporation), Section 4.2 (Authority), Section 4.3(a) (No Conflict), Section 4.7(a) (Title to Assets), Section 4.7(b) (Transferred Subsidiaries), Section 4.19 (Brokers) and Section 4.26 (Affiliate Transactions).

“Seller Material Adverse Effect” shall mean any state of facts, circumstance, condition, change, event or effect that has, or would reasonably be expected to have, individually or in the aggregate, (1) a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of the Safari Business Entities related solely to the Safari Business or the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) (taken as a whole) or (2) a material adverse effect on the ability of Seller, in a timely manner, to perform its obligations under, or to consummate the transaction contemplated by, this Agreement, other than, solely with respect to clause (1) of this definition, any state of facts, circumstance, condition, change, event or effect relating to (a) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (including interest rate and exchange rate fluctuations), (b) the failure to meet any forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that facts or circumstances giving rise to or contributing to such failure may be deemed to constitute or taken into account in determining whether there has been a Seller Material Adverse Effect), (c) the public announcement or pendency of the transactions contemplated by the Transaction Agreements or the identity of Purchaser or its Affiliates or any plans with respect to the Safari Business that are announced by Purchaser or its Affiliates, including the impact thereof on the relationship, contractual or otherwise, of Seller or any Selling Subsidiary with employees, labor unions, customers, suppliers, distributors, partners or similar relationships; it being understood that this clause (c) shall not apply to the representations and warranties and related conditions contained in this Agreement that are primarily intended to address the consequences of the execution, announcement, performance or consummation of this Agreement or the transactions contemplated by this Agreement, (d) changes or conditions generally affecting the industries in which Seller or any of its Subsidiaries operate, (e) any natural disaster or any acts or threats of terrorism, military action or war or any escalation or worsening thereof, (f) changes in public health conditions globally or in the United States (including any epidemic, pandemic, or disease outbreak (including the COVID-19 pandemic)), including any material worsening of such conditions, (g) changes (after the date of this Agreement) in applicable laws, regulations or accounting principles, or (h) the taking of any action or omitting to take any action at the express written request of or with the express written approval of Purchaser; provided that any state of facts, circumstance, condition, change, event or effect set forth in clauses (a), (d), (e), (f) and (g) of this definition shall be taken into account in determining whether there has been or would reasonably be expected to be a Seller Material Adverse Effect to the extent such state of facts, circumstance, condition, change, event or effect has a disproportionate impact on the Safari

Business, the Company Group Entities or the Contributed Assets relative to other Persons in the industry in which the Safari Business or the Company Group Entities operate.

“Seller No-Hire Employee” shall mean (A) an employee of Seller or any of its Subsidiaries (i) who holds the title of manager (or any similar or comparable title) or above, (ii) who regularly interacts with Seller’s customers or clients and (iii) with whom Purchaser or its Affiliates had substantive contact by virtue of the transactions contemplated by this Agreement and the other Transaction Agreements and (B) any employee of Seller or any of its Subsidiaries performing services under the Transition Services Agreement with whom Purchaser or any of its Affiliates has substantive in contact in connection with the performance of services under the Transition Services Agreement.

“Seller Released Parties” has the meaning set forth in Section 6.12(b)

“Seller’s Welfare Plan” shall have the meaning set forth in Section 7.1(e).

“Seller’s Workers’ Compensation Plan” shall have the meaning set forth in Section 7.1(d)(iii).

“Selling Companies” shall mean Seller and the German Seller.

“Severance Obligations” shall mean any statutory, contractual, common law or other severance payments or other separation benefits or any other legally or contractually mandated severance payment or other separation benefit obligations, whether pursuant to applicable law, any applicable plan or policy, any applicable individual employment agreement or arrangement or otherwise (including any compensation payable during a mandatory termination notice period and any severance payments or other separation benefits pursuant to a judgment of a court having competent jurisdiction).

“Shared Contract” shall mean all contracts or agreements that inure to the benefit or burden of, or otherwise relate to, both (i) the Safari Business and (ii) any other business of Seller and its Affiliates, including those contracts and agreements set forth in Schedule 4.27. For the avoidance of doubt, the Transition Services Agreement and any software license or access to software-based services that are provided under, as part of, a “Service” (as defined in the Transition Services Agreement) shall not be deemed a Shared Contract hereunder.

“Software” shall mean all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, and source code and object code, (ii) databases and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, and (iv) documentation, other works of authorship and media, including user manuals and training materials related to the foregoing.

“Solvent” shall have the meaning set forth in Section 5.9.

“Specified Compensation and Benefits” shall mean, with respect to any Transferred Employee, (i) a base salary, wages or annualized fixed or guaranteed remuneration, as applicable, that is substantially comparable in the aggregate to, (ii) short-term variable/incentive/bonus pay programs (including, where applicable, sales commission plans) that provide cash bonus/incentive opportunities that are substantially similar in value (excluding in all cases equity incentive compensation and severance) to, and (iii) employee benefits (including severance as provided in Section 7.1(b)(ii) and the Deferred Compensation Plan on the terms set forth in Section 7.1(g), but excluding any equity or equity-based plans or benefits, defined benefit pension, nonqualified deferred compensation (other than the Deferred Compensation Plan) and retiree health and welfare benefits) that are substantially similar in the aggregate to, with respect to each of clauses (i), (ii) and (iii), those provided to such Transferred Employee by Seller and its Subsidiaries on the date hereof and as set forth on Schedule 4.11(a) with respect to each Transferred Employee.

“Specified Period” shall mean one (1) year following the Closing Date (or until the date of termination of the applicable Transferred Employee, if earlier).

“Straddle Period” shall mean any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” of any Person shall mean a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority of such Person) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, limited liability company, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such entity is, now or hereafter owned or controlled, directly or indirectly, by such Person, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.

“Swiss Tax Issue” means (i) the recapture into taxable income of the prior impairment tax deduction with respect to the equity held by Brooks RS Holdings AG in Brooks CCS RS AG; and (ii) the increase to taxable income, including an indirect partial liquidation dividend, or payment triggered and owing by the Company Group Entities as a result of the merger of Tec-Sam Group AG into Brooks RS Holdings AG or the reversal of such merger.

“Target Closing Date” shall have the meaning set forth in Section 6.2.

“Tax” or “Taxes” shall mean all taxes, imposts, duties, withholdings, charges, fees, levies or other assessments imposed by any Governmental Authority or other taxing authority, whether domestic or foreign (including income, profits, capital gains, excise, property, business, sales, use, transfer, conveyance, payroll or other employment related tax, license, registration, ad valorem, value added, goods and services, withholding, social security, national insurance (or other similar contributions or payments), environmental, occupation, franchise, estimated, severance, stamp taxes, capital or capital stock, net worth, gross receipts or other taxes), together with all interest, fines, penalties and additions attributable or imposed with respect thereto.

“Tax Proceeding” shall have the meaning set forth in Section 4.10(a)(v).

“Tax Returns” shall mean any return, declaration, report, election, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Terminating Purchaser Breach” shall have the meaning set forth in Section 12.2(a)(v).

“Terminating Seller Breach” shall have the meaning set forth in Section 12.2(a)(iv).

“Trade Secrets” shall mean any trade secrets or similar forms of protection for confidential information, including invention disclosures, formulae, recipes, specifications (including information regarding materials, ingredients, tools, apparatus, sources and vendors), procedures, processes, methods, techniques, ideas, creations, inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), improvements, know-how, research and development, technical data, designs, models, algorithms, source code, subroutines and similar confidential information.

“Transaction Agreements” shall mean the Acquisition Agreements, the Limited Guaranty, the Equity Commitment Letter, and the Operating Agreements.

“Transaction Tax Deductions” means, without duplication, to the extent “more likely than not” deductible (or deductible at a higher confidence level) under applicable Tax Governmental Rule, the aggregate amount of (i) all stay bonuses, sale bonuses, change in control payments, retention payments, synthetic equity payments, option cancellation or similar payments made or to be made by any of the Transferred Subsidiaries in connection with or resulting from the transactions contemplated by this Agreement (including the employer portion of any employment Taxes with respect to such amounts), (ii) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by any of the Transferred Subsidiaries with respect to the payment of debt in connection with or resulting from the transactions contemplated by this Agreement, and (iii) all fees, costs and expenses incurred by any of the Transferred Subsidiaries in connection with or resulting from the transactions contemplated by this Agreement, including, any such legal, accounting and investment banking fees, costs and expenses, in the case of each of the foregoing clauses (i) through (iii), to the extent such amounts are borne economically by Seller pursuant hereto.  The Parties hereto shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any applicable success-based fees for purposes of the foregoing clause (iii).

“Transfer” shall mean any sale, assignment, conveyance or other transfer with respect to assets or contracts, and any assignment, assumption or other transfer with respect to liabilities.

“Transfer Taxes” shall mean all real and personal property transfer, stock transfer, documentary, registration, stamp duty, and any similar Taxes imposed on the transfer of the Units, the transfer of the Germany Holdings Equity Interests pursuant to this Agreement, and any transfer made pursuant to the Pre-Closing Restructuring, provided that Transfer Taxes shall not include any Non-Resident Capital Gain Tax.

“Transferred Benefit Plan” means any Seller Benefit Plan that is, as of the Closing Date, sponsored by a Company Group Entity.

“Transferred Employee Liabilities” shall mean any and all Employment Costs relating to each Transferred Employee (or any eligible dependent or beneficiary of a Transferred Employee) that (i) are incurred or arise as a result of an event or events that occurred on or after 12:01 a.m. Eastern Time on the Closing Date (excluding, for the avoidance of doubt, (a) any Severance Obligations that arise as a result of Seller’s or its applicable Subsidiary’s termination or transfer of the employment of any Covered Employee to any Company Group Entity or any Covered Employee who rejects an offer of employment from, or otherwise refuses to work for, a Company Group Entity and (b) any employment, payroll or similar Taxes the payment of which has been deferred to a taxable period (or portion thereof) beginning after the Closing Date pursuant to the CARES Act) or (ii) are otherwise expressly assumed by Purchaser or any of its Subsidiaries pursuant to this Agreement or any other Transaction Agreement (or in any Schedules or Exhibits thereto); provided, however, that Transferred Employee Liabilities shall not include any liabilities or obligations that are expressly retained by Seller or any of its Subsidiaries pursuant to this Agreement or any other Transaction Agreement (or in any Schedules or Exhibits thereto).

“Transferred Employees” shall mean those Covered Employees who accept employment with Purchaser or any of its Subsidiaries and who commence such employment as of 12:01 a.m. Eastern Time on the Closing Date (or, if applicable, as of such later time that such employees commence employment with Purchaser or any of its Subsidiaries) or whose employment is transferred automatically to Purchaser or its Affiliate by operation of law or without any action required on the part of Seller, Purchaser, or any of their Affiliates.

“Transferred IP” shall mean (i) the Contributed IP and (ii) the Intellectual Property Rights owned or purported to be owned by any Company Group Entity (after giving effect to the Pre-Closing Restructuring).

“Transferred Subsidiaries” means the direct and indirect Subsidiaries of Seller listed on Schedule 1.1(c).

“Transition Services Agreement” shall mean (i) the Transition Services Agreement between Seller and Purchaser, a copy of which is attached as Exhibit D to this Agreement, and (ii) any related statements of work and service description attachments and other ancillary documents to be entered into pursuant thereto.

“Transitional Trademark License Agreement” means the Transitional Trademark License Agreement in the form attached hereto as Exhibit E.

“Units” has the meaning set forth in the Recitals.

“WARN Act” shall have the meaning set forth in Section 7.2(b).

“Workers’ Compensation Event” shall mean the event, injury, illness or condition giving rise to a worker’s compensation claim.

1.2Exhibits and Schedules; Interpretation.  The headings contained in the Transaction Agreements or in any Exhibit or Schedule thereto and in the table of contents to any such Transaction Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of such Transaction Agreement.  All Exhibits and Schedules annexed to or referred to in any Transaction Agreement are hereby incorporated in and made a part of such Transaction Agreement as if set forth in full therein.  Each capitalized term used in any Schedule or Exhibit but not otherwise defined therein, has the meaning specified in the applicable Transaction Agreement or this Agreement.  When a reference is made in any Transaction Agreement to a Section, Subsection, Article, Exhibit or Schedule, such reference shall be to a Section, Subsection or Article of, or an Exhibit or Schedule to, such Transaction Agreement unless otherwise indicated.  For all purposes under the Transaction Agreements, (a) definitions of terms shall apply equally to the singular and plural forms of the terms defined, (b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms, (c) the terms “include,” “includes” and “including” shall be deemed followed by the words “without limitation,” (d) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to the applicable Transaction Agreement as a whole and not to any particular provision of such Transaction Agreement and (e) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if.”  The symbol “$” shall mean lawful money of the United States of America; provided, however, that such symbol when used herein in reference to a contract that is denominated in any other currency shall be deemed to mean the United States dollar equivalent of such other currency determined by reference to an internationally recognized exchange rate as of three (3) Business Days prior to the Closing.  In the event of any conflict between this Agreement and any other Transaction Agreement, the terms of this Agreement shall control, except to the extent otherwise necessary under the applicable law.  The parties have participated jointly in the negotiating and drafting of each Transaction Agreement.  If an ambiguity or a question of intent or interpretation arises, each Transaction Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of any Transaction Agreement.  The Transaction Agreements are in the English language only, which shall be controlling in all respects.  No translation, if any, of the Transaction Agreements into any other language shall be of any force or effect in the interpretation of such Transaction Agreement or in a determination of the intent of any party thereto.

Article II
Purchase and Sale of EQUITY INTERESTS
2.1Sale and Purchase of Equity Interests.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (i) Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the Units, and (ii) Seller shall cause German Seller to sell, assign, transfer and deliver to Purchaser (or, if requested in writing prior to the Closing by Purchaser, to German Purchaser), and Purchaser (or, if applicable, German Purchaser) shall purchase from German Seller, the Germany Holdings Equity Interests, in each case, free and clear of all Liens.
2.2Purchase Price; Delivery of Funds.  No later than three (3) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth (i) Seller’s good faith estimate, together with reasonable supporting documentation, of (A) the Closing Cash (the “Estimated Closing Cash”), (B) the Closing Indebtedness (the “Estimated Closing Indebtedness”) and (C) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”); (ii) based on the Estimated Closing Net Working Capital, the resulting Net Working Capital Deficit or Net Working Capital Surplus, as

applicable, and (iii) a calculation of the Initial Purchase Price based on the foregoing amounts set forth in the Estimated Closing Statement and the other components of the Initial Purchase Price, quantifying in reasonable detail the estimates of the items constituting Estimated Closing Cash, Estimated Closing Indebtedness, Estimated Closing Net Working Capital and the Net Working Capital Deficit or Net Working Capital Surplus, as applicable.  From the delivery of the Estimated Closing Statement until the Closing, Seller and the Company shall (A) give Purchaser and its Representatives reasonable access to (as Purchaser may reasonably request) (x) the applicable books and records (including Tax books and records), work papers, trial balances and other supporting information relating to the Estimated Closing Statement and the calculations set forth therein and (y) Seller’s and the Safari Business’ personnel and accountants, (B) reasonably cooperate with and respond in good faith to Purchaser’s reasonable requests related thereto and (C) consider in good faith any proposed adjustments of Purchaser and its Representatives to such Estimated Closing Statement and reflect such adjustments to such Estimated Closing Statement that Seller determines in good faith are appropriate.

2.3Closing Statement.  As promptly as possible and in any event within one hundred twenty (120) days after the Closing Date, Purchaser will prepare or cause to be prepared, and will provide to Seller a written statement (the “Closing Statement”) setting forth in reasonable detail its determination of (i) the Closing Cash, the Closing Indebtedness, the Closing Net Working Capital, (ii) based on the Closing Net Working Capital, the Net Working Capital Deficit or Net Working Capital Surplus, as applicable and (iii) a calculation of the Purchase Price based on the foregoing amounts set forth in the Closing Statement.  From the Closing until the delivery of the Closing Statement, Seller shall (A) give Purchaser and its Representatives reasonable access to (as Purchaser may reasonably request) (x) the applicable books and records (including Tax books and records), work papers, trial balances and other supporting information relating to the Estimated Closing Statement and Closing Statement and the calculations set forth therein and (y) Seller’s personnel and accountants, and (B) reasonably cooperate with and respond in good faith to Purchaser’s requests, in each case to the extent reasonably requested in connection with Purchaser’s review of the Estimated Closing Statement and preparation of the Closing Statement and the calculations set forth therein.
2.4Dispute Notice.  The Closing Cash, Closing Indebtedness and Closing Net Working Capital, in each case, as set forth in the Closing Statement, the resulting Net Working Capital Deficit or Net Working Capital Surplus, as applicable, and the resulting calculation of the Purchase Price will be final, conclusive and binding on the Parties unless Seller provides a written notice (a “Dispute Notice”) to Purchaser no later than the thirtieth (30th) day after Purchaser’s delivery of the Closing Statement setting forth in reasonable detail (a) any item on the Closing Statement that Seller believes has not been prepared in accordance with the Accounting Principles and this Agreement and (b) the correct amount of such item determined in accordance with the Accounting Principles and this Agreement.  Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the Parties.  Purchaser and Seller will discuss the matters raised in a Dispute Notice in good faith.  If Purchaser and Seller are unable to resolve in writing any disagreement as to the Closing Statement within thirty (30) days after delivery of the Dispute Notice, either Purchaser or Seller may provide written notice to the other that it elects to submit the disputed items to Deloitte and, if such firm shall decline such appointment, then such other nationally recognized independent accounting firm in the United States that is mutually acceptable Seller and Purchaser (the “Accounting Referee”).  The

Accounting Referee shall act as an expert and not an arbitrator to determine, based solely on presentations and submissions by Purchaser and Seller (which presentations and submissions shall be made to the Accounting Referee no later than twenty (20) days after the engagement of the Accounting Referee), and not by independent review, only those items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific item and amount in accordance with the Accounting Principles and this Agreement; provided, however, that the Accounting Referee shall not assign a value to any item greater than the greatest value for such item, or lower than the lowest value of such item, claimed in any notice of disagreement presented to the such Accounting Referee pursuant hereto.  The fees and expenses of the Accounting Referee will be borne by Seller and Purchaser in inverse proportion to the dollar amount of the items in dispute as submitted to the Accounting Referee as to which such Party prevails in the proceeding, which proportionate allocations shall also be determined by the Accounting Referee.  The decision of the Accounting Referee with respect to the items of the Dispute Notice submitted to it will be final, conclusive and binding on the Parties on the date the Accounting Referee delivers its final determination in writing to Purchaser and Seller, and such final determination by the Accounting Referee shall not be subject to court review or otherwise appealable, absent fraud or manifest error.  Each of the Parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Referee and to cause the Accounting Referee to resolve any dispute as promptly as practicable and in any event no later than forty-five (45) days after the engagement of the Accounting Referee. Purchaser and Seller agree to execute, if requested by the Accounting Referee, a reasonable and customary engagement letter. The Parties acknowledge that all discussions related to the final determination of Closing Net Working Capital and Closing Indebtedness pursuant to this Section 2.4 and any disputed items related thereto are without prejudice communications made in confidence with the intent of attempting to resolve a litigious dispute and are subject to settlement privilege.

2.5Payment of Purchase Price Adjustment.  Promptly, and in any event no later than the fifth (5th) Business Day after final determination of the Purchase Price in accordance with Section 2.4: (a) if the final Purchase Price (calculated using amounts determined in accordance with Section 2.4) exceeds the Initial Purchase Price set forth in the Estimated Closing Statement, then Purchaser will pay such excess amount to Seller by wire transfer of immediately available funds; and (b) if the final Purchase Price (determined in accordance with Section 2.4) is less than the Initial Purchase Price set forth in the Estimated Closing Statement, then Seller will pay to Purchaser an amount equal to such shortfall by wire transfer of immediately available funds.  The process set forth in Section 2.3 through this Section 2.5 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of Purchase Price.
2.6Withholding.  Notwithstanding anything herein to the contrary, Purchaser and its Affiliates and agents shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Governmental Rule. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Purchaser, Seller and their Affiliates shall in good faith cooperate with each other to reduce or mitigate any such withholding or deduction.

Article III
Closing
3.1Closing.
(a)The closing of the purchase and sale of the Units and the Germany Holdings Equity Interests (the “Closing”) shall take place via the electronic exchange of documents and signatures at 10:00 a.m. on the Target Closing Date; provided that, subject to the rights set forth in Section 12.2, if any of the conditions set forth in Article IX and Article X hereof are not satisfied or, to the extent permitted by Governmental Rule, waived on the third Business Day prior to the Target Closing Date (other than those conditions that by their nature only can be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall take place on the earliest date that is no earlier than the third Business Day following the first date on which such conditions are satisfied or, to the extent permitted by Governmental Rule, waived (other than those conditions that by their nature only can be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time or on such other date as may be agreed by Seller and Purchaser. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” Except as otherwise expressly provided in this Agreement or any other Transaction Agreement, all transactions provided for herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. Eastern Time on the Closing Date.
(b)Purchaser Deliverables. At the Closing, Purchaser shall deliver, or shall cause to be delivered:
(i)to Seller cash in U.S. dollars in an aggregate amount equal to the Initial Purchase Price in immediately available funds by wire transfer to the bank accounts as are designated in writing by Seller at least three Business Days prior to the Closing Date;
(ii)to the applicable lenders and other payees, on behalf of any Company Group Entity, in respect of any Indebtedness for borrowed money owed by such Company Group Entity, cash in immediately available funds by wire transfer to the bank accounts and in the amounts and otherwise in accordance with the instructions as are set forth in customary payoff letters in form and substance reasonably acceptable to Purchaser (“Debt Payoff Letters”); and
(iii)to Seller each Transaction Agreement to which Purchaser or any of its Affiliates is a party other than this Agreement, duly executed by Purchaser and/or such Affiliates, as applicable.
(c)Seller Deliverables. At the Closing, Seller shall deliver, or shall cause to be delivered, to Purchaser:
(i)each Transaction Agreement other than this Agreement, the Limited Guaranty and the Equity Commitment Letter, duly executed by Seller, German Seller, OpCo or the Company, as applicable;

(ii)duly signed resignations, effective as of the Closing, of all directors, managers and officers of the Transferred Subsidiaries (other than such directors, managers and officers that Purchaser notifies Seller in writing prior to the Closing shall remain in such positions) of their positions as a director, manager or officer of the Transferred Subsidiaries; provided, however, that no such resignation by any individual shall be a resignation from employment with the Company Group Entities if such individual is so employed;
(iii)a properly completed Internal Revenue Service Form W-9 duly executed by Seller certifying that Seller is a United States person for U.S. federal income tax purposes;
(iv) (A) duly executed Debt Payoff Letters from the applicable lenders and other payees of any Indebtedness for borrowed money of any Company Group Entity and (B) evidence of (x) the release of all Liens (other than any Permitted Liens (but, for the avoidance of doubt, not including security interests associated with borrowed money or equipment financing)) related to the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) including releases of security interests related to Intellectual Property Rights comprising the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) for recordation in the United States Patent and Trademark Office, United States Copyright Office, or any other authorized United States Intellectual Property Rights registrar, including those set forth on Schedule 3.1(c)(iv), and (y) the release of all Transferred Subsidiaries from Indebtedness for borrowed money of Seller or its Affiliates (in each case on terms and conditions reasonably satisfactory to Purchaser);
(v)such other instruments of transfer or conveyance (including share certificates of the Company and Germany Holdings, solely to the extent any such Equity Interests are certificated) as may be reasonably required under Governmental Rule or reasonably requested by Purchaser to transfer to (A) Purchaser the Units and (B) Purchaser (or, if applicable, German Purchaser) the Germany Holdings Equity Interests; and
(vi)evidence reasonably satisfactory to Purchaser that the Pre-Closing Restructuring has been fully effected in accordance with, and subject to, the terms and conditions of the applicable Transaction Agreements, including that, subject to the last paragraph of Section 6.1, the Equity Contribution with respect to each Transferred Subsidiary has been completed in accordance with the terms of the Equity Contribution Agreement and any applicable Transfer Agreement (as defined in the Equity Contribution Agreement).
Article IV
Representations and Warranties of Seller

Except as set forth on the disclosure letter delivered by Seller to Purchaser on the date hereof or on the other Schedules to this Agreement (collectively, the “Disclosure Letter”) (with the disclosure in any section or subsection of the Disclosure Letter being deemed to qualify other sections and subsections of this Article IV to the extent that it is reasonably apparent on its face that such disclosure should qualify or apply to such other sections and subsections), Seller hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing, as follows:

4.1Incorporation; Organization.  Seller is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware, and each of the other Safari Business Entities is duly organized and validly existing in good standing under the laws of its jurisdiction of organization, each with all requisite power and authority to own its properties and conduct its business in all material respects as it is currently conducted, and each is duly qualified in each jurisdiction in which its ownership of property requires such qualification, except where the failure to so qualify would not, individually or in the aggregate, have a Seller Material Adverse Effect.
4.2Authority.  Seller, the Company, OpCo and German Seller have all requisite power and authority to execute and deliver each of the Transaction Agreements to which it is a party and to perform its respective obligations thereunder.  All acts and other proceedings required to be taken by or with respect to each of Seller, the Company, OpCo and German Seller to authorize the execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby have been duly and properly taken, and no other proceedings on the part of Seller, the Company, OpCo or German Seller are necessary to authorize the execution, delivery or performance of the Transaction Agreements.  Each of the Transaction Agreements, dated the date hereof, to which Seller, the Company, OpCo or German Seller is a party has been duly executed and delivered by Seller, the Company, OpCo or German Seller, as the case may be, and constitutes the legal, valid and binding obligation of Seller, the Company, OpCo or German Seller, as the case may be, enforceable against Seller, the Company, OpCo or German Seller, as the case may be, in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  Each of the Transaction Agreements to be entered into after the date hereof to which Seller, the Company, OpCo or German Seller is a party will, on the date such Transaction Agreement is entered into, be duly executed and delivered by Seller, the Company, OpCo or German Seller, as the case may be, and will constitute the legal, valid and binding obligation of Seller, the Company, OpCo or German Seller, as the case may be, enforceable against Seller, the Company, OpCo or German Seller, as the case may be, in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
4.3No Conflict.  The execution and delivery of this Agreement by Seller do not, and the execution and delivery by Seller, the Company, OpCo and German Seller of the other Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof do not and will not:
(a)conflict with, or result in a violation or breach of, any of the provisions of the certificate of incorporation or bylaws or comparable organizational documents of any Safari Business Entity;

(b)conflict in any respect with, or result in a violation or breach of, any Governmental Rule applicable to any Safari Business Entity, or to the Knowledge of Seller, the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring), that would, individually or in the aggregate, be, or reasonably be expected to be, material to the Safari Business (taken as a whole) or materially impair or delay the consummation of the transactions contemplated hereby;
(c)conflict in any respect with, violate, or result in a violation or breach of, or constitute a default under, or event of default that, after notice or lapse of time or both, would result in or give rise to any right of termination, revocation, cancellation or acceleration or require notice to or consent of any other Person under, any contract, license, franchise, permit or any other agreement or instrument to which any Safari Business Entity is a party or by which the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) may be affected or bound that would, individually or in the aggregate, be, or reasonably be expected to be, material to the Safari Business (taken as a whole) or materially impair or delay the consummation of the transactions contemplated hereby; or
(d)result in the creation of any Lien (other than Permitted Liens) upon any of the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) or the Equity Interests of any Company Group Entity that would, individually or in the aggregate, be, or reasonably be expected to be, material to the Safari Business (taken as a whole) or materially impair or delay the consummation of the transactions contemplated hereby.
4.4Governmental Consents.  No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of any Safari Business Entity is required in connection with the execution and delivery of this Agreement or any of the other Transaction Agreements, or the consummation by any Safari Business Entity of the transactions contemplated hereby or thereby, other than (i) those required to be obtained or made pursuant to the HSR Act; (ii) any consents, approvals and filings under any other material foreign antitrust law, foreign investment control law or other similar laws; and (iii) such other consents, approvals, authorizations, designations, declarations or filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Seller Material Adverse Effect.
4.5Financial Statements.
(a)Seller has delivered to Purchaser, and attached to Section 4.5(a) of the Disclosure Letter are, true, correct and complete copies of (i) (A) the unaudited balance sheet for the Safari Business as of June 30, 2021 (the “Interim Balance Sheet Date”) and (B) the related unaudited statement of operations and statement of cash flow for the 9-month period then-ended ((i)(A) and (B) collectively, the “Interim Financial Statements”) and (ii) (A) audited balance sheets for the Safari Business as of September 30, 2019 and September 30, 2020 and (B) audited statements of operations and statements of cash flows for the years ended September 30, 2019 and September 30, 2020 ((ii)(A) and (B) collectively, the “Audited Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”).  The Financial Statements (i) present fairly, in all material respects, the consolidated financial position and results of operations of the Safari Business as of the dates and for the periods indicated in such Financial

Statements, (ii) are complete in all material respects and are consistent with the books and records of the Safari Business Entities (which, in turn, are accurate and complete in all material respects), and (iii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered, subject in the case of the Interim Financial Statements, to the absence of footnotes and other presentation items, which if presented would not differ materially from those presented in the Audited Financial Statements, and for normal and recurring year-end adjustments that are, individually and in the aggregate, not material in nature or amount.
(b)All accounts receivable of the Safari Business are (i) reflected in the books and records of the Safari Business and, to the extent arising prior to the date of the most recent balance sheet included in the Interim Financial Statements, in the Financial Statements in accordance with GAAP consistently applied, (ii) valid and enforceable obligations arising out of bona fide sales actually made or services actually performed in the Ordinary Course of Business and (iii) not subject to any defenses, credits, setoffs or counterclaims. Except to the extent paid before the Closing, such accounts receivable are, or will be as of the Closing, current, collectible and valid, net of any reserves for bad debts set forth on the Interim Financial Statements.
(c)All of the inventory of the Safari Business has been recorded in the Ordinary Course of Business and consists of a quantity and quality usable and salable in the Ordinary Course of Business, is not obsolete, defective, damaged or slow-moving, and is merchantable and fit for its intended use and is being actively marketed in normal commercial channels and in normal commercial quantities, subject only to the reserves for inventory write-downs for unmarketable, obsolete, defective or damaged inventory reflected in the Financial Statements, as determined in accordance with GAAP consistently applied.
4.6No Undisclosed Liabilities.  The Company Group Entities do not have, and the Assumed Liabilities do not and will not include, any obligations, commitments or liabilities except for obligations, commitments or liabilities (i) that are specifically reserved against and reflected in the Financial Statements, (ii) that have been incurred in the Ordinary Course of Business since the Interim Balance Sheet Date (none of which is a liability and/or obligation for breach of contract, tort, misappropriation or infringement or a claim or lawsuit), or (iii) that are not, and which would not reasonably be expected to be, individually or in the aggregate, material to the Safari Business.
4.7Title to Assets; Sufficiency of Assets; Real Property.
(a)Either Seller or a Transferred Subsidiary has as of the date hereof, and immediately after giving effect to the Asset Contribution, the Company, OpCo or a Transferred Subsidiary will have, and Purchaser and its Subsidiaries (including the Company Group Entities) will have upon giving effect to the Closing, good and valid title to (or valid leases or licenses in respect of) the assets, tangible or intangible, or properties that are used primarily by the Safari Business Entities in the operation of the Safari Business free and clear of all Liens, other than Permitted Liens. Except as set forth and described on Schedule 4.7(a), none of the assets, tangible or intangible, or properties that are used primarily by the Safari Business Entities in the operation of the Safari Business are owned by a Person other than a Safari Business Entity.
(b)Schedule 4.7(b) sets forth the record owners of all of the Equity Interests of each Company Group Entity and the percentage, amounts and classes of the Equity Interests owned by each such Person.  The outstanding Equity Interests of each Company Group Entity have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights.  Seller or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding Equity Interests of the Company Group Entities free and clear of any Liens other than (i) as may be set forth in the certificate of formation, limited liability company agreement, limited partnership agreement, certificate of incorporation or bylaws, or similar organizational documents of such Subsidiary and (ii) for any restrictions on sales of securities under applicable securities Governmental Rules, and immediately after giving effect to the transactions contemplated by the Equity Contribution and the Closing, Purchaser, through its Subsidiaries, will own all of the Equity Interests of the Company Group Entities.  There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any Equity Interests of any Company Group Entity, any other commitments or agreements providing for the issuance of additional Equity Interests of any Company Group Entity, the sale of treasury shares, or for the repurchase or redemption of shares of such Company Group Entity’s Equity Interests, or any agreements of any kind which may obligate any Company Group Entity to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Interests. None of the Company Group Entities owns any Equity Interest in any other Person other than another Company Group Entity or is obligated to make any investment in any other Person.
(c)Except with respect to the services to be provided pursuant to the Transition Services Agreement, after giving effect to the Asset Contribution, the Company Group Entities will own or have the right to use all of the assets, whether tangible or intangible, real or personal, that are primarily used in, or are necessary for, the operation of the Safari Business in all material respects as presently conducted and, except as otherwise expressly contemplated in the Acquisition Agreements, Purchaser shall in all material respects own or have the right to use all such assets on the same terms and conditions pursuant to which the Safari Business owned or had the right to use such assets immediately prior to Closing.
(d)Schedule 4.7(d)(i) sets forth the address of each Owned Real Property. With respect to each Owned Real Property: (A) either Seller or a Transferred Subsidiary has as of the date hereof, and, immediately after giving effect to the Asset Contribution and as of the Closing, a Company Group Entity will have, good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens; (B) except as set forth on Section 4.7(d)(ii), no Safari Business Entity has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (C) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Safari Business Entity is a party to any agreement or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, the Safari Business.
(e)Schedule 4.7(e) sets forth each Leased Real Property and a true and complete list of all Leases for each such Leased Real Property. The applicable Safari Business Entity has delivered to Purchaser a true and complete copy of each such Lease document (all leases, subleases, licenses, concessions and other real estate agreements). With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) the applicable Safari Business Entity’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to Knowledge of Seller, there are no disputes with respect to such Lease; (iii) neither the applicable Safari Business Entity nor to the Knowledge of Seller any other party to the Lease is in material breach or default under such Lease and to the Knowledge of Seller no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, which would permit the termination, modification or acceleration of rent under such Lease; (iv) no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (v) Seller and its Affiliates do not currently owe any brokerage commissions or finder’s fees with respect to such Lease; (vi) the applicable Safari Business Entity has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (vii) no Safari Business Entity has collaterally assigned or granted any other security interest in such Lease or any interest therein; and (viii) there are no liens or encumbrances on the estate or interest created by such Lease other than Permitted Liens.
(f)The Contributed Tangible Personal Property (and all other tangible personal property of the Company Group Entities) is in all material respects in good condition and repair and is usable in the Ordinary Course of Business, subject to ordinary wear and tear and maintenance requirements, and all such Contributed Tangible Personal Property (and such other tangible personal property of the Company Group Entities) has been installed and maintained in accordance with all applicable Governmental Rules.
4.8Litigation.  Except as set forth on Schedule 4.8, there are no, and during the past three (3) years there have not been any, Proceedings with respect to which any Safari Business Entity is named as a party pending and, to the Knowledge of Seller, no Proceedings have been threatened, in each case against or related to the Safari Business, the Covered Employees or the Contributed Assets (and/or any other assets of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring), at law or in equity, including any administrative proceedings or condemnation actions with any Governmental Authority, in each case that would, individually or in the aggregate, be material to the Safari Business (taken as a whole) if adversely determined.  There are no, and during the past three (3) years there have not been any, (i) outstanding Legal Restraints applicable to the operation of the Safari Business or (ii) existing defaults by any Safari Business Entity with respect to any Legal Restraint, in each case that would, individually or in the aggregate, be material to the Safari Business.
4.9Contracts.
(a)Schedule 4.9(a) sets forth a correct and complete list, as of the date hereof, of the contracts listed below that are primarily related to or primarily used in the Safari Business (collectively, the “Material Contracts”):
(i)any contract or group of related contracts (other than sales orders or purchase orders issued in the Ordinary Course of Business) pursuant to which any Safari Business

Entity has received or paid more than $5,000,000 in the fiscal year ended September 30, 2020, or any contract with any Major Customer or Major Supplier;
(ii)any contract that limits or purports to limit the ability of the Safari Business (including the Safari Business Entities) to compete in any line of business or which prohibits the Safari Business (including the Safari Business Entities) from freely engaging in business anywhere in the world;
(iii)any contract or group of related contracts continuing over a period of more than six (6) months from the date or dates thereof, not terminable by a Safari Business Entity, as applicable, upon thirty (30) days’ or less notice without penalty and involving more than $2,500,000;
(iv)any contract relating to the marketing, sale, advertising or promotion of products pursuant to which any Safari Business Entity has received or paid more than $2,500,000 in the fiscal year ended September 30, 2020;
(v)any power of attorney executed by or on behalf of any Safari Business Entity;
(vi)any contract relating to any future capital expenditures by any Safari Business Entity in excess of $2,500,000;
(vii)any contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness in an amount greater than $2,500,000 or placing a Lien (other than Permitted Liens) on any material assets primarily related to or primarily used in the Safari Business or letter of credit arrangements;
(viii)any contract related to (A) the acquisition of any business or the equity of any other Person or (B) ownership of or investments in any business or enterprise, including investments in joint ventures and minority equity investments;
(ix)any contract that relates to the disposition by any Safari Business Entity of any asset of the Company Group Entities (whether before or after giving effect to the Pre-Closing Restructuring), other than (A) sales of inventory or obsolete assets in the Ordinary Course of Business, (B) the Asset Contribution Agreement or (C) the Equity Contribution Agreement (or any Transfer Agreement (as defined therein));
(x)any contract that contains minimum requirements, “take-or-pay” provisions, exclusivity, “most favored nation,” or any similar contractual language;
(xi)any collective bargaining agreement or other contract with any labor union, labor organization, or works council;
(xii)any contract that is a settlement, conciliation or similar agreement with any Governmental Authority or Person or pursuant to which the Safari Business or any Company Group Entity will have any material outstanding obligation after the date of this Agreement;

(xiii)any contract that provides for the employment or engagement of any directors, officers, employees or independent contractors (A) at annual base compensation in excess of $250,000, (B) containing severance obligations or (C) requiring the employer to provide notice in excess of thirty (30) days in order to terminate;
(xiv)any contract (A) for the license of Intellectual Property Rights of a third party that are material to the Safari Business or the Company Group Entities (taken as a whole) (other than non-exclusive licenses of or grants of rights to Intellectual Property Rights ancillary to commercial agreements entered into in the Ordinary Course of Business and other than commercially available or off-the-shelf Software that are generally available on nondiscriminatory pricing terms with an aggregate license fee of less than $500,000), (B) relating to the ownership, development, or exclusive use of any Transferred IP, (C) providing a license of material Transferred IP to a third party (other than non-exclusive licenses of or grants of rights to Intellectual Property Rights ancillary to commercial agreements entered into in the Ordinary Course of Business) and (D) relating to the ability of the Safari Business or any Company Group Entity to use or enforce (including consent-to-use, concurrent use, or settlement agreements) any Transferred IP.
(b)Seller has made available to Purchaser copies of each Material Contract that are correct and complete.  Each Material Contract is in full force and effect and is a legal, valid and binding agreement of a Safari Business Entity, as applicable, enforceable against such Safari Business Entity, in accordance with its terms, and will continue as such following the consummation of the transactions contemplated hereby, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No Safari Business Entity has, during the twelve (12) months prior to the date hereof, provided or received any written notice of any intention to terminate or materially modify, any Material Contract.  No Safari Business Entity nor, to the Knowledge of Seller, any other party to any Material Contract is in material breach of, or material default under, any Material Contract.
4.10Tax Matters.
(a)Except as would not, individually or in the aggregate, be material, with respect to each of the Company Group Entities, the Safari Business and the Contributed Assets:
(i)All Tax Returns have been duly filed within the time period for filing, including any extension granted with respect thereto, and all such Tax Returns are true, correct and complete.
(ii)All Taxes (whether or not shown as due on such Tax Returns) have been duly and timely paid.
(iii)There are no Liens for Taxes on any of the Contributed Assets or on any assets or equity in the Company Group Entities, other than Permitted Liens.
(iv)The time within which to file any Tax Return has not been extended.

(v)No Proceeding relating to Taxes (a “Tax Proceeding”) is ongoing or pending, and no Tax Proceeding or deficiency has been asserted or threatened in writing.
(vi)All Taxes required to have been withheld from amounts owing to any employee, creditor, independent contractor, shareholder, related party or third party have been duly and timely withheld and paid over to the relevant Governmental Authority.
(vii)All applicable Governmental Rules in respect of the collection, payment and reporting of all sales, use, goods and services, valued added and similar Taxes have been complied with.
(viii)There are no agreements or consents currently in effect that extend or waive the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any Taxes, and no request for any such waiver or extension is currently pending.
(ix)None (i) is a party to, bound by, or obligated under any Tax indemnity, sharing or allocation agreement or arrangement, (ii) is or was a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than any such group the common parent of which is Seller), (iii) has any liability for Taxes under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Governmental Rules) or by reason of having been a member of any consolidated, combined, unitary, affiliated or other Tax group, as a transferee or successor, by contract or otherwise, or (iv) is subject to or has requested any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Governmental Rules), private letter ruling, or other written agreement with a Governmental Authority regarding Taxes or Tax matters.
(x)None has participated in a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any similar provision of state, local or non-U.S. Governmental Rules.
(xi)No claim has been made by any Governmental Authority in a jurisdiction where such entity does not file a Tax Return that it is or may be subject to Tax by such jurisdiction.
(xii)None is or has ever been a party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction contract or agreement or order.
(xiii)None is or has ever been subject to Tax in any country other than its country of incorporation or organization, and none has a permanent establishment, fixed place of business or taxable presence in any country other than its country of incorporation or organization.
(xiv)To the extent applicable, all applicable Governmental Rules relating to (A) the deferral of any payroll or employment taxes under the CARES Act and (B) the accounting for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, in each case, have been complied with;

provided, that no entity has deferred the payment of any applicable Taxes under the Payroll Tax Executive Order.
(xv)None has sought (nor has any affiliate that would be aggregated with such entity and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.
(xvi)Unpaid Taxes do not exceed the reserves therefor set forth on the face of the most recent balance sheet included in the Interim Financial Statements, and will not exceed such reserves (as adjusted for the passage of time through and including the Closing Date in accordance with past custom and practice) on the Closing Date.
(xvii)Since the date of the Interim Balance Sheet Date, no liability for Taxes has been incurred outside the Ordinary Course of Business.
(b)None of the Company Group Entities, or Purchaser or its Affiliates on behalf of or with respect to the Company Group Entities, will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Closing Date as a result of any (i) change in or improper use of any method of accounting for a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition made on or before the Closing Date, (iii) intercompany transaction or intercompany account made or existing on or before the Closing Date, (iv) prepaid amount or deferred revenue received on or prior to the Closing Date other than in the Ordinary Course of Business, (v) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Governmental Rules) executed on or before the Closing Date or (vi) any gain recognition agreement. No Company Group Entity has made an election under Section 965 of the Code. No Company Group Entity has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.  None of the Contributed Assets, or Equity Interests in or assets of any Company Group Entity, constitute “United States real property interests” within the meaning of Section 897(c) of the Code, other than “United States real property interests” to be transferred (or deemed transferred for U.S. federal income tax purposes) by a Person providing a certificate described in Section 3.1(c)(iii). None of the Contributed Assets and none of the assets of any of the Transferred Subsidiaries constitute an equity interest in any Person for U.S. federal income Tax purposes. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes or Tax Returns of a Company Group Entity.
(c)Schedule 4.10(c) sets forth the U.S. federal income tax classification of each of each Company Group Entity. Except as indicated on Schedule 4.10(c), each such entity has had such classification at all times since formation.
4.11Employee Matters.
(a)Schedule 4.11(a)(i) sets forth the following information for each Covered Employee as of the date of this Agreement: (A) name (unless prohibited by any Data Privacy

Obligations), (B) identification number (but not, for the avoidance of doubt, the Social Security number), (C) date of hire, (D) job title, (E) base salary, current wages or annualized fixed or guaranteed remuneration, as applicable, (F) variable incentive or bonus pay opportunities, (G) job location, (H) status as exempt or non-exempt under applicable overtime and minimum wage laws (for U.S. employees), (I) visa status, (J) leave status (including type of leave and, if known, anticipated return date); (K) severance entitlement, and (L) non-qualified deferred compensation; provided, however, that Seller’s obligation to provide such information shall be subject in all respects to, and shall be carried out in accordance with, any Data Privacy Obligations. Schedule 4.11(a)(ii) sets forth the (A) name, (B) date of retention, (C) identification of written agreement, if any, and, if not, a description of the services provided, and (D) rate of compensation of each independent contractor or other non-employee service provider who is a natural Person of any Safari Business Entity that provides services to the Safari Business.
(b)The Safari Business Entities are neither party to, nor bound by, any collective bargaining agreement relating to the Safari Business with, and no Covered Employees are represented by, any labor union, works council, or other labor organization with respect to their employment with the Safari Business Entities.  In the past three (3) years, no labor union, works council, other labor organization, or group of employees of the Safari Business Entities (with respect to the Safari Business) has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  To the Knowledge of Sellers, in the past three (3) years there have been no labor organizing activities with respect to any employees of the Safari Business or at any Safari Business Entity with respect to the Safari Business. In the past three (3) years, there has been no actual or, to the Knowledge of Seller, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting the Safari Business or at any Safari Business Entity with respect to the Safari Business. With respect to the transactions contemplated by the Transaction Agreements, the Safari Business Entities have satisfied in all material respects any notice, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Governmental Rule, collective bargaining agreement or other contract.
(c)The Safari Business Entities (with respect to the Safari Business) are, and for the past three (3) years have been, in compliance in all material respects with all applicable Governmental Rules respecting labor, employment and employment practices, including all Governmental Rules respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Governmental Rules (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance.

(d)Except as would not result in material liability for the Safari Business or the Company Group Entities: (i) the Safari Business Entities have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Governmental Rules, contract or company policy; and (ii) each individual who is providing or within the past three (3) years has provided services to the Safari Business Entities (with respect to the Safari Business) and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.
(e)Schedule 4.11(e) sets forth the name, job title, work location, and employment loss date of any employee of the Safari Business Entities working at any site of employment (as determined under the WARN Act) where Covered Employees also work who suffered an “employment loss” (including as a result of a furlough or reduction in hours) under the WARN Act within the ninety (90) days immediately preceding the Closing Date.
(f)To the Knowledge of Seller, no current or former employee or independent contractor of the Safari Business Entities is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to the Safari Business Entities with respect to the Safari Business; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by or provide services to the Safari Business.
(g)To the Knowledge of Seller, no Covered Employee with annualized compensation at or above $250,000, intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.
(h)With respect to the Safari Business, the Safari Business Entities have within the past three (3) years reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation claims or allegations of which any of them has notice. With respect to each such allegation with that the Safari Business Entities determined to have merit, the Safari Business Entities have taken prompt corrective action that is reasonably calculated to prevent further improper action.
(i)No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Safari Business has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Governmental Rule, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.  The Safari Business has not otherwise experienced any material employment-related liability with respect to COVID-19.
(j)With respect to the Safari Business, no collective bargaining agreements, works agreements or any other agreements (whether of individual or collective nature) apply as of the date of this Agreement which contain (i) limitations on the termination of employment agreements, including provisions concerning severance payments, (ii) limitations to relocate activities of a Safari Business Entity, (iii) guarantees to maintain a certain number of employees or (iv) any other restrictions on future restructurings of the workforce or the Safari Business.
4.12Employee Benefit Matters.
(a)Schedule 4.12(a) sets forth a complete and correct list of each Seller Benefit Plan (excluding, for the purposes of scheduling Seller Benefit Plans on Schedule 4.12(a), any employment agreements or offer letters providing for at-will employment and which do not provide for severance benefits or require more than thirty (30) days’ notice of termination), separately designating any such Seller Benefit Plan that is a Transferred Benefit Plan. Seller has provided to Purchaser a true and complete copy of each Seller Benefit Plan or a written description of any unwritten Seller Benefit Plan and, where applicable, the most recent IRS determination or opinion letter relating to such Seller Benefit Plan.
(b)Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and no event has occurred or condition exists that could reasonably be expected to adversely affect such qualification. No Seller Benefit Plan and no employee benefit plan maintained, sponsored or contributed to by an ERISA Affiliate of any Transferred Subsidiary is or was subject to Title IV of ERISA or Section 412 of the Code, is a “multiemployer plan” as defined in Section 3(37) of ERISA or provides post-service health or welfare benefits other than as required by Section 4980B of the Code or such similar state law. Each Seller Benefit Plan has been established, maintained, funded and administered in compliance with its terms and all applicable laws in all material respects. No Company Group Entity has, or is reasonably expected to have, nor will the Assumed Liabilities include, any current or contingent liability or obligation under Title IV of ERISA or any other liability on account of at any time being considered an ERISA Affiliate with any other Person.
(c)Without limiting the generality of the foregoing, with respect to each Seller Benefit Plan that is subject to the laws of a jurisdiction other than the United States (a “Non-US Plan”): (i) each Non-US Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities; (ii) each Non-US Plan intended to receive favorable tax treatment under applicable tax laws has been qualified or similarly determined to receive favorable tax treatment under such tax laws; (iii) no Non-US Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA); and (iv) no Non-US Plan has any material unfunded liabilities that are not reflected or reserved against on the Financial Statements, nor are such unfunded liabilities reasonably expected to arise in connection with the transactions contemplated herein.
(d)The consummation of the transactions contemplated by this Agreement will not (i) accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture or funding of compensation or benefits for any Covered Employee under any Seller Benefit Plan or otherwise, or (ii) result in the limitation of or restriction of the right of Purchaser to merge, amend or terminate any assumed Seller Benefit Plan or result in the forgiveness of indebtedness to any Covered Employee. None of the Safari Business Entities is party to any agreement, contract, plan, arrangement or Seller Benefit Plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. Tax law).
(e)Each Seller Benefit Plan under which a Covered Employee participates or other similar agreement or arrangement that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) (i) has, at all times since the adoption of Section 409A of the Code, been administered in good-faith compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder, or (ii) has been, since the later of (A) January 1, 2019 and (B) such Seller Benefit Plan’s, agreement’s or arrangement’s inception date, in a written form that complies with, and has been administered in compliance with, Section 409A of the Code and the final regulations promulgated and in effect thereunder. No amounts under any such Seller Benefit Plan or arrangement is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code and none of the Safari Business Entities has any obligation to gross-up or indemnify any individual with respect to any such tax.
4.13Intellectual Property.
(a)The Transferred IP is all of the Intellectual Property Rights owned by Seller or its Affiliates that are primary related to or primarily used in the Safari Business.  Seller, the Company, OpCo and/or one of the Transferred Subsidiaries exclusively owns all Transferred IP, free and clear of Liens (other than Permitted Liens), provided that the foregoing shall not be construed as a representation or warranty as to infringement, misappropriation or other matters addressed by Section 4.13(c). The Transferred IP is subsisting and is valid and enforceable in all material respects.
(b)Except as set forth in Schedule 4.13(b), all registered and applied for trademarks and patents included in the Transferred IP are not subject to any fees, responses or actions falling due within thirty (30) days following the date of this Agreement.
(c)Except as would not reasonably be material to the Safari Business, (i) the operation of the Safari Business does not infringe, misappropriate or otherwise violate, and has not in the past six (6) years infringed, misappropriated or otherwise violated, any patents, registered trademarks, or any other valid Intellectual Property Rights of any third party and (ii) no written notices of such infringement, misappropriation or other violation, or challenging the validity, enforceability or ownership of any Transferred IP, have been received by Seller or any of its Affiliates from any such third party (including any unsolicited offers to license Intellectual Property Rights or requests for indemnification).  To the Knowledge of Seller, no Person is infringing, violating or misappropriating, or in the past three (3) years has infringed, violated or misappropriated any Transferred IP.
(d)Seller and its Affiliates have taken reasonable steps in the course of exercising reasonable business judgment under the circumstances to maintain and protect all of the Transferred IP.  Each Person involved in the creation or development of the Transferred IP has entered into a valid and enforceable written agreement with Seller or one of its Affiliates providing for the assignment of all Intellectual Property Rights created by such Person within the scope of such Person’s duties and prohibiting such Person from using or disclosing any Trade Secrets of the Safari Business. To the Knowledge of Seller, no Person is in violation of such agreement.
(e)Except as would not reasonably be material to the Safari Business, none of the proprietary Software of the Safari Business is subject to any “open source”, “copyleft” or analogous license in a manner or relation that has or would require any public distribution of any such Software, create obligations to grant, or purport to grant, to any third party any rights or immunities under any Intellectual Property Rights (including any patent non-asserts or patent licenses), or impose any present economic limitations on commercial exploitation of such Software. Except as would not reasonably be material to the Safari Business, no material source code for proprietary Software of the Safari Business has been disclosed, released, made available, or delivered (and no Person has agreed to disclose, release, or deliver such source code under any circumstance) to any third party, and no Person other than Seller or its Affiliates is in possession of any such source code or has been granted any license or other right with respect therein or thereto. Except as would not reasonably be material to the Safari Business, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, made available, or delivered to any third party.
4.14Information Technology and Data Matters.
(a)The Company Group Entities and, solely with respect to the Safari Business, Seller and German Seller comply with, and in the past three (3) years have complied with, all Data Privacy Obligations in all material respects.  Neither the execution and delivery of this Agreement nor the consummation of the Closing will result in a breach or violation of, or constitute a default under, any Data Privacy Obligations in any material respect. In the last three (3) years, the Company Group Entities and, solely with respect to the Safari Business, Seller and German Seller each have not experienced any Security Incident.  No Company Group Entity nor Seller nor any of its Affiliates (including German Seller), in connection with the operation of the Safari Business, has received any written notices or complaints from any Person or been the subject of any Proceeding with respect to any Security Incident or non-compliance with any Data Privacy Obligation.
(b)The Company Group Entities and, solely with respect to the Safari Business, Seller and German Seller use commercially reasonable efforts designed to protect the confidentiality, integrity and security of their computer systems from any unauthorized use, access, interruption or modification.  As of the Closing, the Computer Systems of the Company Group Entities are (i) sufficient for the current needs of the Safari Business, including as to capacity, scalability and ability to process current peak volumes in a timely manner, and (ii) in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of license seats for all Software as necessary for the operation of the Safari Business.  The Company Group Entities and, solely with respect to the Safari Business, Seller and German Seller maintain commercially reasonable disaster recovery and business continuity plans and procedures in connection with the operation of the Safari Business, act in compliance therewith, and have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been shown to be sufficient upon such testing in all material respects.

(c)In the last three (3) years, there have been no unauthorized intrusions, failures, breakdowns, continued substandard performance, or other adverse events affecting any Computer Systems that have caused any substantial disruption of or material interruption in or to the Safari Business or the use of the Computer Systems used in the Safari Business.  The Computer Systems used in the Safari Business do not contain any computer code or any other mechanism that contains any “back door,” virus, malware, Trojan horse or similar devices that would reasonably be expected to cause any material disruption of or material interruption in or to the Safari Business.
4.15Absence of Changes or Events.  Except as set forth on Schedule 4.15, since the Interim Balance Sheet Date, (i) there has been no state of facts, circumstance, condition, change, event or effect which has had, or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, and (ii) neither Seller nor any of its Affiliates has taken or omitted to take any action that if taken or omitted to be taken following the date hereof and prior to the Closing Date would require the consent of Purchaser pursuant to Section 6.1.  Since September 30, 2020, the Safari Business Entities have operated and managed the Safari Business in the Ordinary Course of Business, in all material respects (except in connection with the Asset Contribution Agreement, the Equity Contribution Agreement or as otherwise contemplated by the Transaction Agreements).
4.16Compliance with Laws.
(a)Except as set forth on Schedule 4.16(a), (i) the Safari Business Entities are, and for the past three (3) years have been, operating the Safari Business in compliance in all material respects with all applicable Governmental Rules, (ii) in the past three (3) years, the Safari Business Entities have not received an written communication from any Governmental Authority alleging any non-compliance in any material respect with any such Governmental Rule by any Safari Business Entity in connection with the operation of the Safari Business and (iii) in the past three (3) years, no Proceeding regarding a violation of any such Governmental Rule in connection with the operation of the Safari Business has been pending or, to Knowledge of Seller, threatened.
(b)(i) All material Permits required for the conduct of the Safari Business as currently conducted have been obtained by the applicable Safari Business Entity; (ii) all such Permits are valid and in full force and effect; and (iii) the Safari Business Entities are, and for the past three (3) years have been, in compliance in all material respects with all such Permits.
4.17International Trade and Anti-Corruption.
(a)None of the Safari Business Entities, in connection with or relating to the Safari Business, nor any of their respective officers, directors or employees, nor to the Knowledge of Seller, any agent or other third party representative acting on behalf of any of the Safari Business Entities, (i) is currently, or has been in the last five (5) years: (A) a Sanctioned Person, (B) organized, resident or located in a Sanctioned Country, (C) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (D) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws, or (E) otherwise in violation of Sanctions Laws, Ex-Im Laws, or

U.S. anti-boycott requirements (collectively, “Trade Control Laws”); or (ii) has within the past five (5) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws; or (B) otherwise been in violation of any Anti-Corruption Laws.
(b)Within the past five (5) years, none of the Safari Business Entities have, in connection with or relating to the Safari Business, received from any Governmental Authority or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Control Laws or Anti-Corruption Laws. The Safari Business Entities have implemented, maintain in effect, and enforce written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Trade Control Laws and Anti-Corruption Laws.
(c)None of the Safari Business Entities engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.
4.18Environmental Matters.
(a)The Safari Business Entities (with respect to the Safari Business) and the Contributed Assets (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) are, and for the last three (3) years have been, in compliance in all material respects with all Environmental Laws, which compliance includes obtaining, maintaining, and complying in all material respects with all Environmental Permits.
(b)No Safari Business Entity has received, or been subject to, within the last three (3) years (or earlier to the extent unresolved), in connection with the Safari Business or the Contributed Assets (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring), any notice, report, citation, penalty, action, suit or proceeding alleging any material violation of, or material liability under, any Environmental Law or Environmental Permit.
(c)No Safari Business Entity has, with respect to the Safari Business or the Contributed Assets (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring), treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to, or owned, leased or operated any property or facility (including any Contributed Real Property) contaminated by, any Hazardous

Materials, in each case other than in material compliance with, or so as to not give rise to material liability under, any Environmental Laws or Environmental Permits.
(d)No Safari Business Entity has, with respect to the Safari Business, designed, manufactured, repaired, serviced, installed, distributed, marketed or sold any products or items containing any Hazardous Materials so as to give rise to material liability under any Environmental Law.
(e)The Safari Business Entities have made available to Purchaser all material environmental reports and other material environmental, health or safety documents relating to the Contributed Assets (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) or the current or former properties, facilities or operations of the Safari Business which are in the possession of the Safari Business Entities.
4.19Brokers. Except for Evercore Group L.L.C. and Needham & Company, LLC, no broker, finder, investment banker, agent or other Person is or shall be entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Agreement based upon arrangements or agreements made by or on behalf of the Safari Business Entities.
4.20Insurance. Schedule 4.20 contains a complete list of all insurance policies held by, or for the benefit of, Seller and its Affiliates with respect to the Safari Business, and sets for the amounts and scope of coverage of each such policy and which separately designates for each such policy whether such policy is a Pre-Closing Occurrence Based Policy.  Each such policy is in full force and effect and all premiums are currently paid in accordance with the terms of such policy or accrued.  Neither Seller nor any of its Affiliates has received any notice that any such policy will be (i) materially altered or (ii) cancelled or will not be renewed nor has Seller nor any of its Affiliates received any written notice that alteration, cancellation or non-renewal is threatened nor any written notice that any material modification of the terms of any such policy of insurance will be or is threatened to be required as a condition of renewal.  Seller or one of its Affiliates, as applicable, have given timely notice to their insurers of all material claims related to the operation of the Safari Business that may be insured by their insurance policies, and insurance coverage of such claims has not been denied or disputed by any insurer.
4.21Customers and Suppliers. Schedule 4.21 accurately sets forth a correct list of the top twenty (20) customers (the “Major Customers”) and top twenty (20) suppliers (the “Major Suppliers”) of the Safari Business by volume of sales and purchases, respectively, for the fiscal year ended September 30, 2020 and the three-month period ended December 31, 2020.  Except as set forth on Schedule 4.21, (a) neither Seller nor any of its Affiliates has received any notice from any Major Supplier to the effect that such Major Supplier intends to stop, materially decrease the rate of, materially change the terms (whether related to payment, price or otherwise) with respect to the services or products provided by Seller and/or its Affiliates, or otherwise terminate its relationship with Seller and/or its Affiliates (in each case, whether as a result of the consummation of the transactions contemplated hereby or otherwise), and (b) neither Seller nor any of its Affiliates has received any notice from any Major Customer to the effect that such Major Customer intends to, stop, materially decrease the rate of, materially change the terms (whether related to payment, price or otherwise) with respect to the services or products provided by Seller and/or its

Affiliates, or otherwise terminate its relationship with Seller and/or its Affiliates (in each case, whether as a result of the consummation of the transactions contemplated hereby or otherwise).

4.22Bank Accounts. Schedule 4.22 lists all of the Company Group Entities’ bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) used in connection with the Safari Business.
4.23Product Warranties.  No products manufactured, sold or delivered by Seller or its Affiliates primarily related to or primarily used in the Safari Business are subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such sale as described on Schedule 4.23 (including as a result of any course of conduct between a Safari Business Entity and any Person or as a result of any statements in any of the Safari Business Entities’ product or promotional literature).  Schedule 4.23 includes copies of such standard terms and conditions of sale for the Safari Business Entities (containing applicable guaranty, warranty and indemnity provisions) with respect to the Safari Business.  None of the Safari Business Entities has been notified in writing of any claims for (and, to Knowledge of Seller, there are no threatened claims for) any extraordinary product returns, warranty obligations or product services relating to any of the products or the Safari Business.  Except as set forth on Schedule 4.23, there have been no product recalls, withdrawals or seizures with respect to any products manufactured, sold or delivered in the conduct of the Safari Business.
4.24Product Liabilities.  Except as set forth on Schedule 4.24, neither Seller nor any of its Affiliates has had or has any obligations, commitments or liabilities and, to Knowledge of Seller, there is threatened action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any obligations, commitments or liabilities arising out of any injury to individuals or property as a result of the ownership, possession or use of any products manufactured, sold or delivered in the Safari Business or with respect to any services rendered by Seller or any of its Affiliates in connection with the Safari Business.
4.25Indebtedness.  Except as set forth on Schedule 4.25, the Transferred Subsidiaries have no outstanding Indebtedness.
4.26Affiliate Transactions.  Except as set forth on Schedule 4.26, no equityholder, officer, director or employee of Seller or any of its Affiliates or, to Knowledge of Seller, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with Seller or any of its Affiliates or has any interest in any assets or property used by Seller or any of its Affiliates (including any Intellectual Property Rights), in each case, with respect to the Safari Business.
4.27Shared Contracts. Schedule 4.27 sets forth a true and correct list of all Shared Contracts, and Purchaser has been provided with a true and correct copy of all Shared Contracts, together with all amendments, exhibits, attachments, waivers or other changes thereto.
4.28No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV hereof (as modified by the Disclosure Letter), Section 6.12(a) and any other Transaction Agreements, neither Seller nor any other Person makes any other express or implied representation or warranty with respect to the Safari Business, Contributed Assets (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring), the Company Group Entities, Licensed IP or the Assumed Liabilities, and Seller disclaims any other representations or warranties, whether made by Seller or any of its Affiliates or Representatives.  Except for the representations and warranties contained in Article IV hereof (as modified by the Disclosure Letter), Section 6.12(a) and any other Transaction Agreements, Seller hereby disclaims, for itself and each of its Affiliates, all liability and responsibility for any representation, warranty, statement or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or their respective Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any Representative of Seller or any of its Affiliates). Except for the representations and warranties contained in Article IV hereof (as modified by the Disclosure Letter), Section 6.12(a) and any other Transaction Agreements, Seller makes no representations or warranties to Purchaser regarding any projection or forecast regarding future results or activities or the probable success or profitability of the Safari Business.

Article V
Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller, as of the date hereof and as of the Closing, as follows:

5.1Existence.  Purchaser is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business in all material respects as it is currently conducted, and is duly qualified in each jurisdiction in which its ownership of property requires such qualification, except where the failure to so qualify would not, individually or in the aggregate, materially interfere with, hinder or delay the consummation by Purchaser of the transactions contemplated by the Transaction Agreements (a “Purchaser Material Adverse Effect”).
5.2Authority.  Purchaser has all requisite corporate power and authority to execute and deliver each of the Transaction Agreements to which it is a party and to perform its respective obligations thereunder.  All corporate acts and other proceedings required to be taken by or with respect to Purchaser to authorize the execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby have been duly and properly taken.  This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  Each of the Transaction Agreements to be entered into after the date hereof to which Purchaser is a party will, on the date such Transaction Agreement is entered into, be duly executed and delivered by Purchaser and will constitute the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.3No Conflict.  The execution and delivery of this Agreement by Purchaser do not, and the execution and delivery by Purchaser of the other Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not:
(a)conflict in any respect with, or result in a violation or breach of, any of the provisions of the certificate of incorporation or by-laws or comparable organizational documents of Purchaser;
(b)conflict in any respect with, or result in any violation or breach of, any Governmental Rule applicable to Purchaser or any of its properties or assets, that would, individually or in the aggregate, have a Purchaser Material Adverse Effect; or
(c)conflict in any respect with, or result in a violation or breach of, or constitute a default under, or give rise to any right of termination, revocation, cancellation or acceleration under, any contract, license, franchise, permit or any other agreement or instrument to which Purchaser is a party or by which Purchaser or any of their properties or assets may be affected or bound that would, individually or in the aggregate, have a Purchaser Material Adverse Effect.
5.4Governmental Consents.  No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of Purchaser is required in connection with the execution and delivery of this Agreement or any of the other Transaction Agreements, or the consummation by Purchaser of the transactions contemplated hereby or thereby, other than (i) those required to be obtained or made pursuant to the HSR Act; (ii) any consents, approvals and filings under any other material foreign antitrust law; (iii) such other consents, approvals, authorizations, designations, declarations or filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.
5.5Non-Foreign Person.  Purchaser is not a “foreign person,” as defined in 31 C.F.R. § 800.224 as a foreign national, foreign government, foreign entity or an entity over which control is exercised or exercisable by any of the foregoing.  The term “control” as defined in 31 C.F.R. § 800.208(a) refers to the power to determine, direct or decide important matters affecting an entity.
5.6No Broker.  Neither Purchaser nor any of its Affiliates has engaged any corporation, firm or other Person who is entitled to any fee or commission as a finder or a broker in connection with the negotiation of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby and thereby, and Purchaser shall be responsible for all liabilities and claims (including costs and expenses of defending against same) arising in connection with any claim by a finder or broker that it acted on behalf of Purchaser or any of its Subsidiaries or other Affiliates in connection with the transactions contemplated hereby.
5.7Financing.
(a)Purchaser is a party to and has accepted a fully executed commitment letter dated as of September 20, 2021 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”
(b)Purchaser is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among certain investment funds affiliated with Purchaser party thereto (the “Equity Investors”) and Purchaser (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the amount(s) set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” The Equity Commitment Letter provides that Seller is an express third-party beneficiary of, and entitled to cause Purchaser to enforce, the Equity Commitment Letter, subject to the terms and conditions herein and therein.
(c)Purchaser has delivered to Seller a true, complete and correct copy of the executed Commitment Letters and the fee letter related to the Debt Commitment Letter (the “Debt Financing Fee Letter”), subject, in the case of such Debt Financing Fee Letter, to redaction solely of fee and other economic provisions and "market flex" provisions that are customarily redacted in connection with transactions of this type and which redacted provisions would not in any event adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing (other than through the operation of original issue discount).
(d)Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the aggregate principal amount of the Financing below the amount necessary to fund the Required Amount, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. As of the date hereof, assuming the satisfaction of the conditions contained in Article IX and Article X, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Purchaser have knowledge as of the date hereof that any Lender or Equity Investor will not perform its obligations thereunder. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind that would reasonably be expected to adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing necessary to fund the Required Amount other than as expressly set forth in the applicable Commitment Letters.
(e)The Financing, when funded in accordance with the Commitment Letters and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall provide Purchaser with cash proceeds on the Closing Date sufficient to fund the Required Amount (after taking into account other Financing, cash on hand and other available sources of cash).
(f)The Commitment Letters constitute the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, all the other parties thereto (in each case, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies) and are in full force and effect. As of the date hereof, assuming satisfaction of the conditions contained in Article IX and Article X, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Commitment Letters. As of the date hereof, Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date hereof. As of the date hereof, the Commitment Letters have not been modified, amended or altered and none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Purchaser, no termination, reduction, withdrawal or rescission thereof is contemplated. As of the date hereof, to the knowledge of Purchaser, no modification or amendment to the Commitment Letters is currently contemplated.
(g)In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.
5.8Limited Guaranty.  The Equity Investors have delivered to Seller a true, complete and correct copy of the executed Limited Guaranty, dated as of the date of this Agreement. The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Equity Investors in favor of Seller, enforceable by Seller in accordance with its terms.  As of the date of this Agreement, the Equity Investors are not in default or breach under any of the terms and conditions of the Limited Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under any of the terms and conditions of the Limited Guaranty.
5.9Solvency.  Assuming (a) that the conditions to the obligations of Purchaser to consummate the Closing have been satisfied or waived and (b) the accuracy in all material respects of the representations and warranties set forth in Article IV, at the Closing immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Initial Purchase Price, the consummation of the Financing, the payment of all other amounts required to be paid by Purchaser in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, Purchaser will be Solvent. As used in this Section 5.9, the term “Solvent” with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.  For purposes of this Section 5.9, the amount of any contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.  No transfer of property is being made and no obligation is being incurred by Purchaser in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of the Selling Companies or the Transferred Subsidiaries.

5.10No Reliance on Other Representations and Warranties.  In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Purchaser has relied solely upon the representations and warranties of Seller set forth in Article IV, Section 6.12(a) and the other Transaction Agreements (and acknowledges that such representations and warranties are the only representations and warranties made by Seller) and has not relied upon any other information provided by, for or on behalf of Seller or its Affiliates to Purchaser in connection with the transactions contemplated by this Agreement.  Except for the representations and warranties of Seller set forth in Article IV, Section 6.12(a) and the other Transaction Agreements, Purchaser has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probable success or profitability of the Safari Business.  Except for the representations and warranties of Seller set forth in Article IV, Section 6.12(a) and the other Transaction Agreements, Purchaser acknowledges that no current or former Representative of Seller (or any of its Affiliates) has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.  Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the UNITS, THE GERMANY HOLDING EQUITY INTERESTS AND THE CONTRIBUTED ASSETS (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) without any representation or warranty, expressed or implied, at law or in equity, as to merchantability, NONINFRINGEMENT or fitness for any particular purpose, in an “as is” condition and on a “where is” basis, except IN ALL CASES as otherwise expressly represented or warranted in ARTICLE IV, SECTION 6.12(A) OR IN ANY OTHER TRANSACTION AGREEMENTS.  Purchaser further acknowledges that, should the Closing occur, Purchaser shall acquire (I) the CONTRIBUTED Contracts AND THE TRANSFERRED INTERESTS (AS DEFINED IN THE ASSET CONTRIBUTION AGREEMENT) AND (II) THE LICENSED IP, IN EACH CASE without any representation or warranty, expressed or implied, at law or in equity, as to the enforceability or validity thereof, except as otherwise expressly represented or warranted in ARTICLE IV, SECTION 6.12(A) OR IN ANY OTHER TRANSACTION AGREEMENTS.
5.11No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, Section 6.12(b) and any other Transaction Agreements, neither Purchaser nor any of its Affiliates, nor any of their respective Representatives makes any other express or implied representation or warranty whatsoever, and Purchaser disclaims any other representations or warranties, whether made by Purchaser or any of its Affiliates or

Representatives.  Except for the representations and warranties contained in this Article V, Section 6.12(b) and any other Transaction Agreements, Purchaser hereby disclaims, for itself and each of its Affiliates, all liability and responsibility for any representation, warranty, statement or information made, communicated, or furnished (orally or in writing) to Seller or its Affiliates or their respective Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Seller by any Representative of Purchaser or any of its Affiliates).

Article VI
Agreements
6.1Conduct of Business.  Except as otherwise expressly required by this Agreement, for any COVID-19 Actions (after reasonably considering the implications of each COVID-19 Action with respect to the operations and financial performance of the Safari Business and, to the extent reasonably practicable, after first reasonably consulting with Purchaser and considering the reasonable concerns of Purchaser with respect to any COVID-19 Action that Seller reasonably determines to be likely to have an adverse impact in any material respect on the Safari Business) or as set forth in Section 6.1 of the Disclosure Letter, during the period from the date of this Agreement to the Closing, Seller shall, and shall cause its Affiliates (including the Company Group Entities) to, (i) operate and manage the Safari Business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve in all material respects the present business organizations, assets and technology of the Company Group Entities and the Safari Business including the Contributed Assets (and any asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring) (in each case, other than sales of inventory and obsolete assets in the Ordinary Course of Business); (iii) subject to clause (l) below, approve and make capital expenditures in the Ordinary Course of Business, including approving and making commercially reasonable capital expenditures and other one-time expenditures to (x) continue the separation of the Safari Business from the other businesses of Seller, to the extent reasonably practicable taking into account factors affecting timing outside the control of Seller and its Affiliates, (y) progress in a timely manner the Energy Bloom Project and other ongoing or scheduled capacity enhancement projects and (z) support customer growth in the Ordinary Course of Business; and (iv) use commercially reasonable efforts to maintain and preserve the relationships and goodwill with Covered Employees, customers, suppliers, licensors, licensees and other material business relations of the Company Group Entities and the Safari Business.  Without limiting the generality of the foregoing, from the date of this Agreement to the Closing, except as otherwise expressly required by this Agreement, for any COVID-19 Actions (after reasonably considering the implications of each COVID-19 Action with respect to the operations and financial performance of the Safari Business and, to the extent reasonably practicable, after first reasonably consulting with Purchaser and considering the reasonable concerns of Purchaser with respect to any COVID-19 Action that Seller reasonably determines to be likely to have an adverse impact in any material respect on the Safari Business) or set forth in Section 6.1 of the Disclosure Letter, unless Purchaser otherwise consents (such consent not to be unreasonably withheld, conditioned or delayed), in the case of each of (a)-(w) below, solely with respect to the Safari Business, Contributed Assets, Licensed IP or Assumed Liabilities, Seller shall not, and shall cause its Affiliates (including the Company Group Entities) not to:

(a)sell, transfer, lease, license, sublicense, abandon or otherwise dispose of or allow to lapse any material property or assets (tangible or intangible) except (A) sales of inventory or dispositions of obsolete assets in the Ordinary Course of Business or (B) for any transfer of Excluded Assets;
(b)sell, assign, transfer, abandon, permit to lapse, license, sublicense, abandon, subject to any Lien (other than a Permitted Lien), permit to expire or otherwise dispose of any Transferred IP other than in the Ordinary Course of Business;
(c)terminate, waive or amend any material term of, enter into (other than in the Ordinary Course of Business), allow to lapse (other than in the Ordinary Course of Business), or transfer, in whole or in part, its rights and interests in or under any Material Contract or any contract that would be Material Contract if in existence on the date of this Agreement or any Shared Contract;
(d)waive any claims or rights of material value which will be conveyed to Purchaser as contemplated by the Transaction Agreements;
(e)disclose any Trade Secrets of the Safari Business to any Person (other than in the Ordinary Course of Business in circumstances in which it has imposed reasonable and customary confidentiality restrictions);
(f)mortgage, pledge or subject to Liens, other than Permitted Liens, any Contributed Assets or any other asset of the Company Group Entities from and after giving effect to the Pre-Closing Restructuring (tangible or intangible);
(g)amend the certificate of formation, articles or certificate of incorporation or any other organizational or constitutive document of the Company Group Entities;
(h)issue, deliver, sell, redeem, repurchase, pledge or otherwise acquire or dispose of any of equity interests of any Company Group Entity or amend the terms of any Company Group Entity’s issued and outstanding equity interests;
(i)make any changes in its accounting methods, principles or practices, other than as required as a result of changes in GAAP or applicable Governmental Rules;
(j)be party to any merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction, or acquire (by merger, consolidation or combination, or acquisition of stock or assets or otherwise), or make an investment in or loan to, any business or Person, in a single transaction or a series of related transactions;
(k)make, revoke or change any material Tax election, file any materially amended Tax Return, surrender any claim for a refund of a material amount of Taxes, consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Governmental Rules) with respect to a material amount of Taxes, adopt or change any Tax accounting method, change any Tax accounting period, fail to pay any Taxes (including estimated Taxes) when due, or settle or surrender any material Tax Proceeding;
(l)(i) become legally committed to capital expenditures except in the Ordinary Course of Business pursuant to an existing, approved capital approval request (“CAR”), new CAR covering capital expenditures of less than $500,000 or a new CAR approved in accordance with clause (ii) or (ii) approve any new CAR contemplating capital expenditures in excess of $500,000;
(m)(i) cancel or compromise any material indebtedness or material claim to which it is entitled, (ii) waive or release any right of material value or (iii) other than in the Ordinary Course of Business, institute, settle or agree to settle any material suit, action or similar proceeding;
(n)make any loan to, transfer any assets to or enter into any contract with any Affiliate or any equityholder, officer or director or Affiliate of any of the foregoing;
(o)(i) negotiate, modify, extend, or enter into any collective bargaining agreement or other contract with any labor union, works council, or other labor organization or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Covered Employees;
(p)implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;
(q)hire (other than in connection with the filling of a vacant position in existence on the date of this Agreement and set forth on Schedule 6.1(q) or created by the termination or resignation of an employee after the date of this Agreement; provided that such hire is on comparable terms as those applicable to such terminated or resigned employee), engage, terminate (without cause), furlough, or temporarily layoff any employee or independent contractor of the Safari Business with annual compensation in excess of $250,000;
(r)waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor of the Safari Business;
(s)transfer or reassign the duties and responsibilities of any employee of Seller or its Subsidiaries such that the employee (i) no longer qualifies as a Covered Employee or (ii) becomes a Covered Employee;
(t)(i) grant any material increase or decrease in wages, salary, severance, bonus/incentive opportunity, or other compensation or benefits to any Covered Employee, (ii) adopt, enter into, amend or terminate any Seller Benefit Plan or any benefit or compensation plan, program, agreement or arrangement that would be a Seller Benefit Plan if in effect as of the date hereof, or (iii) cause any Company Group Entity to accept the transfer of sponsorship of, or any liabilities or obligations with respect to, any Seller Benefit Plan;

(u)pay trade or account payables other than in the Ordinary Course of Business or, other than in the Ordinary Course of Business, delay or postpone the payment of any trade or accounts payable or commissions or insurance premiums or any other liability or obligation or agree or negotiate with any party to extend the payment date of any trade or accounts payable or commission or insurance premiums or any other liability or obligation or accelerate the collection of (or discount) any accounts or notes receivable (whether billed or unbilled) or any deferred revenue or take any actions or omit to take any actions with the intent or the purpose of altering Net Working Capital outside of the Ordinary Course of Business;
(v)incur any indebtedness for borrowed money except any indebtedness that will be repaid prior to or on the Closing Date or otherwise will not constitute an Assumed Liability; or
(w)authorize, take, announce or agree or otherwise commit to take, any of the foregoing actions.

For the avoidance of doubt, none of the restrictions set forth in Section 6.1(a)-(w) shall (x) prohibit Seller or its Affiliates from (A) consummating the Asset Contribution and (B) consummating the Equity Contribution; provided, that Seller or its Affiliates may elect to not contribute or transfer any Transferred Subsidiary directly owned by Seller to the Company pursuant to the terms of the Equity Contribution Agreement, in which case, Seller may otherwise contribute or transfer such Transferred Subsidiary to another Subsidiary of Seller (in each case, after reasonably considering the implications thereof with respect to the operations of the Safari Business and consulting with Purchaser (including, in each case, as to the tax structuring associated with such transaction)) so long as, to the extent such contribution or transfer of any Transferred Subsidiary to the Company pursuant to the terms of the Equity Contribution Agreement does not occur, (i) Seller sells, assigns, transfers and delivers (or if applicable, causes its applicable Affiliates, including German Seller, to sell, assign, transfer and deliver) to Purchaser at the Closing and Purchaser shall purchase from Seller or such applicable Affiliate, as applicable, such equity ownership of such Transferred Subsidiary free and clear of all Liens for no additional consideration and otherwise in accordance with the terms of this Agreement if such Transferred Subsidiary would not otherwise be owned by Purchaser or German Purchaser immediately following the Closing, (ii) notwithstanding anything to the contrary herein, Seller pays, discharges, and indemnifies and holds harmless Purchaser and its Affiliates from and against any and all Non-Resident Capital Gain Tax and fifty percent (50%) of any and all Transfer Taxes with respect to such sale, assignment, transfer or delivery and (iii) such decision to retain the equity ownership of such Transferred Subsidiary and resulting direct transfer (or such other transfer to another Subsidiary of Seller) of such Transferred Subsidiary will not have any adverse effect in any material respect on Purchaser and its Subsidiaries (whether before or after the Closing) or otherwise result in an unreimbursed cost or a material delay to the consummation of the transactions contemplated by this Agreement, and (y) apply to the retained businesses of Seller and its Affiliates, the Excluded Assets or the Excluded Liabilities. Notwithstanding this Section 6.1, Seller and its Affiliates shall transfer any Excluded Assets or any Excluded Liability out of any Company Group Entity prior to Closing (in each case, after reasonably considering the implications thereof with respect to the operations of the Safari Business). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the close of business on the Business Day immediately preceding the Closing Date, the Transferred Subsidiaries may distribute or otherwise transfer cash or cash equivalents out of the

Transferred Subsidiaries or among the Transferred Subsidiaries, it being understood that, from and after the close of business on the Business Day immediately preceding the Closing Date through the Closing, the Transferred Subsidiaries shall not use or transfer any of their assets (including cash and cash equivalents) to the extent such assets are transferred, sold, liquidated, disposed of or otherwise used to (a) make any payment in respect of or discharge any Indebtedness, (b) pay any dividends or distributions to Seller or any of its Affiliates (other than the Company Group Entities) or repurchase any of their respective equity interests or (c) pay any fees, commissions or other similar amounts to Seller or to any of its Affiliates (other than the Transferred Subsidiaries).

6.2Reasonable Best Efforts.  Subject to the terms and conditions set forth in this Agreement, each of Seller and Purchaser shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to cause the Closing to occur on January 4, 2022 (the “Target Closing Date”); provided that if the Closing does not occur on or before the Target Closing Date, the Parties shall use their reasonable best efforts to cause the Closing (subject to Section 3.1) to occur as promptly as practicable thereafter, including using their reasonable best efforts to obtain all consents, permits, authorizations and approvals of, and to make all filings, notifications or registrations with, (i) all Persons which are necessary for the consummation of the transactions contemplated by the Transaction Agreements and (ii) all Governmental Authorities which are necessary for the consummation of the transactions contemplated by the Transaction Agreements, the pursuit of which shall be governed by Section 6.3.
6.3Regulatory Matters. Without limiting the generality of Section 6.2, each of Seller and Purchaser shall, and shall cause their respective Subsidiaries to, (a) make any filing with the FTC and the DOJ required under the HSR Act with respect to the transactions contemplated by the Transaction Agreements within ten (10) Business Days of this Agreement, (b) as promptly as practicable, make or cause its Subsidiaries to make any material filing or notice required under any other antitrust, competition, investment control, security, communications or other similar or complementary Governmental Rule applicable to the Safari Business, the Transaction Agreements or the transactions contemplated thereby and (c) provide a reasonable response to any supplemental information requested in connection with the HSR Act or such other Governmental Rules as promptly as practicable after such request is made, including requests for additional information or documentary material under the HSR Act.  The Parties shall not request early termination of the applicable waiting period under the HSR Act.  Each of Seller and Purchaser shall, and shall cause their respective Subsidiaries to, coordinate and cooperate with one another in exchanging and furnishing the other such information and assistance as the other may reasonably request in connection with its preparation of any such filing or notice which is necessary under the HSR Act or such other Governmental Rules or which is otherwise requested by the FTC or DOJ or other Governmental Authority in the course of any review of the transactions contemplated by the Transaction Agreements.  Seller and Purchaser shall keep each other apprised of the status of any substantive communications with, and inquiries or requests for additional information from, the FTC and DOJ or any other Governmental Authority provided, however, each Party may redact a portion of documents or any information (i) to remove references to valuation of the transaction, (ii) subject to the terms of a confidentiality agreement with a third party, (iii) relating to competitively sensitive or highly confidential matters, and (iv) to address reasonable privilege concerns. Purchaser and Seller may restrict the other party’s access to its competitively sensitive information by designating it as accessible only to that receiving Party’s outside counsel and other external advisors.  The Parties hereto shall and shall cause their respective Affiliates to supply such reasonable assistance as may be reasonably requested by any other party in connection with the foregoing. The Parties to this Agreement shall not, and shall cause their respective Affiliates not to, agree to participate in any substantive meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting.  Purchaser shall propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by it or any of its Subsidiaries of any portion of the business, properties or assets of Purchaser or any of its Subsidiaries, including the Contributed Assets; provided, however, that Purchaser shall not be required pursuant to this Section 6.3 to propose, commit to or effect any action that is not conditioned upon the consummation of the transactions contemplated by the Transaction Agreements.  If the actions taken by Purchaser pursuant to the immediately preceding sentence do not result in the conditions set forth in Sections 9.2 and 10.2 being satisfied, then Purchaser shall initiate and/or participate in, at its sole expense and cost, any proceedings, whether judicial or administrative, in order to (x) oppose or defend against any action by any Governmental Authority to prevent or enjoin the consummation of the transactions contemplated by the Transaction Agreements, and/or (y) take such action as necessary to overturn any regulatory action by any Governmental Authority to block consummation of the transactions contemplated by the Transaction Agreements, including by defending any suit, action or other legal proceeding brought by any Governmental Authority in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 9.2 or 10.2 not to be satisfied.

6.4Other Transaction Agreements.  Subject to the terms and conditions hereof, each of Seller and Purchaser shall cause its Subsidiaries who are parties to any Transaction Agreements to perform, pay and satisfy their respective obligations and liabilities thereunder as and when due.
6.5Further Action.
(a)From time to time after the Closing, Purchaser and Seller agree to execute and deliver, and to cause their respective Affiliates to execute and deliver, both at no further consideration, such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by the Transaction Agreements, including the transfer of the Contributed Assets to the Company or OpCo.
(b)For a period of six (6) years commencing on the Closing Date, each of Purchaser and Seller further agrees to provide to the other Party, and to cause their respective Subsidiaries to provide to the other Party and its respective Subsidiaries, reasonable access, during normal business hours and upon reasonable notice, to information reasonably related to the assets and liabilities of the Company Group Entities, the Excluded Assets and the Excluded Liabilities for any legitimate business purpose (but, for the avoidance of doubt, not in connection with any actions, suits, proceedings or dispute between or among Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand, except as otherwise required by Governmental

Rules), other than (i) proprietary or confidential customer or supplier information and other confidential information and Trade Secrets, (ii) information the disclosure of which is legally or contractually prohibited and (iii) such portions of documents or information which are subject to attorney-client privilege and/or work-product immunity and the provision of which, as reasonably determined by either Party’s counsel, as applicable, may eliminate the privilege or work-product protection pertaining to such documents; provided that such access and cooperation would not unreasonably disrupt the normal operations of Seller and its Affiliates or Purchaser, as applicable.
6.6Financing.
(a)Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters on or prior to the date upon which the Closing is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) on terms and conditions no less favorable to Purchaser than those contained in Debt Commitment Letter (including, as necessary, the “flex” provisions contained in the Debt Financing Fee Letter) (except to the extent acceptable to Purchaser and not in breach of Purchaser’s obligations pursuant to Section 6.6(b)) and (iii) satisfying, or causing to be satisfied, on a timely basis all conditions to Purchaser obtaining the Financing set forth therein. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Closing and, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, Purchaser shall use reasonable best efforts to cause the Lenders and Equity Investors to comply with their respective obligations thereunder, including to fund the Financing.
(a)Purchaser shall not permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under (i) the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder) without the prior written consent of Seller or (ii) the Debt Commitment Letters, without the prior written consent of Seller, if such amendment, restatement, replacement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Debt Financing or otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Debt Financing necessary to pay (after taking into account any available Equity Financing, cash on hand and other available sources of cash) the Initial Purchase Price, any other amounts required to be paid by Purchaser at the Closing in connection with the consummation of the transactions contemplated hereby and any fees and expenses of or payable by Purchaser on the Closing Date in connection with the transactions contemplated hereby (the “Required Amount”), (C) reduce the aggregate amount of the Debt Financing below the amount necessary to pay the Required Amount (after taking into account any available Equity Financing, cash on hand and other available sources of cash) or (D) otherwise adversely affect the ability of Purchaser to enforce its rights under the Debt Commitment Letters; provided that Purchaser may amend the Debt Commitment Letters to (i) add lenders, lead arrangers, bookrunners, agents, managers or other entities who had not executed the

Debt Commitment Letters as of the date of this Agreement or (ii) effect a Second Lien Private Placement (as defined in the Debt Commitment Letter).
(c)In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Purchaser will, prior to the occurrence of the End Date, (i) use reasonable best efforts to arrange and obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financing and taking into account cash on hand and other available sources of cash, to consummate the transactions contemplated by this Agreement and to pay the Required Amount) from the same or other sources and (ii) promptly notify Seller of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letters” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative debt financing arranged in compliance with this Section 6.6 and the term “Debt Financing” shall be deemed to include any alternative debt financing obtained in compliance with this Section 6.6. Purchaser shall provide Seller with prompt written notice of any actual or threatened in writing breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement that would reasonably be expected to result in the Financing not being available in an amount necessary to fund the Required Amount (after taking into account other Financing, cash on hand and other available sources of cash). Upon written request from Seller, Purchaser shall inform Seller in reasonable detail on the status of its efforts to consummate the Financing.
(d)Prior to the Closing, Seller shall use its reasonable best efforts to provide, and shall cause its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, affiliates and agents to use reasonable best efforts to provide, all cooperation reasonably requested by Purchaser in writing to obtain the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or any of its Affiliates), including using reasonable efforts to (i) furnish to Purchaser, its advisors and its Debt Financing Sources such financial and other pertinent information regarding the Contributed Assets (or any other assets of the Company Group Entities) and the Safari Business as may be reasonably requested by Purchaser, its advisors or its Debt Financing Sources, including the (a) the unaudited financial statements of the Safari Business for each fiscal quarter of the Safari Business ended 45 days prior to the Closing and the audited financial statements of the Safari Business for any fiscal year of the Safari Business ended 90 days prior to the Closing; (b) such other financial information reasonably necessary to allow Purchaser and its advisors to prepare pro forma financial statements for the Safari Business; and (c) customary authorization letters (including accuracy of information and material non-public information representations) for inclusion in any information materials that authorize the distribution of information provided under clauses (a) and (b) above to prospective financing sources; (ii) assist with the preparation of lender and investor presentations, bank information memoranda, rating agency presentations, marketing materials and other similar documents and materials in connection with the Debt Financing and participate in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with providers or potential providers of the Debt Financing and ratings agencies and otherwise assist in the marketing efforts of Purchaser and its financing sources; (iii) deliver, at least three (3) Business Days prior to Closing, all documentation and other information about the Contributed Assets (or any other assets of the Company Group Entities) and the Safari Business as is reasonably requested by Purchaser, its advisors and its financing sources with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230); and (iv) assist with Purchaser’s preparation, negotiation and execution of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested by Purchaser and subject to the occurrence of the Closing. The foregoing notwithstanding, none of the Selling Companies shall be required to take or permit the taking of any action pursuant to this Section 6.6: (i) that would require any Selling Company or any persons who are officers or directors of a Selling Company to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement unless such officers or directors continue with the Safari Business in such capacity post-Closing and only to the extent such document is contingent upon the Closing (other than the authorization letters described above), (ii) that would cause any representation or warranty in this Agreement to be breached by any Selling Company, (iii) that would require any Selling Company to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing, (iv) that would cause any director, officer, employee or stockholder of any Selling Company to incur any personal liability, (v) that would conflict with the organizational documents of any Selling Company (not entered into in contemplation of this Section 6.6(d)) or any Governmental Rules, (vi) that would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract, license, franchise, permit or other agreement or instrument to such Selling Company is a party (not entered into in contemplation of this Section 6.6(d)) or (vii) to provide access to or disclose information that Seller determines would jeopardize any attorney-client privilege of Seller or any of its Affiliates, which shall not include the financial information set forth in clause (i) above. Nothing contained in this Section 6.6 or otherwise shall require (x) any Selling Company to be an issuer or other obligor with respect to the Debt Financing or (y) any Transferred Subsidiary to be an issuer or other obligor with respect to the Debt Financing prior to the Closing. Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by the Selling Companies or their respective Representatives in connection with such cooperation and shall indemnify, reimburse and hold harmless the Selling Companies and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 6.6 and any information used in connection therewith, in each case except to the extent such losses are suffered or incurred as a result of any such person’s gross negligence, fraud or willful misconduct, as applicable. The Selling Companies hereby consent to the use of the logos of the Safari Business in connection with any such debt financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Safari Business or its reputation or goodwill.
(e)The Parties hereto acknowledge and agree that the provisions contained in this Section 6.10 represent the sole obligation of the Selling Companies with respect to cooperation in connection with the arrangement of the Financing to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and the other Transaction Agreements, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the other

Transaction Agreements shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.
(f)All non-public or otherwise confidential information regarding Seller or any of its Affiliates obtained by Purchaser or its representatives pursuant to this Section 6.6 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements reasonably satisfactory to Seller or in the manner contemplated by the Debt Commitment Letter.
6.7Restrictive Covenants.
(a)Non-Solicitation/No-Hire.
(i)Employees of Seller and its Subsidiaries.  Except as expressly required pursuant to this Agreement or with the prior written consent of Seller, during the period beginning as of the date hereof and ending on the date that is two (2) years after the Closing Date (the “Non-Solicitation Period”), Purchaser shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, solicit for employment, hire or attempt to hire any person who is at such time, or who at any time in the six-month period prior to such time had been, a Seller No-Hire Employee; provided, however, that, for purposes of this Section 6.7(a)(i), solicitation shall not include general employment advertising or the use of any independent employment agency or search firm not specifically directed to Seller No-Hire Employees.  Notwithstanding the foregoing, Purchaser or its Affiliates may solicit for employment, hire or attempt to hire any Seller No-Hire Employee at any time after the earlier of (A) the six-month anniversary date of such Person’s termination of employment for any reason other than by Seller without cause or (B) the date of such Person’s termination of employment by Seller without cause.
(ii)Employees of Purchaser and its Subsidiaries.  Other than with the prior written consent of Purchaser, during the Non-Solicitation Period, Seller shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, solicit for employment, hire or attempt to hire any Transferred Employee; provided, however, that, for purposes of this Section 6.7(a)(ii), solicitation shall not include general employment advertising or the use of any independent employment agency or search firm not specifically directed to Transferred Employees.  Notwithstanding the foregoing, Seller or its Affiliates may solicit for employment, hire or attempt to hire any Transferred Employee at any time after the earlier of (A) the six-month anniversary date of such Person’s termination of employment for any reason other than by Purchaser without cause or (B) the date of such Person’s termination of employment by Purchaser without cause.
(b)Seller Non-Competition.  Commencing on the Closing Date and ending on the fifth anniversary thereof (the “Restricted Period”), Seller covenants and agrees that it shall not, and shall cause its Subsidiaries to not, directly or indirectly:

(i)own any interest in, manage, control, participate in, consult with, render services for or be or become engaged or involved in the Safari Business, including by being or becoming an owner, co-owner, Affiliate, investor, lender, partner, joint venturer, stockholder, representative, consultant, agent, supplier, licensor or advisor of, to or with any Person engaged or involved in the Safari Business;
(ii)make any investment (whether equity, debt or other) in, lend or otherwise provide any money or assets to, or provide any guaranty or other financial assistance to Person engaged or involved in the Safari Business; or
(iii)provide any material information, assistance or support or any product, technology or intellectual property to any Person engaged or involved in the Safari Business.

Notwithstanding the foregoing, nothing contained in this Section 6.7(b) shall prohibit Seller or its Subsidiaries from the passive ownership of less than 2% of any class of stock listed on a national securities exchange or traded in the over-the-counter market, so long as such Person is not engaged in any other activities described in this Section 6.7(b) (other than the passive ownership of such stock).

(c)Purchaser Non-Competition.  During the Restricted Period, subject to the last sentence of this Section 6.7(c), Purchaser covenants and agrees that it shall not, and shall cause its Subsidiaries and Affiliates to not, directly or indirectly, engage in, manage or operate, anywhere in the world, license Intellectual Property Rights relating to the manufacturing, marketing, selling or servicing of automation solutions to or own an equity interest in any Person who engages in, manages or operates anywhere in the world, the Restricted Business; provided, however, that nothing herein shall preclude Purchaser or any of its Subsidiaries or Affiliates from:
(i)acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in the Restricted Business if such Restricted Business generated less than twenty-five percent (25%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;
(ii)owning five percent (5%) or less of the outstanding securities of any Person whose shares are listed on a stock exchange; provided, however, that such shares are held for passive investment purposes only and none of Purchaser or any of its Subsidiaries or Affiliates exercise control of (or otherwise manage, operate or engage in the Restricted Business of) such Person;
(iii)acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is (directly or indirectly through controlled Affiliates) engaged in the Restricted Business if (A) such Restricted Business generated twenty-five percent (25%) or more of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) the Company, within one (1) year after the consummation of such acquisition, discontinues, or divests a sufficient portion of the Restricted Business of such Person such that the restrictions set forth in this Section 6.6(c) would not operate to restrict such ownership; or

(iv)exercising its rights or performing or complying with its obligations under or as contemplated by this Agreement or any of the other Transaction Agreements.

Notwithstanding anything herein to the contrary, this Section 6.7(c) shall not apply to, and, for purposes of this Section 6.7(c), “Affiliates” of Purchaser shall not include, Thomas H. Lee Partners, L.P., any investment fund managed by Thomas H. Lee Partners, L.P. or any affiliated management company, any other management company of any of the foregoing, any direct or indirect general or limited partner of any of the foregoing, any portfolio company of any of the foregoing (other than Purchaser and its Subsidiaries) or any director, officer, manager or employee of any of the foregoing (including for this purpose any director, officer, manager or employee of Purchaser or any of its Subsidiaries) who is affiliated with Thomas H. Lee Partners, L.P. or any general or limited partner thereof; provided that Purchaser has not transferred or licensed any Intellectual Property Rights of the Safari Business to any such Affiliate for use in the Restricted Business.

(d)Non-Solicitation of Business Relationships. Without limiting the generality of the provisions of Section 6.7(b), Seller hereby covenants and agrees for the duration of the Restricted Period to not, and to cause its Subsidiaries to not, directly or indirectly call on, solicit or service any customer, vendor, partner, agent, licensee, licensor, programmer, consultant, landlord, subtenant or other Person that has a business relationship with the Safari Business, Purchaser or any of its Subsidiaries in order to induce or attempt to induce such Person to cease doing business with the Safari Business, Purchaser or its Subsidiaries (including the Transferred Subsidiaries following the Closing), or in any way intentionally interfere with the relationship between any such customer, vendor, partner, agent, licensee, licensor, programmer, consultant, landlord, subtenant or other Person, on the one hand, and the Safari Business, Purchaser or its Subsidiaries (including the Transferred Subsidiaries following the Closing), on the other hand.
(e)Non-Disparagement.  During the Restricted Period, each of Purchaser and Seller shall not, and shall cause each of its respective Subsidiaries not to, directly or indirectly, make any public or private statement or take any action or engage in any activity or course of conduct with the intent of causing, or through negligence likely to cause, damage to the business or reputation of Seller or Purchaser, as the case may be; provided, however, that this Section 6.7 shall not apply to (a) factual statements made in government proceedings or (b) proceedings in which the Parties are adverse to each other.
(f)Judicial Determinations.  If a final and non-appealable judicial determination is made that any provision of this Section 6.7 constitutes an unenforceable restriction with respect to any particular jurisdiction, the provisions of this Section 6.7 will not be rendered void but will be deemed to be modified solely with respect to the applicable jurisdiction to the minimum extent necessary to remain in force and effect for the greatest period and to the greatest extent that such court determines enforceable under the circumstances.
6.8Representations and Warranties Insurance.  At Purchaser’s request, Seller shall use commercially reasonable efforts to facilitate the purchase of the R&W Insurance Policy by Purchaser, including providing true and complete responses in order to promptly fulfill all informational requests as reasonably requested by Purchaser, the insurer, its broker or any other insurance agent to obtain and bind the R&W Insurance Policy; provided, however, that Seller shall have no obligation to pay any premium, underwriting fee or any other fee or expense relating to or arising from the purchase of the R&W Insurance Policy by Purchaser. Notwithstanding the foregoing, if Purchaser elects not to or is unable to purchase the R&W Insurance Policy, such failure to obtain the R&W Insurance Policy will have no effect on the limitations to Seller’s liability and obligations, or the limitations on Purchaser’s right to recourse, set forth in Article XI.

6.9Change of Name.  Within thirty (30) days following the Closing, Seller shall, and shall cause each of its Subsidiaries using the word “Brooks” in its name, to change its name to a name that does not include “Brooks” or any other words or phrases that are confusingly similar to Seller’s present name.
6.10Exclusivity.  During the period from the date of this Agreement until the Closing, Seller will not, and will cause its Affiliates (including the Company Group Entities) and Representatives not to, (a) solicit, initiate, seek or knowingly encourage or knowingly facilitate the making or submission of any inquiry, expression of interest, communication, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (b) enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any Person any information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (c) agree to, accept, approve, endorse or recommend any Acquisition Proposal; or (d) enter into any letter of intent, memorandum of understanding or similar document or any contract or agreement contemplating or otherwise relating to any Acquisition Proposal.  Seller will, and will cause its Affiliates and Representatives to, immediately cease and cause to be terminated any and all existing activities, communications or discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and require the return or destruction of any Safari Confidential Information furnished or made available to such Persons. Seller will, and will cause its Affiliates and Representatives to, promptly notify Purchaser in writing of any written inquiry, proposal or offer relating to any Acquisition Proposal that is received by Seller or any of its Affiliates and Representatives after the date hereof (including the material terms thereof and the identity of all Persons involved therein).
6.11Insurance.  For any claim that may be asserted by Purchaser or its Affiliates with respect to the Safari Business after the Closing Date arising out of events, incidents, conduct or circumstances that occurred prior to the Closing Date (such claims, “Pre-Closing Claims”), Purchaser or its Affiliates may tender such Pre-Closing Claim to Seller for submission by Seller or one of its Affiliates to the applicable insurer under any of the occurrence-based insurance policies of Seller or its Affiliates issued prior to the Closing Date under which the Safari Business, Contributed Assets (or any other assets of the Company Group Entities) or Assumed Liabilities were insured or potentially insured as of the date of the events, incidents, conduct or circumstances giving rise to such Pre-Closing Claim (such policies, the “Pre-Closing Occurrence Based Policies” and each such claim a “Noticed Pre-Closing Claim”), and Seller shall thereupon tender, or cause one of its Affiliates to tender, such Pre-Closing Claim to the applicable insurer for coverage; provided, however, that (a) nothing herein shall diminish or affect any right of Purchaser or its Affiliates under such Pre-Closing Occurrence Based Policies to tender any Pre-Closing Claims directly to the applicable insurer should Seller fail or refuse to do so for any reason; and (b) Purchaser and its Affiliates shall have no recourse to Seller for any uninsured or uncovered amounts for such Pre-Closing Claims (including any deductible or other amount for which Seller provides self-insurance), except for (x) amounts that are Excluded Liabilities and (y) amounts attributable to any failure or refusal by Seller to provide timely notice of any Noticed Pre-Closing Claim to the applicable insurer upon Seller’s receipt of notice of such Noticed Pre-Closing Claim from Purchaser or its Affiliates. Seller shall notify Purchaser of all coverage determinations made by the insurer(s) in respect of any Pre-Closing Claims and, if any amounts are paid or to be paid by the insurer in respect thereof, shall request that such insurer make payment directly to Purchaser or the applicable Affiliate thereof, or shall transfer such insurance proceeds to Purchaser or the applicable Affiliate thereof no later than ten (10) days after receipt of such insurance proceeds.  Seller shall not release, commute, buy-back or otherwise eliminate the coverage available under any Pre-Closing Occurrence Based Policy without Purchaser’s consent.

6.12Release.
(a)Seller does hereby, and Seller shall cause its Affiliates, successors and assigns and any other Person claiming by, through or under any of the foregoing to (and on behalf of each of them Seller does hereby), effective as of, and contingent upon, the Closing, unconditionally and irrevocably release, waive and forever discharge the Safari Business, the Company Group Entities, the Transferred Employees, Purchaser, each of their predecessors and successors and each of their respective past, present and future directors, officers, employees, agents, assigns, equityholders, partners, insurers, subsidiaries and Affiliates (collectively, the “Purchaser Released Parties”) from any and all claims, demands, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from the operation of the Safari Business prior to the Closing, which, for the avoidance of doubt, includes any and all claims of breach and causes of action based on alleged breach and associated liabilities arising out of or relating to any commercial arrangement or agreement between the Safari Business or the Company Group Entities and Seller and/or its Affiliates entered into prior to the Closing, but excludes any of Seller’s or its Affiliates’ rights expressly set forth in or arising under this Agreement or any other Transaction Agreement.  WITHOUT LIMITING THE FOREGOING, SELLER (ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES, SUCCESSORS AND ASSIGNS) EXPRESSLY WAIVES AND RELINQUISHES ALL RIGHTS AND BENEFITS AFFORDED BY ANY APPLICABLE STATUTE IN THE CONTEXT OF A GENERAL RELEASE, WHICH STATUTE GENERALLY PROVIDES FOR THE FOLLOWING: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”  SELLER ACKNOWLEDGES THAT IT HAS CAREFULLY READ THE FOREGOING WAIVER AND GENERAL RELEASE AND UNDERSTANDS ITS CONTENTS.  Seller represents and warrants that (x) there are no liens, or claims of lien, or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein, (y) neither Seller nor any of its Affiliates has transferred or otherwise alienated any such claims or causes of action, and (z) Seller is fully authorized and entitled to give the releases specified herein.
(b)Purchaser does hereby, and Purchaser shall cause its Affiliates (including the Company Group Entities following the Closing), successors and assigns and any other Person claiming by, through or under any of the foregoing to (and on behalf of each of them Purchaser does hereby), effective as of, and contingent upon, the Closing, unconditionally and irrevocably release, waive and forever discharge Seller’s and its Affiliates’ (other than the Company Group Entities) and each of their respective past, present and future directors, officers, employees, and agents (collectively, the “Seller Released Parties”) from any and all claims, demands, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring on or prior to the Closing, which, for the avoidance of doubt, includes any and all claims of breach and causes of action based on alleged breach and associated liabilities arising out of or relating to any commercial arrangement or agreement between the Safari Business or the Company Group Entities and Seller and/or its Affiliates (other than the Company Group Entities) entered into prior to the Closing, but excludes any of Purchaser’s or its Affiliates’ (including the Company Group Entities’) rights expressly set forth in or arising under this Agreement or any other Transaction Agreement; provided, however, that no Company Group Entity hereby releases, acquits or discharges any of its directors, officers, employees, contractors or agents who is or was an employee, contractor or agent of any Company Group Entity, in their capacities as directors, officers, employees, contractors or agents of any Company Group Entity, and the Company Group Entities and their Affiliates shall not be deemed to have released any claim, defense, fact or circumstance, which such Person determines after the Closing is necessary or desirable to defend against any Proceeding brought by any such director, officer, employee, contractor or agent of a Company Group Entity or to prosecute any Proceeding against any such director, officer, employee, contractor or agent of a Company Group Entity relating to the work such Person performed for the Safari Business or any of the Company Group Entities prior to the Closing.  WITHOUT LIMITING THE FOREGOING, PURCHASER (ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES, SUCCESSORS AND ASSIGNS) EXPRESSLY WAIVES AND RELINQUISHES ALL RIGHTS AND BENEFITS AFFORDED BY ANY APPLICABLE STATUTE IN THE CONTEXT OF A GENERAL RELEASE, WHICH STATUTE GENERALLY PROVIDES FOR THE FOLLOWING: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”  PURCHASER ACKNOWLEDGES THAT IT HAS CAREFULLY READ THE FOREGOING WAIVER AND GENERAL RELEASE AND UNDERSTANDS ITS CONTENTS.  Purchaser represents and warrants that (x) there are no liens, or claims of lien, or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein, (y) neither Purchaser nor any of its Affiliates has transferred or otherwise alienated any such claims or causes of action, and (z) Purchaser is fully authorized and entitled to give the releases specified herein.
6.13Termination of Intercompany Accounts and Arrangements.  Seller shall cause all contracts, arrangements and accounts (other than this Agreement, any other Transaction Agreement and any contract or arrangement set forth on Schedule 6.13) between Seller or any of its Affiliates (excluding the Transferred Subsidiaries), on the one hand, and the Transferred Subsidiaries or their respective Subsidiaries, on the other hand, to be terminated and settled in full or otherwise eliminated prior to the Closing and deemed without further action and to be fully discharged as of the date of termination, settlement and/or elimination, in each case without any further obligations or liabilities to Seller or any of its Affiliates (excluding the Transferred

Subsidiaries), on the one hand, and the Transferred Subsidiaries or their respective Subsidiaries, on the other hand.

6.14Confidentiality Obligation of Seller. After the Closing, Seller shall maintain as confidential and shall not use or disclose (except as required by Governmental Rule or as authorized in writing by Purchaser, including as required to perform Seller’s obligations under the Transaction Agreements) any Safari Confidential Information.  Seller further agrees to take all appropriate steps (and to cause its Affiliates to take all appropriate steps) to safeguard such Safari Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.  In the event Seller is required by Governmental Rule to disclose any Safari Confidential Information, Seller shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to preserve the confidentiality of such information consistent with applicable Governmental Rule.
6.15Confidentiality Obligation of Purchaser. The Confidentiality Agreement continues to apply, and the Transaction Agreements and the transactions contemplated thereby are subject to and shall be kept confidential under the Confidentiality Agreement; provided, however, that if any of the Transaction Agreements contain confidentiality provisions, then, to the extent there is inconsistency between the Confidentiality Agreement and such confidentiality provisions, the confidentiality provisions of such Transaction Agreements shall supersede the inconsistent provisions of the Confidentiality Agreement.  Purchaser acknowledges that the information being provided to it in connection with the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.  Effective upon the Closing, and notwithstanding anything herein to the contrary, the Confidentiality Agreement shall terminate with respect to information relating to the Safari Business.  Purchaser acknowledges that all other information provided to it by Seller or its Affiliates or its or their respective representatives concerning Seller or its Affiliates (other than as it relates to the Safari Business) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.
6.16Minimum Foreign Jurisdiction Cash. Notwithstanding anything to the contrary in this Agreement, Seller shall, and shall cause its applicable Affiliates and Subsidiaries to, use reasonable best efforts to cause the Company Group Entities to have at the Closing, within bank accounts residing in each non-U.S. jurisdiction set forth on Schedule 6.16, Cash of not less than the minimum amount applicable to such non-U.S. jurisdiction as set forth on Schedule 6.16 (each such minimum cash amount, a “Jurisdiction Minimum Cash Requirement”).  To the extent the Company Group Entities do not have Cash of at least $40,000,000 in the aggregate within bank accounts residing in such non-U.S. jurisdictions at the Calculation Time, the amount of such shortfall (the “Aggregate International Cash Shortfall Amount”) shall be included in the calculation of Indebtedness for the purpose of reducing the Initial Purchase Price and Purchase Price on a dollar-for-dollar basis in an amount equal to the Aggregate International Cash Shortfall Amount.  For the avoidance of doubt, other than the Cash of the Company and OpCo to be included in Closing Cash, subject to the US Cash Cap, no Cash of the Company Group Entities (other than the Cash of the Company and OpCo to be included in Closing Cash, subject to the US Cash Cap), whether or not any such Cash in any non-U.S. jurisdiction is in excess of any applicable Jurisdiction Minimum Cash Requirement, shall be counted as an increase to the Initial Purchase Price and Purchase Price.

6.17Safari Business Separation. Seller and Purchaser shall use commercially reasonable efforts to separate the Safari Business from the other businesses of Seller by causing their respective tasks set forth on Schedule 6.17 to be satisfied prior to the Closing in a manner reasonably acceptable to Purchaser.  Seller shall make available relevant executives and employees for meetings or telephone or video conferences as reasonably requested by Purchaser to effect the orderly separation of the Safari Business in a manner that permits Purchaser to reasonably and appropriately facilitate, assess, and test the separation and stand-up of the Safari Business.
6.18Intellectual Property.
(a)Upon the Purchaser’s reasonable request, Seller shall, and following the Closing, Seller shall cooperate with Purchaser to allow Purchaser to, make filings with the United States Patent and Trademark Office and any other similar domestic or foreign office, department, or agency in all applicable foreign jurisdictions: (i) to ensure that the chain of title of each issuance, registration and application included in the Contributed IP reflects all prior mergers, acquisitions and transfers of such item and name changes of the owner(s) of such item, and (ii) to ensure that any security interests have been released. All costs and expenses incurred by Seller in connection with its obligations under this Section 6.18(a) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser and notwithstanding anything to the contrary set forth herein, Purchaser shall reimburse Seller for any amounts owed to Seller under Section 2.12 of the Asset Contribution Agreement.
(b)Seller shall promptly forward to the Company: (i) after the Closing Date, a report from Seller’s docketing system relating to the Contributed IP and a copy of all prosecution files, invention disclosures and correspondence with inventors with respect thereto; and (ii) all Intellectual Property office, registrar, or agency correspondence received by Seller and all attorney or agent correspondence received by Seller related to the Contributed IP for three hundred and sixty-five (365) days after the Closing Date.
6.19Calculation of Specified Unfunded Employee Amount. Prior to the Closing, Seller shall engage a nationally recognized and independent actuary reasonably acceptable to Purchaser to calculate and determine the Specified Unfunded Employee Amount. Seller will bear the cost of such actuarial services.
Article VII
Employee Matters
7.1General Principles.
(a)Identification of Covered Employees.  No less than five (5) days prior to the Closing Date, Seller shall provide Purchaser with an updated Schedule 4.11(a) which shall be complete and accurate as of such date.
(b)Transfer of Employees
(i)Seller will transfer any Covered Employee’s employment whose employment as of the date hereof will not transfer to Purchaser or its Affiliate upon the Closing by operation of law or without any action required on the part of Seller on the

Closing Date to a Company Group Entity such that the employment of the Covered Employee with the applicable Company Group Entity will be effective no later than the Business Day preceding the Closing Date.
(ii)Notwithstanding the foregoing, Seller will not transfer the employment of any Covered Employee to a Company Group Entity if as of the Closing Date, the Covered Employee is not actively employed due to short- or long-term disability (an “Inactive Covered Employee”).  With respect to each Inactive Covered Employee that first returns to active employment within six (6) months of the Closing, Purchaser shall offer employment to such Inactive Covered Employee no later than five (5) days following the date such Inactive Covered Employee returns to active employment. The offer of employment to each Inactive Covered Employee shall provide for the Transferred Employee’s Comparable Position and Specified Compensation and Benefits.  Nothing herein shall be construed as a representation or guarantee by Seller that any Covered Employee will accept such offer of employment from Purchaser or its Subsidiaries or will continue in employment with Purchaser or its Subsidiaries following the Closing Date.
(iii)Purchaser shall maintain during the Specified Period each Transferred Employee’s Comparable Position and Specified Compensation and Benefits provided that the Transferred Employee remains employed by Purchaser or its Subsidiaries.  Schedule 4.11(a)(ii) sets forth the Specified Compensation and Benefits to be maintained by Purchaser in accordance with the preceding sentence.  Seller shall only increase a Covered Employee’s annual base salary, wages or annualized fixed or guaranteed remuneration, as applicable, granted or communicated to a Covered Employee following the date hereof and prior to the Closing Date if such increase is granted or communicated in the Ordinary Course of Business and does not exceed five percent (5%) of such Covered Employee’s then-current annual base salary, wages or annualized fixed or guaranteed remuneration, as applicable, in each case, other than with respect to the increases in base salary, wages or annualized fixed or guaranteed remuneration, as applicable, due to Ordinary Course of Business promotions that are set forth on Schedule 7.1(b)(iii), provided, that in no event shall such increases amount to more than $250,000, in the aggregate, in additional annual base salary, wages or annualized fixed and/or guaranteed remuneration without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).
(iv)If Purchaser terminates the employment of any Transferred Employee for any reason other than for cause (as determined by Purchaser and its Subsidiaries in their reasonable discretion in accordance with applicable Governmental Rules) prior to the first anniversary of the Closing Date, Purchaser shall pay or cause its applicable Subsidiary to pay such Transferred Employee severance equal to the greater of (x) the severance benefit the Transferred Employee would have received under Seller’s applicable severance policies as in effect as of the date hereof and set forth on Schedule 7.1(b)(iv) and (y) the amount required under Purchaser’s (or its applicable Subsidiary’s) severance policy
(v)In cases where a Covered Employee´s employment will transfer to Purchaser or its Affiliate upon the Closing by operation of law and there is a statutory information requirement with respect to such transfer, Seller shall cause the relevant Safari Business Entities to provide such information to the Covered Employees.
(vi)Seller shall compensate each Transferred Employee (subject to any applicable Governmental Rules) for any vacation time, variable pay and commissions that have accrued (and, in the case of vacation time, that has accrued in accordance with Seller or its Subsidiaries’ vacation policy and has not been used) prior to the Closing Date; provided that, in the event it is not practicable for Seller to pay any such amounts directly to one or more Transferred Employees, the Parties shall cooperate in good faith to cause Purchaser to pay such amounts to each applicable Transferred Employee on Seller’s behalf, with funds provided to Purchaser by Seller.
(c)Replacement Benefits.  Prior to the Closing, and unless notified in writing by Purchaser at least five (5) days prior thereto, Seller shall take all actions necessary to establish new employee benefit plans at the applicable Company Group Entities which provide the Transferred Employees who, as of the date hereof, participate in any Seller Benefit Plan that is not a Transferred Benefit Plan with benefits identical to those provided under the Seller Benefit Plan (“Replacement Plans”), and payroll and other HR systems which are the same as those utilized by Seller with respect to such individuals as of the date hereof. Prior to the Closing, Seller shall take all action necessary to cause the Seller Benefit Plan that is qualified under Section 401(a) of the Code to allow distributions in-kind of promissory notes associated with outstanding participant loans.
(d)Service Credit.  Purchaser shall give each Transferred Employee credit for purposes of eligibility to participate, vesting in 401(k) contributions, and level of paid time off and severance benefits under any Replacement Plan, any Transferred Benefit Plan or any plan subsequently adopted or sponsored by the Purchaser (collectively, the “Purchaser Benefit Plans”) for such Transferred Employee’s service with Seller or any of its Subsidiaries, and with any predecessor employer, to the same extent and for the same purpose as recognized by Seller or any of its Subsidiaries (“Pre-Transfer Service”), except to the extent such credit would result in the duplication of benefits or compensation for the same period of service, and further provided that no such Pre-Transfer Service shall be recognized for purposes of Purchaser Benefit Plans that provide for any equity or equity-based, nonqualified deferred compensation (other than the Deferred Compensation Plan), defined benefit pension or retiree welfare benefits.
(e)Welfare Benefits.
(i)To the extent applicable, Purchaser shall use commercially reasonable efforts to (A) waive for each Transferred Employee and his or her eligible dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the Purchaser Benefit Plans that are group health plans (each, a “Purchaser’s Welfare Plan”) applicable to such Transferred Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to the Transferred Employee under the terms of the corresponding Seller’s Welfare Plan in which the Transferred Employee was participating immediately prior to Closing, and (B) in those

Covered Territories in which health benefits are subject to co-payments or deductibles, give credit under the Purchaser’s Welfare Plan applicable to each Transferred Employee and his or her eligible dependents for all eligible expenses incurred under the corresponding Seller’s Welfare Plan prior to the Closing Date in the year that the Closing occurs for purposes of satisfying applicable co-payments and deductibles.
(ii)The Covered Employees shall be covered under the Seller Benefit Plans that are “employee welfare benefit plans” within the meaning of Section 3(1) of ERISA (each, a “Seller’s Welfare Plan”) in effect prior to the Closing Date for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, under such plans prior to 12:01 a.m. Eastern Time on the Closing Date by Transferred Employees and their eligible dependents to the extent provided in the applicable Seller’s Welfare Plan, and Seller shall be solely responsible for all liabilities and obligations relating to such claims.  Seller shall, or shall cause one of its Subsidiaries to, terminate coverage of Transferred Employees and their eligible dependents under Seller’s Welfare Plans (other than a Transferred Benefit Plan or Replacement Plan) effective for reimbursement claims for expenses incurred, and for non-reimbursement claims incurred, from and after 12:01 a.m. Eastern Time on the Closing Date (or such later date specified in a Seller Benefit Plan).  The Transferred Employees shall be covered under Purchaser’s Welfare Plans (including, following the Closing, the Transferred Benefit Plans and Replacement Plans) in effect on or following 12:01 a.m. Eastern Time on the Closing Date for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, under such plans on and after 12:01 a.m. Eastern Time on the Closing Date by Transferred Employees and their eligible dependents, and Purchaser shall be solely responsible for all liabilities and obligations relating to such claims.
(iii)Except in the event of any claim for workers’ compensation benefits, for purposes of this Agreement, a claim shall be deemed to be incurred as follows:  (A) life, accidental death and dismemberment, business travel accident and disability insurance benefits, upon the death, cessation of employment or other event giving rise to such benefits, and (B) health, dental or prescription drug benefits (including in respect of any hospital confinement), upon provision of such services, materials or supplies.  Workers’ compensation claims of any Transferred Employee shall be covered under the workers’ compensation plans of Seller or its Subsidiaries (each, a “Seller’s Workers’ Compensation Plan”) if the Workers’ Compensation Event occurred prior to 12:01 a.m. Eastern Time on the Closing Date, and shall be covered under the workers compensation plans of Purchaser or one of its Subsidiaries (each, a “Purchaser’s Workers’ Compensation Plan”) if the Workers’ Compensation Event occurs at or after 12:01 a.m. Eastern Time on the Closing Date.  If the Workers’ Compensation Event occurs over a period both preceding and following 12:01 a.m. Eastern Time on the Closing Date (e.g., a repetitive stress injury or a condition that otherwise develops over a period of time), the claim shall be covered under Seller’s Workers’ Compensation Plan and Purchaser’s Workers’ Compensation Plan, and shall be equitably apportioned among them based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following 12.01 a.m. Eastern Time on the Closing Date.

(f)Visas and Work Permits.  If any Transferred Employee requires a visa, work permit, employment pass or other approval for his or her employment with Purchaser or its Subsidiaries, Seller and Purchaser shall use their commercially reasonable efforts to see that a filing or approval for any necessary visa, permit, or pass has been accomplished on or prior to the Closing Date as required by applicable law.  Purchaser shall assume sponsorship of, and responsibility for payment of, the applicable visa or work permit fees consistent with Governmental Rules.  To the extent Governmental Rules require any such employee to obtain such visa or work permit prior to employment with Purchaser, Seller shall continue to employ such employee until the necessary approval has been obtained and make the services of such employee available to Purchaser and its Subsidiaries at Purchaser’s cost and expense.
(g)Retention Bonus Plan. Seller or one or more of its Affiliates may adopt a Retention Bonus Plan, and Purchaser shall, or shall cause its Affiliate to, cooperate in good faith with Seller or its Affiliate, as applicable, to notify Seller or its Affiliate, as applicable, of any termination of employment or service of any Transferred Employee after the Closing Date that participates in such Retention Bonus Plan. For the avoidance of doubt, the Retention Bonus Plan shall be a Seller Benefit Plan and shall not be a Transferred Benefit Plan, and as such, the Retention Bonus Plan and any amounts payable thereunder shall be Excluded Liabilities and otherwise the sole obligation of Seller.
(h)Deferred Compensation Plan.  As of the Closing, Seller shall transfer to OpCo and OpCo will adopt, sponsor and maintain the Deferred Compensation Plan solely with respect to and for the benefit of the Transferred Employees who participated in the Deferred Compensation Plan as of immediately prior to the Closing Date and as listed on Schedule 7.1(h) (the “Plan Participants”) and with terms (i) no more favorable to any Plan Participant and (ii) no more detrimental to the plan sponsor than, in each case, as applicable as of the date hereof.  Seller and Purchaser agree that the Plan Participants shall not be treated as experiencing a “separation from service” (within the meaning of Section 409A of the Code) solely by virtue of the completion of the transactions contemplated by this Agreement for purposes of applying the provisions of the Deferred Compensation Plan.  No additional participants shall be admitted to the Deferred Compensation Plan on or following the Closing Date and Purchaser may prohibit Transferred Employees from deferring any additional amounts under the Deferred Compensation Plan commencing with the 2023 plan year.  Seller shall transfer to OpCo all of the accounts in effect for the Plan Participants under the Deferred Compensation Plan as of the Closing Date and to the extent permitted by Governmental Rule and the Deferred Compensation Plan, will transfer plan assets equal to the aggregate benefit and liabilities payable under all such accounts as of the Closing Date (including with respect to any amounts elected to be deferred by the Plan Participants but not yet credited to their accounts for the remainder of the 2021 and 2022 plan years, as applicable). Notwithstanding the foregoing, if Seller is unable to transfer plan assets equal to the aggregate benefit and liabilities payable under all such accounts as of the Closing Date in accordance with the foregoing sentence, then an amount equal to the aggregate benefits and liabilities payable under all such accounts as of the Closing Date (including with respect to any amounts elected to be deferred by the Plan Participants but not yet credited to their accounts for the remainder of the 2021 and 2022 plan years), less the value of any plan assets that Seller is able to transfer to OpCo on the Closing Date, shall be included in the calculation of Indebtedness. Thereafter, Purchaser or its Affiliate, as applicable, shall assume all liabilities under the Deferred Compensation Plan with respect to the Plan Participants.

(i)Treatment of Seller Equity Awards.  Following the Closing Date, the Seller Equity Awards held by the Transferred Employees will be treated as set forth below in this Section 7.1(i), and Seller agrees to take all actions necessary to effectuate the following treatment of such Seller Equity Awards. For the avoidance of doubt, any payments or benefits made or provided to any Transferred Employees in respect of any Seller Equity Awards shall be obligations retained by Seller and shall be Excluded Liabilities.
(i)FY’19-FY’21 Performance Stock Units and Restricted Stock Units.  Any Performance Stock Units and Restricted Stock Units granted in fiscal year 2018 to Transferred Employees who are members of the Safari Business’ senior management team (the “Transferred Management Employees”) and that are unvested as of the Closing Date will remain outstanding and eligible to vest and be settled in accordance with their terms; provided, however, that if the Closing Date occurs prior to November 15, 2021, such Performance Stock Units and Restricted Stock Units shall accelerate and vest as of the Closing Date.
(ii)FY’20-FY’22 Performance Stock Units.  With respect to any Performance Stock Units granted in fiscal year 2019 to Transferred Management Employees and that are unvested as of the Closing Date, two-thirds (2/3) of such Performance Stock Units, plus an additional number of Performance Stock Units equal to one twelfth (1/12) of the unvested Performance Stock Units for each additional completed fiscal quarter that ends after November 15, 2021 and prior to the Closing Date, shall be deemed vested and earned as of the Closing Date, with the actual amount of such vested and earned Performance Stock Units calculated based upon Seller’s reasonable, good faith forecasting of achievement of the applicable performance metrics through the end of the performance period based on performance achieved for any previously completed fiscal years in the performance period and anticipated achievement for the remainder of the performance period (the “Vested 2019 PSUs”). Any Vested 2019 PSUs shall be settled by Seller in cash on November 15, 2022 in an amount equal to (x) the number of Vested 2019 PSUs, multiplied by (y) the closing trading price per share of Seller’s common stock on the Closing Date (or if the Closing Date is not a Business Day, the Business Day immediately preceding the Closing Date) (such price, the “Closing Share Price”), if the Transferred Management Employee has remained in continuous employment with Purchaser or any of its Subsidiaries, as applicable, from the Closing Date through such settlement date.
(iii)FY’21-FY’23 Performance Stock Units.  With respect to any Performance Stock Units granted in fiscal years 2020 or 2021 to Transferred Management Employees that are scheduled to vest in November of each fiscal year 2021 through 2023 and that are unvested as of the Closing Date, one-third (1/3) of such Performance Stock Units, plus an additional number of Performance Stock Units equal to one twelfth (1/12) of the unvested Performance Stock Units for each additional completed fiscal quarter that ends after November 15, 2021 and prior to the Closing Date, shall be deemed vested and earned as of the Closing Date, with the actual amount of such vested and earned Performance Stock Units calculated based upon Seller’s reasonable, good faith forecasting of achievement of the applicable performance metrics through the end of the performance period based on performance achieved for any previously completed fiscal years in the performance period and anticipated achievement for the remainder of the performance period, but in no event will the achievement of such performance metrics be deemed achieved at greater than 150% of the target level of achievement (the “Vested 2020 PSUs”). Any Vested 2020 PSUs shall be settled by Seller in cash on November 15, 2022 in an amount equal to (x) the number of Vested 2020 PSUs, multiplied by (y) the Closing Share Price, if the Transferred Management Employee has remained in continuous employment with Purchaser or any of its Subsidiaries, as applicable, from the Closing Date through such settlement date.
(iv)FY’20-FY’22 and FY’21-FY’23 Restricted Stock Units.  With respect to any Restricted Stock Units granted in fiscal years 2019 and 2020 to Transferred Management Employees who also received a simultaneous grant of Performance Stock Units, such Restricted Stock Units that have not vested as of the Closing Date shall be automatically forfeited as of the Closing Date by such Transferred Management Employees for no consideration.
(v)November Vesting Restricted Stock Units. With respect to any Restricted Stock Units (A) granted to Transferred Employees who are not Transferred Management Employees and who did not receive a simultaneous grant of Performance Stock Units and (B) that are scheduled to vest annually in November following the grant date (the “November RSUs”), any such November RSUs that are scheduled to vest on November 15, 2021 will remain outstanding and eligible to vest and be settled in accordance with their terms; provided, however, that if the Closing Date occurs prior to November 15, 2021, such November RSUs shall accelerate and vest as of the Closing Date. With respect to any November RSUs that are scheduled to vest on November 15, 2022 and that have not vested as of the Closing Date, such November RSUs shall be deemed vested as of the Closing Date (the “November 2022 RSUs”) and shall be settled by Seller in cash on November 15, 2022 in an amount equal to (x) the number of such November 2022 RSUs, multiplied by (y) the Closing Share Price, if the Transferred Employee has remained in continuous employment with Purchaser or any of its Subsidiaries, as applicable, from the Closing Date through such settlement date. Any November RSUs that are scheduled to vest after November 15, 2022 and that have not vested as of the Closing Date shall be automatically forfeited as of the Closing Date by the Transferred Employee for no consideration.
(vi)Other Restricted Stock Units.  With respect to any Restricted Stock Units (A) granted to Transferred Employees who are not Transferred Management Employees and who did not receive a simultaneous grant of Performance Stock Units and (B) that are not November RSUs (the “Other RSUs”), any such Other RSUs that are scheduled to vest on the first regularly scheduled vesting date for such Other RSUs and that have not vested as of the Closing Date shall be deemed vested as of the Closing Date and shall be settled by Seller in cash on such first regularly scheduled vesting date in an amount equal to (x) the number of such Other RSUs scheduled to vest on the first regularly scheduled vesting date, multiplied by (y) the Closing Share Price, if the Transferred Employee has remained in continuous employment with Purchaser or any of its Subsidiaries, as applicable, from the Closing Date through such settlement date. Any Other RSUs that are scheduled to vest on the second regularly scheduled vesting date for such

Other RSUs and that have not vested as of the Closing Date shall be deemed vested as of the Closing Date and shall be settled by Seller in cash on November 15, 2022 in an amount equal to (x) the number of such Other RSUs scheduled to vest on the second regularly scheduled vesting date, multiplied by (y) the Closing Share Price, if the Transferred Employee has remained in continuous employment with Purchaser or any of its Subsidiaries, as applicable, from the Closing Date through such settlement date. Any Other RSUs that are scheduled to vest after the second regularly scheduled vesting date for such Other RSUs and that have not vested as of the Closing Date shall be automatically forfeited as of the Closing Date by the Transferred Employee for no consideration.
7.2Employees.
(a)Disability.  Purchaser and its Subsidiaries shall be responsible for all short-term and long-term disability income benefits payable to Transferred Employees after the Closing Date for such short- or long-term disabilities that are incurred after the Closing Date (or such later date specified in the Transition Services Agreement).
(b)WARN Act.  Provided that Schedule 4.11(e) is accurate in all material respects, Purchaser agrees to provide, or cause its Subsidiaries to provide, any required notice under the WARN Act or any other similar Governmental Rule, and to otherwise comply with the WARN Act and any other similar Governmental Rule, in each case, with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event and occurring after 11:59 p.m. Eastern Time on the Closing Date. On the Closing Date, Seller shall notify Purchaser of any employment losses in the 90-day period prior to the Closing Date.  Seller agrees to provide, or cause its Subsidiaries to provide, any required notice under the WARN Act, and to otherwise comply with the WARN Act and any other similar Governmental Rule, in each case, with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event occurring on or prior to 11:59 p.m. Eastern Time on the Closing Date.
7.3Miscellaneous.
(a)Confidentiality.  The Parties hereto incorporate by reference the Confidentiality Agreement and agree that such agreement, and any Data Privacy Obligations, shall govern the disclosure of employee information between the Parties under this Agreement.  In addition, in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, Purchaser and its Subsidiaries and Affiliates have received confidential information about Seller’s employee benefits and compensation information and other information that relates to Seller’s employees, which information shall also be considered confidential information, subject to the terms of the Confidentiality Agreement.
(b)No Third-Party Beneficiaries.  No provision of this Agreement is intended to confer upon any Person (including any Covered Employee) other than the Parties hereto and their permitted assigns any rights or remedies hereunder.  Without limiting the foregoing, no provision of this Agreement shall create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof or other Person representing the rights or interests of any such Persons) of Seller or any of its Affiliates in respect of continued employment (or resumed employment) with either Purchaser or any of its Affiliates or with respect to the compensation, benefits or other terms and conditions of employment with Purchaser or Seller or any of their Affiliates.  This Agreement is not intended to and shall not be construed to establish, amend, modify or terminate, or otherwise limit the right of Purchaser or any of its Affiliates to amend, modify or terminate, any employee benefit plan (including as such term is defined under Section 3(3) of ERISA), program or arrangement. Nothing in this Agreement shall be deemed to limit the right of Purchaser or any of its Affiliates to terminate the employment or service of any Person (including any Transferred Employee) at any time and for any or no reason.
Article VIII
Tax Matters
8.1Allocation of Purchase Price. The Purchase Price and any amounts treated as consideration for U.S. federal (and applicable state, local and non-U.S.) Tax purposes, including any applicable Assumed Liabilities, shall be allocated among the Contributed Assets and the Transferred Subsidiaries in accordance with Schedule 8.1 (the “Allocation Schedule”).  Seller shall, within sixty (60) days following the adjustment to the Initial Purchase Price pursuant to Article II, deliver to Purchaser a draft allocation allocating the amount described in the preceding sentence among the Contributed Assets, the Transferred Subsidiaries, and their assets in accordance with the Allocation Schedule and otherwise in a manner consistent with Sections 1060 and 338 of the Code.  The Parties shall within thirty (30) days thereafter negotiate in good faith to reach an agreement with respect to such allocation, in which case such allocation, as mutually agreed to by Parties, shall be final, conclusive and binding on the Parties, and none of the Parties shall take any position in any Tax Return or Tax Proceeding that is inconsistent therewith (except as required by applicable Governmental Rule or as otherwise mutually agreed to in writing by the Parties).  In the event of any unresolved item or dispute with respect to matters addressed by this Section 8.1 after such time frame, such dispute shall be referred to a nationally recognized independent accounting or valuation firm that is mutually acceptable to Seller and Purchaser (the “Independent Firm”), acting as expert and not as arbitrator, which will promptly review and resolve those items and amounts specifically set forth and objected to in the notice of dispute presented to it; provided, that (i) the Independent Firm shall not assign a value to any item greater than the greatest value for such item, or lower than the lowest value of such item, claimed in any notice of dispute presented to the Independent Firm, (ii) the fees and expenses of the Independent Firm shall be borne equally by Purchaser and Seller, (iii) the decision of the Independent Firm shall be consistent with this Agreement and the Allocation Schedule and shall be final, conclusive and binding on the Parties, and none of the Parties shall take any position in any Tax Return or Tax Proceeding that is inconsistent therewith (except as required by applicable Governmental Rule or as otherwise mutually agreed to in writing by the Parties).  The Parties agree to cooperate in good faith with each other and the Independent Firm in promptly resolving any such matter (including by promptly delivering any reasonably requested schedules, calculations or other supporting information).
8.2Filing of Returns; Payment of Taxes; Tax Contests.
(a)Seller shall, at Seller’s cost and expense, timely prepare and file, or cause to be timely prepared and filed, (i) all Tax Returns for all Pre-Closing Tax Periods required to be filed by or with respect to each Company Group Entity on an affiliated, consolidated, combined or unitary basis with Seller (or, in the case of Germany Holdings, German Seller) and (ii) all other

Tax Returns required to be filed on or before the Closing Date by or with respect to any Company Group Entity, and in the case of each of clauses (i) and (ii), shall pay, or cause to be paid, when due all Taxes with respect to such Tax Returns.  All such Tax Returns shall be prepared in accordance with the past practices of the Company Group Entity and the Safari Business, unless otherwise required by applicable Governmental Rules.
(b)Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns other than those addressed in Section 8.2(a) and Section 8.3.
(c)If, in order to properly prepare its Tax Returns or in the course of any Tax Proceeding, it is necessary that a Party be furnished with additional information, documents or records, Seller and Purchaser agree to (and agree to cause their Affiliates to) cooperate in good faith and use commercially reasonable efforts to furnish or make available, upon the other Party’s reasonable request, such non-privileged information at the recipient’s cost and expense.  Such good faith cooperation shall include timely providing the information necessary for the Parties to determine: (i) the amount of earnings and profits for each of the Company Group Entities through the Closing Date (as determined for U.S. federal income tax purposes), including access to the books and records of each of the Company Group Entities as reasonably necessary to comply with U.S. Treasury Regulation Section 1.1248-7, (ii) the amount of any “Subpart F income” within the meaning of Section 952 of the Code that would be allocated to Seller or any of its Affiliates, and (iii) the amount of any income that would be allocated to Seller or any of its Affiliates pursuant to Section 951A of the Code.  Notwithstanding anything in this Agreement to the contrary, a Party shall be required to furnish or make available only such documents or records, including the preparation of financial statements or other financial data, that are maintained in the ordinary course of that Party’s business and exist at the time of the request.
(d)For purposes of this Agreement, in the case of any Straddle Period, the portion of Taxes (or any Tax refund or amount credited against any Tax) that is allocable to the portion of the Straddle Period ending at the end of the Closing Date will be: (i) in the case of real property, personal property, intangible property and similar ad valorem Taxes (“Property Taxes”), the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) in the case of all other Taxes (including Taxes attributable to the ownership of any Company Group Entity treated for U.S. federal income tax purposes as a “pass-through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code)) computed as if the taxable year terminated at the end of the Closing Date.  To the extent possible under applicable Governmental Rules, the Parties shall take such actions as shall be necessary or appropriate to cause the taxable year of each Company Group Entity to end on the Closing Date.
(e)With respect to the preparation of Tax Returns, Purchaser and Seller agree that all Transaction Tax Deductions with respect to the Company Group Entities will be allocated to the Pre-Closing Tax Period to the extent that there is at least a “more likely than not” basis for doing so under applicable Governmental Rules (with any dispute to be resolved by the Independent Firm in accordance with the applicable principles and procedures of Section 8.1).

(f)Purchaser and Seller acknowledge and agree that the purchase and sale of the Company pursuant hereto shall be treated, for U.S. federal (and applicable state and local) income Tax purposes, as a taxable sale by Seller of all of the Company’s (and OpCo’s) assets to Purchaser in exchange for the amount treated as consideration therefor for U.S. federal (and applicable U.S. state and local) income Tax purposes.  The Parties acknowledge and agree that Purchaser (and its Affiliates) will not report any recognition of income attributable to prepaid income or deferred revenue, and Seller (and its Affiliates) shall not report any payment or deemed payment to Purchaser (or its Affiliates) in exchange for the assumption of any liabilities hereunder, under the principles of James M. Pierce Corp. v. Comm’r, 326 F.2d 67 (8th Cir. 1964), Revenue Ruling 68-112, 1968-1 C.B. 62 or Revenue Ruling 71-450, 1971-2 CB 78.
8.3Transfer Taxes.  All Transfer Taxes shall be borne 50% by Purchaser and 50% by Seller.  The Party responsible for filing any Tax Return relating to such Transfer Taxes shall do so, and the other Parties shall promptly provide such Party with any reasonably requested information.  The Parties shall in good faith cooperate with each other to obtain exemptions from any Transfer Taxes.  Seller shall pay, reimburse and hold Purchaser and its Affiliates harmless from and against any Non-Resident Capital Gain Tax and fifty percent (50%) of any Transfer Taxes.
8.4Seller Consent.  Except as required by applicable Governmental Rules or as would not reasonably be expected to result in Taxes for which Seller is responsible pursuant hereto, without the written consent of Seller (such written consent not to be unreasonably withheld, conditioned or delayed) Purchaser shall not, and Purchaser shall cause each of its Affiliates (including the Company Group Entities) not to, (i) extend or waive, or cause to be extended or waived, or permit any of the Company Group Entities to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to an Tax period ending on or prior to the Closing Date, except in accordance with the past practice of the Company Group Entity, (ii) make or change any Tax election (including an election pursuant to Treasury Regulation Section 301.7701-3) or accounting method or practice with respect to any of the Company Group Entities that has retroactive effect to any Tax period ending on or prior to the Closing Date, (iii) initiate any voluntary disclosure or other communication with any Governmental Authority relating to any Tax payment or Tax Return of any of the Company Group Entities for any Tax period ending on or prior to the Closing Date, (iv) file any amended Tax Return with respect to Tax Returns of the Company Group Entities for any Tax period ending on or prior to the Closing Date, or (v) in the case of any Company Group Entity, engage in any transaction Outside the Ordinary Course of Business after the Closing on the Closing Date; provided, that notwithstanding anything herein to the contrary, Purchaser (or its Affiliates) may make an election under Section 338(g) of the Code with respect to the direct or indirect purchase of any Company Group Entity pursuant hereto that is a foreign corporation for U.S. federal income Tax purposes.  Notwithstanding anything herein to the contrary, Seller shall not, and shall not permit any of its Affiliates to, (a) take or permit any action that causes the Company or OpCo to be classified as other than an entity disregarded as separate from its owner for U.S. federal (and applicable state and local) income Tax purposes, or (b) amend any Tax Return to the extent that such amendment could adversely affect the Tax liability of Purchaser or its Affiliates (with respect to the Safari Business or Contributed Assets) or any Company Group Entity in a taxable period (or portion thereof) beginning after the Closing Date, in each case without the prior written consent of Purchaser (such written consent will not be unreasonably withheld, conditioned or delayed).

8.5Tax Sharing Agreement.  All tax sharing agreements or similar agreements with respect to or involving the Contributed Assets or entered into by any Company Group Entity (in each case, other than customary provisions in commercial agreements (such as leases or credit agreements) entered into in the Ordinary Course of Business the primary purpose of which is unrelated to Taxes) shall be terminated as of the Closing Date and, after the Closing Date, Purchaser and the Company Group Entities shall not be bound thereby or have any liability thereunder.
8.6Indemnity for German and Swiss Tax Issues.  Seller shall pay and discharge, and shall reimburse, indemnify and hold Purchaser and its Affiliates (including the Company Group Entities) harmless from and against, any Taxes and associated fees, costs and expenses resulting from or in connection with the German Tax Issue and the Swiss Tax Issue.
Article IX
Conditions to Purchaser’s Obligations for the Closing

The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or, if legally permissible, written waiver by Purchaser) of the conditions set forth below in this Article IX.

9.1Representations and Warranties; Covenants and Agreements.
(a)(i) The representations and warranties of Seller made in Article IV of this Agreement (other than the Seller Fundamental Representations and the representations and warranties of Seller made in Section 4.15(i)) shall be true and correct (without regard to any qualifications therein as to materiality or Seller Material Adverse Effect and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct as of such earlier time, except for any failure of any such representations and warranties to be true and correct on any such date that, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect; (ii) the Seller Fundamental Representations shall be true and correct in all material respects (without regard to any qualifications therein as to materiality or Seller Material Adverse Effect and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct in all material respects as of such earlier time and (iii) the representations and warranties of Seller made in Section 4.15(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date.
(b)Seller shall have performed, and shall have caused its Subsidiaries (including the Company Group Entities) to have performed, in all material respects all covenants and agreements contained in this Agreement and any other Transaction Agreement required to be performed by Seller or its Subsidiaries (including the Company Group Entities), as the case may be, at or prior to the Closing.

(c)Since the date of this Agreement, no Seller Material Adverse Effect shall have occurred or is reasonably be expected to occur.
(d)Seller shall have delivered to Purchaser a certificate of an authorized officer of Seller, dated as of the Closing Date, to the effect that the conditions set forth in this Section 9.1 have been satisfied.
(e)The Pre-Closing Restructuring shall have been completed.
9.2Consents, Approvals, and Injunctions.
(a)The waiting period under the HSR Act shall have expired or been terminated.
(b)All other consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority legally required for the consummation of the Pre-Closing Restructuring and Closing shall have been obtained or made, and any agreement with the Federal Trade Commission or Antitrust Division of the Department of Justice or any other Governmental Authority not to consummate the transactions contemplated hereby under any antitrust Governmental Rules shall have been expired or terminated.
(c)No Legal Restraint or Governmental Rule that has the effect of preventing the consummation of the transactions contemplated by this Agreement shall be in effect.
Article X
Conditions to Seller’s Obligations for the Closing

The obligation of Seller to consummate, or to cause German Seller to consummate, the Closing is subject to the satisfaction (or, if legally permissible, written waiver by Seller) of the conditions set forth below in this Article X.

10.1Representations and Warranties; Covenants and Agreements.
(a)The representations and warranties of Purchaser made in Article V of this Agreement (without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect and words of similar import set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier time in which case such representations and warranties shall be true and correct as of such earlier time, except for any failure of any such representations and warranties to be true and correct on any such date that, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.
(b)Purchaser shall have performed in all material respects all covenants and agreements contained in this Agreement and any other Transaction Agreement required to be performed by Purchaser by the time of the Closing.

(c)Purchaser shall have delivered to Seller a certificate of an authorized officer of Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in this Section 10.1 have been satisfied.
10.2Consents, Approvals and Injunctions.
(a)The waiting period under the HSR Act shall have expired or been terminated.
(b)All other consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority legally required for the consummation of the Pre-Closing Restructuring and the Closing shall have been obtained or made, and any agreement with the Federal Trade Commission or Antitrust Division of the Department of Justice or any other Governmental Authority not to consummate the transactions contemplated hereby under any antitrust Governmental Rules shall have been expired or terminated.
(c)No Legal Restraint or Governmental Rule that has the effect of preventing the consummation of the transactions contemplated by this Agreement shall be in effect.
Article XI
No Survival of Representations and Warranties; Indemnification

None of the representations and warranties set forth in this Agreement or in any certificates delivered under Section 9.1(d) or Section 10.1(c) or any covenants contemplated by this Agreement to be performed prior to the Closing shall survive the Closing and the consummation of the transactions contemplated hereby.  This provision shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing, which such covenants will survive in accordance with their terms.  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit any remedies or obligations in respect of Fraud.  The Parties acknowledge that Purchaser may obtain the R&W Insurance Policy in respect of any inaccuracy or breach of the representations and warranties of Seller contained herein, subject to the terms of the R&W Insurance Policy. Purchaser acknowledges and agrees that, except in the case of Fraud, Purchaser’s sole recourse in the event of any such inaccuracy or breach shall be making claims under the R&W Insurance Policy, if any.

Article XII
General Matters
12.1[Reserved].
12.2Termination.
(a)Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:
(i)by the mutual written consent of Purchaser and Seller;

(ii)by either Purchaser or Seller, if the Closing has not taken place on or before June 30, 2022 (the “End Date”); provided, however, that neither Purchaser nor Seller shall be permitted to terminate this Agreement pursuant to this Section 12.2(a)(ii) if the failure to consummate the Closing by the End Date results from, or is caused by, a material breach by such Party of any of its representations, warranties, covenants or agreements contained herein;
(iii)by Purchaser or Seller if: (i) a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or (ii) there shall be any applicable Governmental Rule enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Authority that would make consummation of such transactions illegal;
(iv)by Purchaser if: (A) Purchaser is not then in material breach or violation of any provision of this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of Seller set forth in Section 10.1(a) or Section 10.1(b) and (B)(I) there is or has been a breach or inaccuracy of any of the representations and warranties and/or a breach of any covenant or agreement on the part of Seller contained in this Agreement that, individually or in the aggregate, would prevent the satisfaction of the conditions set forth in Section 9.1(a) or Section 9.1(b) (a “Terminating Seller Breach”) and (II) such Terminating Seller Breach is incapable of being cured, or if such Terminating Seller Breach is curable by Seller, such Terminating Seller Breach has not been waived by Purchaser or cured by Seller prior to the earlier to occur of (x) the End Date and (y) twenty (20) days after receipt by Seller of written notice from Purchaser of such Terminating Seller Breach;
(v)by Seller if: (A) Seller is not then in material breach or violation of any provision of this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of Purchaser set forth in Section 9.1(a) or Section 9.1(b) and (B)(I) there is or has been a breach or inaccuracy of any of the representations and warranties and/or a breach of any covenant or agreement on the part of Purchaser contained in this Agreement that, individually or in the aggregate, would prevent the satisfaction of the conditions set forth in Section 10.1(a) or Section 10.1(b) (a “Terminating Purchaser Breach”) and (II) such Terminating Purchaser Breach is incapable of being cured, or if such Terminating Purchaser Breach is curable by Purchaser, such Terminating Purchaser Breach has not been waived by Seller or cured by Purchaser prior to the earlier to occur of (x) the End Date and (y) twenty (20) days after receipt by Purchaser of written notice from Seller of such Terminating Purchaser Breach;
(vi)by Seller, if (A) Purchaser is not entitled to terminate this Agreement pursuant to this Section 12.2, (B) all of the conditions in Article IX are satisfied or waived at the time of such termination as if the Closing were held at the time of such termination (other than those conditions that by their nature only can be satisfied at the Closing, provided that each such condition is then capable of and would be satisfied assuming a Closing would occur at such time), (C) Purchaser has failed to consummate the Closing within two (2) Business Days after the date by which the Closing is supposed to have occurred pursuant to Section 3.1 and (D) Seller has delivered to Purchaser a certificate in writing at least two (2) Business Days prior to such termination irrevocably certifying that (x) as of the date the Closing was required to occur pursuant to Section 3.1, all conditions set forth in Article X were satisfied, and all such conditions remain satisfied as of the date of the certification, or it is irrevocably waiving any unsatisfied conditions in Article X and (y) as of the date Closing was required to occur pursuant to Section 3.1, Seller stood ready, willing and able, and Seller stands so ready, willing and able, to consummate the Closing prior to such termination.
(b)Except as otherwise set forth in this Section 12.2, in the event that this Agreement is terminated pursuant to Section 12.2(a), the transactions contemplated by this Agreement shall be terminated, without further action by any Party and this Agreement shall become void and of no further force and effect, except for the provisions of this Article XII (other than Section 12.5, which shall terminate in respect of any right to cause the Closing to occur in connection with the termination of this Agreement). Subject to the limitations set forth in Section 12.2(c), nothing in this Section 12.2 shall be deemed to release any Party from any liability for any Fraud or willful and material breach of this Agreement or to release any Party from its obligations under the Confidentiality Agreement.
(c)In the event that this Agreement is validly terminated by Seller pursuant to Section 12.2(a)(v) (but, in respect of a qualifying breach of Section 6.6 (Financing) by Purchaser, not before the Target Closing Date) or Section 12.2(a)(vi), then Purchaser shall pay or cause to be paid to Seller an aggregate termination fee of $150,000,000 (the “Reverse Termination Fee”) within five (5) Business Days of the date of such termination by wire transfer of immediately available funds to an account designated by Seller. Notwithstanding anything to the contrary in this Agreement, in the event that this Agreement is so terminated by Seller pursuant to Section 12.2(a)(v) (but, in respect of a qualifying breach of Section 6.6 (Financing) by Purchaser, not before the Target Closing Date) or Section 12.2(a)(vi) and the Reverse Termination Fee is payable pursuant to this Section 12.2(c), (x) Seller’s receipt of the Reverse Termination Fee and the other amounts contemplated by this Section 12.2(c) shall constitute liquidated damages and the sole and exclusive remedy of Seller, its Subsidiaries and their respective Affiliates and any of their respective current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, representatives, successors or assignees (collectively, the “Releasing Parties”) against Purchaser, the Equity Investors, the Debt Financing Sources, any of their respective Affiliates or any of their respective current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, representatives, successors or assignees (collectively, the “Released Parties”) for any and all liabilities, damages, costs, obligations or expenses suffered or incurred by any Releasing Party based upon, resulting from, arising out of or in connection with the termination of this Agreement or any Transaction Agreement, the failure to consummate the transactions contemplated hereby or thereby or any breach of any representation, warranty, covenant or agreement in this Agreement or any other Transaction Agreements or any circumstances giving rise to such breach or termination; (y) the Releasing Parties shall not be entitled to commence or pursue any action, suit or proceeding against the Released Parties arising out of or in connection with this Agreement, any other Transaction Agreements, any agreements, instruments, certificates and documents contemplated hereby or thereby or executed in connection herewith or therewith, or the transactions contemplated hereby or thereby (including the failure to consummate the transactions contemplated hereby or thereby), other than litigation against Purchaser under this Agreement or the Equity Investors under the Limited Guaranty to enforce the payment of the Reverse Termination Fee and the other amounts contemplated by this Section 12.2(c) pursuant to this Agreement or the Limited Guaranty, respectively; and (z) none of the Released Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Agreements, any agreements, instruments, and documents contemplated hereby or thereby or executed in connection herewith or therewith or the transactions contemplated hereby or thereby (including the failure to consummate the transactions contemplated hereby or thereby), other than Parties’ obligations under the Confidentiality Agreement and the liability of Purchaser under this Agreement and, without duplication, the Equity Investors under the Limited Guaranty to pay the Reverse Termination Fee and the other amounts contemplated by this Section 12.2(c) pursuant to this Agreement and the Limited Guaranty, respectively.  Without limiting the foregoing, (i) the maximum aggregate liability of the Released Parties for damages in connection with this Agreement and any other Transaction Agreements (including the Financing) shall be limited to the sum of the amount of the Reverse Termination Fee, plus any Collection Costs, plus any Financing Cooperation Costs, plus any Accrued Interest (collectively, the “Purchaser Liability Limitation”), and no Releasing Party shall seek or obtain, nor shall it permit any of its Affiliates or representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any recovery or award or any damages of any kind (including damages for the loss of the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or any consequential, special, expectancy, indirect or punitive damages), in the aggregate, in excess of the Purchaser Liability Limitation against the Released Parties, collectively, and (ii) if Seller receives any payments from Purchaser or any of its Affiliates in respect of a breach of this Agreement and, thereafter, Seller is entitled to receive the Reverse Termination Fee pursuant to this Section 12.2(c), the amount of such Reverse Termination Fee shall be reduced by the aggregate amount of such payments made by Purchaser or any of its Affiliates in respect of such breaches prior to paying the Reverse Termination Fee. The Parties hereto acknowledge and agree that the Reverse Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which the Reverse Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating the Transaction Agreements and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by the Transaction Agreements, which amount would otherwise be uncertain and incapable of accurate determination.  For purposes of this Section 12.2(c), (A) “Collection Costs” means the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Seller in connection with any suit, action or proceeding that results in a judgment against Purchaser for the valid payment of the Reverse Termination Fee pursuant to this Agreement; provided, that in no event shall the Collection Costs exceed an aggregate amount equal to $2,000,000, and (B) “Financing Cooperation Costs” means any amounts for which Purchaser is required to indemnify or reimburse the Selling Companies or any of their respective Representatives pursuant to Section 6.10(d); provided, that in no event shall the Financing Cooperation Costs exceed an aggregate amount equal to $1,000,000.  For the avoidance of doubt, (i) while Seller may pursue both a grant of specific performance of the type contemplated by Section 12.5(b) and the payment of the Reverse Termination Fee pursuant to Section 12.2(c), Seller shall not be entitled to both specific performance to cause the Closing to occur pursuant to

Section 12.5 and the payment of the Reverse Termination Fee; (ii) notwithstanding anything in this Agreement to the contrary, Purchaser may elect to consummate the Closing within four (4) Business Days after receipt of written notice of termination in lieu of paying the Reverse Termination Fee; and (iii) in no event shall Purchaser or the Equity Investors be obligated to pay the Reverse Termination Fee on more than one occasion.  If Purchaser fails to promptly pay any amounts validly due to Seller pursuant to this Section 12.2(c), Purchaser will pay to Seller, from the date such payment was required to be paid until the date of actual payment, interest at the Interest Rate on such amounts (“Accrued Interest”); provided, that in no event shall the Accrued Interest exceed an aggregate amount equal to $15,000,000.
(d)Furthermore, in the event that this Agreement is terminated pursuant to Section 12.2(a):
(i)Purchaser shall return to Seller, or, at Purchaser’s election, certify in writing the destruction of, all documents and other material received from Seller or its Subsidiaries or any of their Representatives relating to the Contributed Assets (or other assets of the Company Group Entities), Licensed IP or Assumed Liabilities or the transactions contemplated by the Transaction Agreements, and all copies of such documents and other material, whether obtained before or after the execution of this Agreement; and
(ii)Purchaser agrees that all information received by Purchaser or its Affiliates or their Representatives with respect to the Contributed Assets (or other assets of the Company Group Entities), Licensed IP or Assumed Liabilities or the transactions contemplated by the Transaction Agreements shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement.
12.3Bulk Sales.  Purchaser hereby waives compliance by Seller and its Subsidiaries with the provisions of any applicable bulk sales or similar laws of any jurisdiction in connection with the transactions contemplated by the Transaction Agreements.
12.4Notices.  All notices and other communications required or permitted to be given under any Transaction Agreement shall be in writing and shall be deemed to have been duly given and shall be effective (a) when delivered in person, by messenger or courier, (b) five days after deposit for mailing by registered or certified mail, postage prepaid, return receipt requested, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when transmitted by email so long as no failure message is generated (in the case of this clause (d), if transmitted prior to 6 p.m. (Eastern Time), otherwise the next Business Day after such transmission), addressed as follows:
(a)if to Seller, to:

Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, MA 01824

Attention:Jason W. Joseph
Email: jason.joseph@brooks.com
Fax:(978) 262-2511

With a copy (which shall not constitute notice) to:

Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
United States of America

Attention: Michael L. Fantozzi, Esq., Robert E. Burwell, Esq. and
Daniel T. Kajunski, Esq.
Facsimile:617-542-2241
Email: mlfantozzi@mintz.com
 reburwell@mintz.com
 dtkajunski@mintz.com

(b)if to Purchaser, to:

c/o Thomas H. Lee Partners, L.P.
100 Federal Street
Boston, Massachusetts 02110
Attention: Jim Carlisle, Michael K. Kaczmarek and Shari Wolkon
Fax: (617) 227-3514
Email: jcarlisle@thl.com
mkaczmarek@thl.com
swolkon@thl.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Ted M. Frankel, P.C., Cole Parker, P.C. and John Z. Kosir

Email: ted.frankel@kirkland.com

cole.parker@kirkland.com

john.kosir@kirkland.com

or to such Person or address as either of the Parties shall hereafter designate to the other from time to time by similar written notice.

12.5Enforcement.
(a)Subject to Section 12.5(b), each Party hereto hereby acknowledges and agrees:

(i)the other Party would be irreparably harmed and would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements of such Party in this Agreement were not performed in accordance with their terms, and it is therefore agreed that each Party, in addition to and without limiting any other remedy or right it may have, shall be entitled to an injunction or other equitable relief without posting a bond to enforce specifically the terms and provisions of this Agreement;
(ii)not to assert that a remedy of specific enforcement is unenforceable, invalid or inequitable for any reason, except to the extent contrary to applicable Governmental Rule;
(iii)that each Party hereby waives any and all defenses it may have to such an injunction or other equitable relief; and
(iv)the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, and without that right, neither Party would have entered into this Agreement.
(b)Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that, subject to the terms and conditions of this Agreement, Purchaser has an obligation hereunder to cause Purchaser to exercise its rights under the Equity Commitment Letter and draw down the necessary proceeds of the Equity Financing and to cause Purchaser to consummate the transactions contemplated by the Transaction Agreements, including to effect the Closing in accordance with the terms and subject to the conditions in this Agreement, subject to the requirements set forth below and the terms and conditions herein and therein, and that the right of Seller to specific performance in connection with enforcing Purchaser’s obligations to enforce Equity Commitment Letter, draw down the necessary proceeds thereunder and consummate the transactions contemplated by the Transaction Agreements, will in all respects be subject to the requirements that: (i) Purchaser is not entitled to terminate this Agreement pursuant to Section 12.2; (ii) all of the conditions to the Closing set forth in Article IX were satisfied or waived as of the time when the Closing was required to have occurred pursuant to Section 3.1 and remain satisfied or waived (other than those conditions that by their nature only can be satisfied at the Closing, provided that each such condition is then capable of and would be satisfied assuming a Closing would occur at such time); (iii) the Debt Financing has been funded in accordance with the terms of the Debt Commitment Letter or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing; and (iv) Seller has delivered to Purchaser a certificate irrevocably certifying that (A) all of the conditions to the Closing set forth in Article X have been satisfied or irrevocably waived and (B) Seller stands ready, willing and able to consummate the Closing if the Equity Financing and Debt Financing are funded, and (v) Purchaser fails to consummate the Closing within two (2) Business Days after the date by which the Closing is supposed to have occurred pursuant to Section 3.1.  Until such time as Purchaser pays and Seller receives the Reverse Termination Fee, the remedies available to Seller pursuant to this Section 12.5 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Seller from, in the alternative, seeking to terminate this Agreement and collect the Reverse Termination Fee under Section 12.2(c) (subject to the provisions thereof). For the avoidance of doubt, while Seller may pursue both a grant of specific performance to the extent permitted by this Section 12.5 and the payment of the Reverse Termination Fee, under no circumstances shall Seller (collectively with all other Releasing Parties) be permitted or entitled to receive both a grant of specific performance to require Purchaser to consummate the Closing and payment of the Reverse Termination Fee. Without limiting the foregoing, (i) in no event will Purchaser be obligated to consummate the Closing following the End Date and (ii) it is understood and agreed by the parties hereto that only Seller (and not any other Person) may exercise the rights and remedies set forth in this Section 12.5(b).
12.6Assignment; Successors.  Unless otherwise provided in the applicable Transaction Agreement, none of the Transaction Agreements nor any rights or obligations thereunder may be assigned or otherwise transferred by any party thereto (including by operation by law) without the prior written consent of the other parties thereto, and any assignment without such consent shall be null and void and of no effect. Notwithstanding the preceding sentence, Purchaser may, without the prior written consent of Seller, assign its rights under any Transaction Agreement, in whole or in part, to (x) one or more of its Affiliates, (y) any subsequent acquirer of Purchaser, the Safari Business or all or a material portion of their assets, or (z) for collateral security purposes to any lender providing financing to Purchaser or its Affiliates, in each case, upon prior written notice to Seller; provided, however, that no such assignment shall relieve Purchaser of its obligations thereunder. Subject to the preceding sentences of this Section 12.6, the Transaction Agreements will be binding upon, inure to the benefit of and be enforceable by, the parties thereto and their respective successors and permitted assigns.
12.7No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto and such permitted assigns, any legal or equitable rights thereunder, whether as third-party beneficiaries or otherwise, except that (i) the Non-Recourse Parties shall be intended third-party beneficiaries of, and may enforce, Section 12.19, (ii) the Purchaser Released Parties shall be intended third-party beneficiaries of, and may enforce, Section 6.12(a) and (iii) the Seller Released Parties shall be intended third-party beneficiaries of, and may enforce, Section 6.12(b).  This Section 12.7 may only be amended or modified by a writing signed by the applicable parties that (a) specifically cites this Section 12.7 and (b) expressly provides that this Section 12.7 is being amended or modified by the operative provision in the applicable written instrument.
12.8Costs.  Except as otherwise expressly provided in a Transaction Agreement, each Party shall be responsible for the costs and expenses incurred by it in the negotiation, execution and delivery of the Transaction Agreements and, except as otherwise provided elsewhere in such agreements, the consummation of the transactions contemplated thereby.  Without limiting the foregoing, the Parties hereto agree that Seller (and not any Company Group Entity) shall solely bear and be responsible for (i) any fees, costs and expenses incurred by Seller or any of its Affiliates (including any Company Group Entity prior to the Closing) in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and other service providers and (ii) all change in control or stay bonuses, retention payments (including all payments under the Retention Bonus Plan) or similar compensatory amounts, and any “single-trigger” (or “double-trigger”, to the extent both triggers occur prior to, or in connection with, the Closing and by or at the direction of Seller or any of its Affiliates) severance obligations established by Seller or its Affiliates prior to the Closing, any payments in respect of any long term incentive plan or other similar equity or equity-like incentive plan administered by Seller or any of its Affiliates prior to the Closing, in each case owed to any current or former employee, officer, director or other service provider of Seller or any of its Affiliates (including any Covered Employee) that are to be paid (whether by Seller or any Company Group Entity) in connection with the consummation of the Closing (including the employer’s share of any payroll, social security, unemployment or similar Taxes attributable to such amounts determined, if applicable, without regard to any deferral of such Taxes under the CARES Act).

12.9Public Announcements.  Neither Purchaser nor Seller shall, and they shall cause their respective Affiliates not to, without the prior written approval of the other party, issue any press releases or otherwise make any public statements with respect to the transactions contemplated hereby, except as may be required by required by law, rule or regulation, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each party may make internal announcements to its employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby, subject to, in the case of any announcement to the Covered Employees, prior consultation with Purchaser as to the content of such announcement. Notwithstanding the foregoing, nothing in this Agreement shall restrict the ability of Purchaser or its Affiliates from providing a summary description of this Agreement or the transactions contemplated herein, and such other information as Purchaser and its Affiliates provide in the ordinary course of their business to their current or prospective direct or indirect investors, equityholders or financing sources (and their respective advisors), so long as such recipients are bound by an obligation to keep such information confidential.
12.10Amendments.  No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party hereto, it shall specifically reference this Section 12.10 and it shall expressly provide that this Agreement is being amended.
12.11Modification and Waivers.  No modification or waiver of any provision of this Agreement and no consent by either Party to any departure therefrom shall be effective unless in a writing referencing the particular section of this Agreement to be modified or waived and signed by a duly authorized signatory of each Party, and the same will only then be effective for the period and on the conditions and for the specific instances and purposes specified in such writing.  No failure or delay of any party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.
12.12Counterparts.  Unless otherwise provided in the applicable Transaction Agreement, each Transaction Agreement may be executed in one or more counterparts, all of which, when taken together, shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.  Each party to a Transaction Agreement need not sign the same counterpart.  Delivery of an executed counterpart of a signature page to a Transaction Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of such Transaction

Agreement.  Once any Transaction Agreement is signed, any reproduction of such Transaction Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under applicable law, and all products and services referred to therein are subject to it.

12.13Entire Agreement.  The Transaction Agreements, including the Schedules, Exhibits, annexes and attachments thereto, together with the Confidentiality Agreement, contain the entire agreement and understanding between the parties thereto with respect to the subject matter thereof and supersede all prior agreements and understandings relating to such subject matter.
12.14Severability.  Unless otherwise provided in the applicable Transaction Agreement, if any provision of any Transaction Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, to the extent permitted by applicable law, such invalidity, illegality or unenforceability shall not affect any other provision thereof.  Upon such determination that any term or other provision of a Transaction Agreement is invalid, illegal or unenforceable, unless otherwise provided in the applicable Transaction Agreement, the parties to such Transaction Agreement shall negotiate in good faith to modify such Transaction Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated thereby are fulfilled to the extent possible.
12.15Consent to Jurisdiction.  Unless otherwise provided in the applicable Transaction Agreement, as part of the consideration for value received, each of the parties to a Transaction Agreement hereby consents to the exclusive jurisdiction of any state or federal court located Wilmington in the State of Delaware with respect to all matters arising from or relating in any manner to the subject matter of a Transaction Agreement.  Unless otherwise provided in the applicable Transaction Agreement, each party to a Transaction Agreement further agrees that service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in the applicable Transaction Agreement shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence.  Each party to a Transaction Agreement (x) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection (i) to the laying of venue of any action, suit or proceeding arising out of the Transaction Agreements or the transactions contemplated thereby in any state or Federal court located within Wilmington in the State of Delaware or (ii) that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum; and (y) consents to the granting of such legal or equitable relief as is deemed appropriate by any aforementioned court in connection with such action, suit or proceeding.
12.16Governing Law.  UNLESS OTHERWISE EXPRESSLY SPECIFIED THEREIN, EACH TRANSACTION AGREEMENT AND ALL MATTERS ARISING OUT OF OR RELATING TO SUCH TRANSACTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO ANY

CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE OF ANY JURISDICTION THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING, EXCEPT AS OTHERWISE SET FORTH IN THE DEBT COMMITMENT LETTER AS IN EFFECT AS OF THE DATE OF THIS AGREEMENT (INCLUDING AS IT RELATES TO (A) THE INTERPRETATION OF THE DEFINITION OF SELLER MATERIAL ADVERSE EFFECT (AND WHETHER OR NOT A SELLER MATERIAL ADVERSE EFFECT HAS OCCURRED), (B) THE DETERMINATION OF THE ACCURACY OF ANY SPECIFIED ACQUISITION AGREEMENT REPRESENTATION (AS DEFINED IN THE DEBT COMMITMENT LETTER) AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF PURCHASER OR ANY OF ITS AFFILIATES HAS THE RIGHT TO TERMINATE ITS OR THEIR OBLIGATIONS HEREUNDER PURSUANT TO SECTION 12.2(a)(iv) OR DECLINE TO CONSUMMATE THE CLOSING AS A RESULT THEREOF PURSUANT TO SECTION 9.1(a) AND (C) THE DETERMINATION OF WHETHER THE CLOSING HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS HEREOF, WHICH WILL IN EACH CASE BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF LAWS THEREOF), ALL CLAIMS OR CAUSES OF ACTION AND MATTERS RELATING TO THE INTERPRETATION, CONSTRUCTION, VALIDITY AND ENFORCEMENT (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT, OR OTHERWISE) AGAINST ANY OF THE DEBT FINANCING SOURCES IN ANY WAY RELATING TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR THE DEBT FINANCING, SHALL BE EXCLUSIVELY GOVERNED BY AND CONSTRUCTED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES OR RULES TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAW OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

12.17Waiver of Jury Trial.  EACH PARTY TO A TRANSACTION AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH ANY OF THE TRANSACTION AGREEMENTS.  EACH PARTY TO A TRANSACTION AGREEMENT (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES THERETO HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.17.
12.18Financing Provisions.  Notwithstanding anything in this Agreement to the contrary, each of Seller and Purchaser (in the case of Purchaser, other than with respect to clause (g)), in each case, on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 12.4, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources will have any liability to Seller or any of its controlled Affiliates (in each case, other than Purchaser’s Affiliates) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any claim or cause of action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason and (i) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions of Section 12.2(c), Section 12.16 and this Section 12.18 (or the definitions of any terms used in those Sections solely as they relate to such Sections), and that such provisions (or such definitions, solely as they relate to such provision) shall not be amended in any way that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 12.18 shall in any way affect any party’s or any of their respective affiliates’ rights and remedies under any binding agreement to which a Debt Financing Source is a party, including the Debt Commitment Letter.

12.19No Recourse.  Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that (a) all suits, actions or proceedings, liabilities, losses, claims or causes of action (whether in contract, in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) that may be based upon, arise under, out or by reason of, be connected with or relate in any manner to this Agreement or any of the other Transaction Agreements, the negotiation, execution or performance of this Agreement or any of the Transaction Agreements (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Agreements), any breach or violation of this Agreement or any of the other Transaction Agreements or any failure of the transactions contemplated by this Agreement or the other Transaction Agreements to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly named as parties to this Agreement or such Transaction Agreements, as applicable, and then only to the extent of the specific obligations of such parties set forth in this Agreement or such other Transaction Agreements, as applicable, and (b) no Affiliate of a party hereto or any of their respective current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, representatives, successors or assignees (collectively, “Non-Recourse Parties”) shall have any liability or obligation (whether in contract, in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) based upon, arising under, out or by reason of, connected with or relating in any manner to this Agreement or any of the other Transaction Agreements, the negotiation, execution or performance of this Agreement or any of the Transaction Agreements (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Agreements), any breach or violation of this Agreement or any of the other Transaction Agreements or any failure of the transactions contemplated by this Agreement or the other Transaction Agreements to be consummated except to the extent of the specific obligations of such parties that are expressly named as parties to this Agreement or such other Transaction Agreements, as applicable.  Nothing in this Section 12.19 shall limit the rights or remedies available to the express parties or express third-party beneficiaries to the Confidentiality Agreement, the Commitment Letters, the Limited Guaranty or the other Transaction Agreements in accordance with the terms thereof.

***

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized signatories as of the date and year first above written.

BROOKS AUTOMATION, INC.

By: /s/ Stephen S. Schwartz

Name: Stephen S. Schwartz

Title: President and Chief Executive Officer

ALTAR BIDCO, INC.

By: /s/ James C. Carlisle

Name: James C. Carlisle

Title: President

Signature Page to Equity Interest Purchase Agreement